2007
Annual Report

Morningstar, Inc.

Dear Morningstar shareholders,

Morningstar had very good results in 2007. Our worldwide revenue grew 38% to $435 million, operating income increased 51% to $117 million, and net income rose 43% to $74 million. All three of our business segments posted double-digit revenue growth, and we significantly expanded our operations outside the United States. At the same time, we continued to make investments to build long-term value.

Financial Results

To measure the financial health of our business, we focus on three metrics: **revenue, operating income, and free cash flow.** The first two grew impressively last year. But free cash flow rose only a small amount—primarily because the acquisition-related tax benefit we received in 2006 was a one-time event. Let me explain these metrics in more detail.

First, revenue. A bit less than two-thirds of our 2007 revenue increase was from organic growth. The rest came from acquisitions (plus a small tailwind from currency movements). We had the best of both worlds: double-digit growth from our core business and meaningful contributions from businesses we've purchased. We completed one acquisition in 2007—the mutual fund data division of Standard & Poor's—which I described in last year's letter. This January, we acquired the Hemscott data, media, and investor relations businesses. I'll discuss Hemscott in more detail later in this letter.

We performed well on our three key operating metrics in 2007.

Operating Metrics ($000)


Revenue
Operating Income
Free Cash Flow*
+38%
+51%
+8%
06
07
06
07
06
07
$315,175
$435,107
$77,527
$117,254
$93,955
$101,022

On a product level, the main sources of our revenue growth were Investment Consulting, Licensed Data, and Advisor Workstation—three of our five largest products (see the list on page 43). Investment Consulting accounted for 17% of our revenue in 2007, up from 15% in 2006. Licensed Data, meanwhile, received a boost from the Standard & Poor's transaction.

When it comes to operating income, we've long said that our business has leverage—meaning that our costs shouldn't grow as fast as revenue. Last year, for example, revenue increased 38% and operating expense grew 34%. That difference would have been even larger if amortization hadn't increased because of recent acquisitions. This non-cash charge rose by $5.8 million. Still, our operating margin increased to 26.9% in 2007 from 24.6% in 2006.

Free cash flow, on the other hand, rose a modest 8%. The prime culprits behind the lag were (1) the one-time nature of the $13 million tax benefit we received in 2006 from the Ibbotson acquisition, (2) capital spending for office space in the U.S. and abroad, as well as computer hardware for disaster recovery, and (3) a $3 million payment to settle our Australian litigation. As we get past the effects of (1) and (3), free cash flow growth should improve. However, we expect continued spending on new facilities, which I'll discuss later, to restrain that growth in 2008.

The average number of shares outstanding grew 5% in 2007, and our fully diluted shares grew 3%. Those growth rates are a bit higher than what we'd expect over the long term. We view equity as a precious

*Free cash flow is considered a non-GAAP financial measure. Please refer to page 25 for a reconciliation to GAAP.

commodity and try to minimize its use. The key exception, though, is to provide equity incentives to our employees. This encourages them to think like long-term owners and aligns their interests with those of our shareholders. I believe it's a good investment. We switched from options to restricted stock units in our incentive plans beginning in 2006. This will help minimize future dilution while still providing an equity incentive to our employees.

In 2007, we provided $13 million in equity incentives to our employees. That meant we issued restricted stock units for about 250,000 of our shares, or 0.5% of the average outstanding shares. Over time, absent any use of stock for acquisitions (something we try to avoid) and assuming a stable stock price, growth in our share count should trend down. It's higher today, primarily because our employees are exercising stock options granted in previous years.

We continue to maintain a strong balance sheet. We ended the year with cash and investments of $259 million and no debt. That was reduced by about $102 million in the first quarter of 2008, when we paid approximately $52 million for the Hemscott acquisition and $50 million for annual bonuses. We also expect to spend about $40 million in 2008 ($29 million net of tenant improvement allowances) for the build-out of our new corporate headquarters in Chicago. Continued cash flow from our business should help offset these expenditures, though.

The Institutional segment now makes up more than half of our consolidated revenue, and we reach about 2,400 institutions worldwide.

Institutional Segment

Share of Consolidated Revenue* | Revenue $mil | Operating Income $mil | Morningstar Reach / Worldwide Institutions


52.9%
+58%
06
07
$146.1
$230.3
+106%
06
07
$37.2
$76.7
2,400 / 15,000

Institutional Segment

Because our Institutional segment now accounts for more than half of our business, I'll review this segment first. We've had much success with this part of our business—with continued growth in both revenue and margins. A key reason for that is our rapidly growing Investment Consulting service. We've benefited from both increased inflows into our funds-of-funds offerings and rising markets. While this is good, it also makes us more exposed to market downturns because our fees are tied to assets, and a downturn could affect the size of our asset pool or inflows into our programs.

Another reason for our strong institutional growth was our acquisition of the fund data business from Standard & Poor's. We've demonstrated an ability to quickly integrate a large acquisition and expand margins at the same time. Tao Huang, our chief operating officer, and Bevin Desmond, president of our International business, deserve much credit here. We had a similar experience with our Ibbotson acquisition in 2006. As you will see, we hope to replicate this success with Hemscott in 2008.

Our Investment Consulting service is our largest offering and continues to grow at a strong clip. We started this business in 1998, and it now accounts for more than one-sixth of our revenue and an even higher percentage of our operating income. Its core offering is funds-of-funds investment management—constructing portfolios of managed investment products, mainly mutual funds and variable annuities. With thousands of products to choose from, investors find it increasingly difficult to sort through all the options.

*Revenue and operating income for our three segments total more than 100% because they exclude eliminations and corporate items.

Industrywide, funds of funds and multimanager portfolios have been growing at a rapid pace, and we have a small but growing share of this market.

Market Penetration in Funds of Funds ($bil)


$665
$951
$1,258
$1,676
$1,952
Industry Assets*
0.9%
1.4%
1.9%
3.9%
5.8%
Market Penetration %
03
04
05
06
07
$6.0
$13.6
$23.8
$65.9
$113.4
Morningstar's Combined Assets**

We help by selecting the best funds, combining them in appropriate portfolios, and monitoring performance. Research firm Cerulli Associates estimates **this is a $1.9 trillion market,** growing by 18% annually. Our funds-of-funds assets (where we're either a portfolio construction manager or subadvisor) increased by 76% to $97.5 billion in 2007. If you add in our other assets from managed retirement accounts and the Managed Portfolios program, we still have a tiny 6% share of this business.

We offer Investment Consulting services through Morningstar Associates and Ibbotson Associates. Patrick Reinkemeyer led Morningstar Associates to a strong year, with assets under advisement up 40% to $57 billion. Patrick's strategy is to focus on a small number of large clients. A relationship with Morningstar helps our clients differentiate their offerings from their competitors. Our programs performed well in 2007 and are popular with the advisors who distribute them.

In the retirement market, Morningstar Associates offers online advice and managed account services. Increasingly, participants in defined contribution retirement plans want to delegate investment management—either by using target-date funds or by having an independent firm manage their assets. We participate in both areas, and our managed account assets grew 67% to $1 billion in 2007.

On the Ibbotson Associates side, Peng Chen is a real star. After we acquired Ibbotson in 2006, we asked Peng, who was in charge of research, to take over the entire business. He wasted no time showing his talent. **Ibbotson nearly tripled its assets under advisement to $41 billion in 2007.** That is an

*Source: Cerulli Associates; 2007 amount is an estimate. **Includes Investment Consulting, Morningstar Managed Portfolios, and managed retirement accounts.

Assets under advisement for our Investment Consulting services rose 76% in 2007.

Investment Consulting Assets Under Advisement


+76%
+151%
+75%
+129%
NMF
Morningstar Associates
Ibbotson Associates
03
04
05
06
07
$5.5
$12.6
$22.1
$55.5
$97.5
Total

amazing feat. And in the retirement market, Ibbotson's managed account assets grew 59% to $13 billion. Needless to say, this acquisition—and Peng's leadership—has worked out well for Morningstar.

Data Business

Morningstar Direct, our Internet-based institutional software platform, accelerated its growth rate in 2007. **The number of users increased 65% to 2,229,** nearly twice the 2006 growth rate. The increase was strongest outside the United States, where we added about 400 users. Morningstar Direct combines all our investment databases and research under a simple, no-discount pricing plan. It's also a global product: We sell the same product all over the world.

We have an aggressive development program for Morningstar Direct and continue to roll out new functionality to meet our clients' needs. Our product is now part of the workflow of many investment management firms, principally in the research and marketing departments of mutual fund companies. As we expand our content, though, we're pushing beyond this base to other institutional investors.

One way to measure our success is user growth among existing clients, which accounted for more than half of last year's gains. We see that as a valuable endorsement: One person in a firm likes our product and tells his colleagues. They begin using it too—increasing our revenue.

Licensed Data, our second-largest product, had a strong year, with revenue growing to more than $59

Nearly one-third of the total licenses for Morningstar Direct are held by users outside the United States.

Morningstar Direct Licenses


+85%
+29%
+27%
+37%
+65%
U.S.
Non-U.S.
03
04
05
06
07
601
775
985
1,348
2,229
Total

million. This business consists of selling electronic data feeds to institutions, as well as licensing proprietary tools such as the Morningstar Rating and Morningstar Style Box. We launched eight new data feeds last year, including portfolio holdings, future fund distributions, and global exchange-traded funds (ETFs). The business we acquired from Standard & Poor's also added data feed revenue. Our data team is adept at finding new ways to slice our database to meet the needs of many market segments.

We expanded our databases significantly in 2007. We now track more than 265,000 investments, including about 110,000 mutual fund share classes and 7,700 hedge funds. We added 1,500 hedge funds, nearly 200 new hedge fund data points, and a capability that allows hedge fund managers to enter information directly into our databases. We also expanded our ETF database, bringing total coverage to 1,400. Our ETF and hedge fund databases are global in scope, which allows us to sell the same databases around the world.

Even more important, we continued to improve data quality. Based on our internal metrics, we estimate that we improved the quality of our databases by 36% in 2007—and it was already excellent to begin with. As part of our team of 300 data analysts, we have a dedicated (some might say fanatical) quality team that includes 20 employees in China with advanced degrees. They independently measure our data quality and recommend process improvements to reduce error rates.

Liz Kirscher heads up our U.S. data and institutional software business. It's a tough job, and she continues to generate great results.

We continued to deepen our relationships with financial advisors in 2007, and we now reach about 240,000 advisors globally.

Advisor Segment



Share of Consolidated Revenue*
26.6%
Revenue $mil
+22%
06
07
$94.7
$115.7
Operating Income $mil
+19%
06
07
$26.7
$31.7
Morningstar Reach / Worldwide Financial Advisors
240,000 / 1.2 mil

Index Business

Our Institutional segment also includes a growing index business, headed up by Sanjay Arya. We have a family of indexes that serve both as investment benchmarks and as the basis for creating investment products, such as ETFs. Our best-known indexes are the real-time benchmarks based on the Morningstar Style Box. These power the Market Barometer—a heat map that illustrates, in real-time on Morningstar.com's home page, the performance of the market by investment style.

We've also licensed this data to Barclays to create a family of ETFs, which trade on the New York Stock Exchange. More than $2.1 billion is now invested in ETFs based on our indexes, up 28% from 2006. We now have a series of fixed-income and commodity indexes, and we're working to create asset allocation indexes. It takes time to build an index business, but the rewards can be large if we achieve significant scale.

Advisor Segment

We continued to deepen our relationships with financial advisors in 2007. **Our revenue grew 22% to $116 million and operating income rose 19% to $32 million.** We now serve approximately 240,000 advisors around the world, or about 20% of the global market. Because the majority of investors prefer to work with an advisor, our wide reach in this market is a valuable asset.

Chris Boruff, president of our U.S. Advisor business, has an intense focus on meeting the needs of advisors, and has continued to increase the value of the products we provide.

*Revenue and operating income for our three segments total more than 100% because they exclude eliminations and corporate items.

Nearly 176,000 financial advisors in the United States are licensed to use Morningstar Advisor Workstation.

Morningstar Advisor Workstation Licenses



+30%
+148%
+41%
+36%
+14%
03
04
05
06
07
32,408
80,235
113,461
153,838
175,725

Revenue for Advisor Workstation, our Web-based platform for advisors, grew 27% in 2007. **We have almost 176,000 Workstation licensees in the United States, up 14% over the previous year.** Our new Site Builder module helps asset management firms serve the advisors who distribute their funds. Our first major Site Builder client signed on before we launched the product, and it has continued to meet with a positive response. In 2006, we launched Advisor Workstation Portfolio Builder, a streamlined tool that helps advisors quickly assess a client's needs and develop portfolio recommendations. It continues to do well, especially outside the United States.

Principia, our CD-ROM research software, grew 0.1% in 2007. While you may not be cheering about that growth rate, we view this as a real accomplishment. As more advisors use our Internet-based Advisor Workstation, there's less demand for CD-ROM software. Just keeping the Principia revenue line flat is cause for celebration, and product manager John Faustino excels at managing this product. We introduced two new modules, Asset Allocation and Presentations & Education. Despite its modest growth, Principia has a large number of loyal subscribers and we're continuing to invest in enhancements.

Our annual Morningstar Investment Conference is a popular event. It attracted 1,400 participants last June. The format is simple: We invite top fund managers to speak to financial advisors. It's a terrific event that brings in revenue for Morningstar and enhances our brand. Last year, about 170 exhibitors and 60 journalists attended the meeting. If you can visit Chicago in June, we hope you'll consider attending. Don Phillips, a managing director, does an outstanding job hosting the event.

We also held our first investment conferences in the U.K. and Australia in 2007. Leading fund managers and our research staff spoke to an audience of advisors and institutional investors. These conferences should grow every year and will be important in enhancing our international reputation.

Finally, we launched *Morningstar Advisor* magazine. This quarterly controlled-circulation publication offers investment articles for financial advisors. It is beautifully designed, and we've had an encouraging reception from both readers and advertisers.

In July, we named Kunal Kapoor as the new head of our Morningstar Investment Services (MIS) unit. MIS provides management services to financial advisors, primarily through a mutual fund advisory program. Assets grew 22% in 2007 to $2.2 billion. We extended our reach to about 1,500 advisors (up 19%) and 14,000 client accounts (up 25%). We also posted good performance, as 15 out of 16 portfolios beat their benchmarks. Our portfolios overweighted growth and large-cap stocks last year, both of which did well. Over the past five years, the performance is even more impressive, with all 16 of the portfolios exceeding their benchmarks.

We're excited to have Kunal in this role. He is a 10-year Morningstar veteran who previously headed our mutual fund analyst team and worked in international business development. Kunal's understanding of our company will put a stronger Morningstar stamp on this business.

We reach about 6.1 million individual investors globally, and our products for individuals play an important role in building our brand.

Individual Segment



Share of Consolidated Revenue*
Revenue $mil
Operating Income $mil
Morningstar Reach / Worldwide Individual Investors
22.4%
+21%
+4%
6.1 mil / 249.1 mil
06
07
06
07
$80.7
$97.3
$22.9
$23.7

Individual Segment

While I discuss our Individual segment last, it is by no means least. Our mission is to serve investors, and even if our immediate customer is an institution or a financial advisor, we're ultimately helping individual investors make better decisions. Morningstar's heritage, the core of our culture, is helping individual investors succeed.

Our individual business grew 21% to $97 million in 2007, while operating income grew 4% to $24 million. Operating margin declined to 24.4%, from 28.4% in 2006. Despite impressive revenue growth, margins fell because we're investing more in these businesses—primarily through increased sales and marketing and our 2006 acquisition of Aspect Huntley in Australia.

Our products for individual investors play an important role in building our brand. Journalists regularly turn to our research analysts for commentary, which helps enhance and extend our reputation. The trust and credibility that flows from our analysis is a big part of what makes our other products successful, and we don't expect this business segment to provide our highest margins.

The bulk of our Individual business is in the United States, where our flagship product is Morningstar.com. It has 5.3 million registered users and nearly 3 million unique visitors per month. Premium memberships grew 9% to 180,000 in 2007. Advertising revenue, after a brief fall slowdown, finished the year up 28%.

*Revenue and operating income for our three segments total more than 100% because they exclude eliminations and corporate items.

Premium memberships on Morningstar.com increased by about 9% in 2007.

Morningstar.com Premium Memberships


+10%
+15%
+12%
+13%
+9%
03
04
05
06
07
114,140
131,035
147,010
165,957
180,366

The revenue mix for Morningstar.com is about two-thirds from Premium subscriptions (annual rate, $159) and one-third from advertising. Given the ups and downs of the ad market, we're pleased to get the bulk of our business from our stable subscriber base. Rupert Murdoch may have considered making *The Wall Street Journal's* Web site free, but we're happy where we are. We think our approach maximizes revenue and reflects the value of our investment research to our users.

We continued to expand the content on Morningstar.com in 2007. For example, we launched our Options Center, which applies our stock rating methodology to option valuation and helps us reach a new audience. We also expanded the site's video segments—and we plan to continue building out content in other areas.

We have similar sites for individual investors in an additional 20 countries around the world. We now have more than 500,000 registered users on these global sites. In 2007, we upgraded our sites in the U.K., Italy, and China. This year, we plan to revamp our sites in Australia, Canada, and most of the remaining European markets. As incomes rise around the world, we believe more individuals will become investors—and they will want independent, objective sources like Morningstar to help them.

That's why we're trying to leverage the investment we've made in our equity analyst staff. This is a valuable asset, and few firms can match our breadth of coverage. Still, the Global Analyst Research Settlement, which helped us jump-start this business, ends in mid-2009. Back in 2004, 12 investment banks agreed to spend about $450 million providing independent equity research to clients over a five-year period. We won contracts with six of those firms, worth about $21 million in revenue last year.

That's slightly less than 5% of our total revenue. We hope to retain as much of this business as possible as the settlement winds down, but I expect that number will decline. At the same time, we're excited about new services that capitalize on our equity expertise.

We launched research on initial public offerings last year. We cover every IPO in the United States from the time a company files its registration statement until its shares begin trading. Because investment banks are prohibited from offering research on their IPOs during this "quiet period," an independent firm like Morningstar is nicely positioned to fill the void. We are also in a strong position because we already have a 112-person equity analyst staff, and we can assign IPO coverage to analysts with deep industry knowledge. We've had a positive early response to this product.

Our Individual business also includes newsletters and books, primarily offered to customers in the United States and Australia. In the United States, these businesses had modest growth in 2007. Even though print is not a high-growth medium, these publications are profitable and help us reach new investors. In early 2008, we published *The Ultimate Dividend Playbook* by Josh Peters, who is also editor of our *DividendInvestor* newsletter, and *The Little Book That Builds Wealth* by Pat Dorsey, our equity research director.

Catherine Gillis Odelbo does a terrific job running our U.S. Individual business. Cathy is a passionate investor and deserves praise for enhancing our fund coverage and building our position in equity analysis.

We also have a significant Individual business in Australia, part of our 2006 Aspect Huntley acquisition. Andrew Bird founded Aspect and created that country's most comprehensive fundamental equity database. Aspect later merged with Huntley's, a family of newsletters started by investment writer Ian Huntley, and bought InvestorInfo, a financial trade publisher in Australia. When we bought Aspect Huntley, we merged it with Morningstar Australia and later made Andrew CEO of the combined enterprise. Andrew does an exceptional job, and in his entrepreneurial fashion he's always looking for ways to expand our business.

Investment Landscape

To evaluate our company's performance, it's helpful to review market conditions in 2007. Although our results historically haven't been closely tied to the market, up markets create a more favorable selling environment for us than down markets. And, as we have more asset-based revenue, our results will be affected more by overall market performance.

I'd characterize 2007 as slightly below average in terms of stock market performance . . . positive, but turbulent. Deteriorating subprime mortgages created liquidity and credit problems that led to uncertainty among some of our clients. Nevertheless, the Morningstar U.S. Market Index rose 5.9%, and the MSCI World Index rose 7.1%.

Financial Research Corporation projects double-digit asset growth in most major investment types over the next five years.

Projected Asset Growth and Relative Size



30
25
20
15
10
5
2007 Growth Rate %
529
SA HF
ETF
MF* CE
VA
5
10
15
20
25
Projected Five-Year Compound Annual Growth Rate %

Investors also continued to buy mutual funds. According to the Investment Company Institute, net sales in 2007 were $223 billion. That's down from $227 billion in 2006, but a healthy number nonetheless. Total fund assets topped $12 trillion in the United States, which represents about half the world's total. I've included a graph on page 30 that shows fund assets over the past five years. It's encouraging to see that despite the meltdown in parts of the financial industry, the mutual fund market has grown.

I've included a chart (above) that shows **assets and five-year projected growth rates for major investment categories.** Industry tracker Financial Research Corporation forecasts that all of these categories will grow at double-digit rates over the next five years. That's good news for us. We have leading databases that track each of these investment areas, and we can accurately analyze a portfolio that combines investment types. Few other firms—maybe none—have similar capabilities.

The financial sector was hit hard in 2007, with the Dow Jones Financial index down 18%. Even though we sell to financial services firms with mortgage and credit-related problems, most of our customers are the investment management divisions of these firms, which have remained relatively healthy. Still, as our customers retrench, cutbacks may affect us. We didn't see that in 2007, but it is a risk as we enter 2008.

There's another way to look at potential demand for our services, beyond assets of the mutual fund industry. Veronis Suhler tracks the overall demand for financial and economic data. **It estimates that spend-**

VA Variable Annuities, MF Mutual Funds, CE Closed-End Funds, SA Separate Accounts, HF Hedge Funds, 529 529 Plans, ETF Exchange-Traded Funds
*Excludes money market funds. Source: Financial Research Corporation

Veronis Suhler Stevenson estimates that total spending on financial and economic information increased about 9% to $23.2 billion in 2007.

Spending on Financial and Economic Information


+7%
+10%
+10%
+10%
+9%
03
04
05
06
07
$15,915
$17,499
$19,318
$21,264
$23,220*

ing increased 9% to $23.2 billion in 2007. That means we have less than a 2% share of this large market. There are many opportunities for us.

Investment Research

We continuously invest in our research staff and aim to be a leader in the field. We're fortunate to have a top-notch group of professionals, including Don Phillips, Peng Chen, John Rekenthaler, and about 30 quantitative research analysts. Some of our notable research initiatives in 2007 included:

- *Survivorship-bias free investment database.* Most investment databases suffer from "survivorship bias," a problem caused when funds merge, liquidate, or otherwise disappear. This creates an upward bias in the aggregate performance of the remaining funds. We undertook a major initiative to address this problem and now include inactive funds in our databases and category averages.

- *Shorts and derivatives.* We now work with fund companies to track their short and derivative positions. This allows us to calculate a more accurate view of a portfolio's asset allocation. This is a big deal, because knowing a fund's true asset allocation is essential to doing meaningful portfolio planning.

- *New hedge fund categories and ratings.* We scrubbed and analyzed our hedge fund data to better understand hedge fund strategies. As a result, we revamped our hedge fund category structure. This paved the way for us to launch hedge fund ratings, which we did in early 2008.

*Source: Veronis Suhler Stevenson; 2007 amount is projected.

- *"Lifetime Financial Advice: Human Capital, Asset Allocation, and Insurance."* The Research Foundation of the CFA Institute published this paper, which builds on research by Roger Ibbotson and Ibbotson Associates. The U.S. patent office granted a patent on Ibbotson's proprietary human capital methodologies in 2007.

- *Retirement income.* In our Investment Consulting area, we're working on combining guaranteed products (such as annuities and structured products) with traditional asset allocation to help create sustainable income streams for investors in retirement.

Morningstar Analysts

We have 171 fund and stock analysts at Morningstar—and you can expect to see this number grow. One of the primary ways we've differentiated our company from competitors is by having deep analyst knowledge of the securities we track. We believe the combination of gathering our own investment data and having analysts interpret it puts us in an unusually strong position. Eventually we'd like to track all major investable securities and provide analyst commentary on them.

Most people are overwhelmed with data. Investors are hungry for someone to sift through the numbers for them. That's what our analysts do well. They're opinionated. They don't write diplomatic reports, and we're not always the most popular company in the investment industry. We identify with Jack Bogle, whose blunt, common-sense views make him loved by investors but unpopular with many in the fund industry.

A less obvious benefit of our analyst staff is that it provides a terrific talent pool to recruit from for senior positions. We have roughly 25 people today in senior roles who were formerly analysts. They make outstanding managers because they understand investing and our approach to it. It's much harder to hire outsiders with similar skills, and promotion from within helps reinforce the cohesive, investor-oriented culture at Morningstar.

As an example, our new CFO, Scott Cooley, worked as both a fund and stock analyst at Morningstar. After rising through the ranks to lead our fund analyst group, he went to Australia to manage our business there. We selected him for the CFO role because of his strong knowledge of our operations and his investing and financial acumen. But it all started by hiring Scott as a securities analyst 12 years ago.

Finally, the investment expertise of our analyst staff has led to new opportunities for Morningstar. I don't believe we could have built our Investment Consulting business, for example, if we didn't have that expertise. We're finding other ways to leverage our analyst knowledge to build new opportunities.

Investing more in our analyst staff doesn't immediately improve our income statement. But it builds our "moat" and makes it more difficult for others to compete with us. That's a very good return on our money.

New Chicago Headquarters

Later this year, we will move into our new headquarters in Chicago. We will lease 235,000 square feet—

The Hemscott businesses we acquired in January 2008 generate revenue in three major areas.

Hemscott's Revenue Breakdown


Investor Relations
29%
HEMSCOTT
Data
53%
Hemscott.com
18%

about 40% more than our current square footage. The additional space will make it easier to meet with clients, both in small training sessions and in large groups. In addition to the $29 million in expected net capital spending I mentioned earlier, our rent will also go up, because we're expanding our space and losing the benefit of our old lease's low rental rate.

Outside the United States, we made major improvements to our offices in Amsterdam, London, Madrid, and Sydney. We're upgrading facilities to our global standard—smart design with open-plan seating. In 2008, we're moving to new space in Paris and Frankfurt. We're also exploring offices in London, where we now have 180 people in three separate buildings.

Acquisitions

In December 2007, we announced our acquisition of the Hemscott businesses from Ipreo Holdings LLC for $51.6 million in cash. Ipreo is a venture firm that had combined Hemscott (equity data, media, and investor relations in the U.K.) and Core Data (equity data in the United States, formerly Media General Financial Services). We acquired fundamental equity data on nearly all U.K., U.S., and Canadian companies, as well as a large number of firms throughout Europe. We expect to cover 20,000 stocks worldwide after integrating Hemscott's data, and we're well on our way to building a world-class global equity database.

As part of the Hemscott acquisition, we acquired a 180-person data processing center in India. This will complement our data center in Shenzhen, China. We're already directing projects to India from other parts

We have revenue from several regions outside the United States, totaling 20.6% of consolidated revenue in 2007.

Non-U.S. Revenue by Region


Japan
Europe
Canada
Asia
Australia
03
04
05
06
07
14.4
14.1
13.0
14.0
20.6
Revenue Non-U.S.%

of Morningstar. We plan to invest more in India and expect our operations there to grow. We also acquired Hemscott IR, a leading U.K. investor relations business that creates and manages the investor relations section of public company Web sites. This is a new market for us, and we're excited about it.

In my letter last year, I discussed our acquisition of the mutual fund data business of Standard & Poor's. That deal closed in March 2007 and contributed significantly to our annual results, especially outside the United States. This required massive amounts of work—merging large financial databases, infrastructure, and staff. Our integration teams around the world did an outstanding job.

This transaction also raised our profile significantly outside the United States. In many countries, such as Germany, Spain, the United Kingdom, France, and Hong Kong, we doubled the size of our business. We also enlarged our investment databases and **significantly raised our international revenue** and profits.

New Directors

Bill Lyons, the former CEO of American Century Companies, joined our board in September. Bill has a sharp mind for business and brings more than 25 years of experience in the financial services industry.
His skills will be invaluable to our board, as will those of new board member Frank Ptak, who I talked about in last year's letter.

Tim Armour

As we say hello to Bill Lyons, we say goodbye to Tim Armour, one of our managing directors. After 10 years with us, Tim will turn 60 this year and wants to move to what he calls "Life 2.0." Tim has contributed enormously to Morningstar. He has an uncanny ability to understand client needs, present our capabilities, and do it all while embracing our "investors first" culture. We will miss him. But given Tim's youth and energy, I expect we'll hear more from him in the future.

Annual Meeting

Our third annual shareholders' meeting will be on May 20 in Chicago, and we'd love to see you there. We will discuss our results, describe our strategy in more detail, and take questions from the audience. We don't hold quarterly conference calls, and each month we answer investor questions in the form of a written Q&A that we file with the SEC and post on our Web site. So this is your only opportunity to grill us face to face. We hope you take advantage of it. Even if you don't have questions, we'd enjoy meeting you.

Best regards,

Joe Mansueto

Morningstar's values are the foundation of our company and provide a framework to guide our business decisions. We strive to live up to these principles every day and integrate them in everything we do.

Investors come first

We believe that Morningstar's strength comes largely from the faith that investors place in us. Our independence, integrity, and advocacy for investors' interests are the cornerstones of our company. We strive to help investors achieve better results.

Great products

We believe that Morningstar's products must exceed our customers' expectations and raise the standard over other existing products. To do this, our products must be not only innovative, but also reliable and of the highest quality. They must be marked by exemplary content, design, and usability.

Entrepreneurial spirit

We believe that companies should grow, but never grow old. The entrepreneurial spirit inspires independent thought, agile decision-making, and an acceptance of creative and unconventional solutions to business challenges.

Uncompromising ethics

We require our employees to adhere to high ethical standards, regardless of the impact on our business. We believe that high ethical standards should be pursued for their own sake, and we expect every Morningstar employee to treat our customers and their fellow employees as we would wish to be treated ourselves.

Great people

We believe that every person who works at Morningstar contributes to our success. We want to attract talented, hard-working, enthusiastic people, so we create an environment that encourages employees to learn throughout their careers, allows them to advance based on merit, and rewards them for helping Morningstar thrive.

Financial success

We believe that great products create value for our customers. This creates demand for our products and, in turn, generates financial success. Financial success strengthens our company and helps us continue to raise our standards and set more challenging goals.

Business Highlights

Revenue


$91,230
$109,619
$139,496
$179,658
$227,114
$315,175
$435,107

($000)	01	02	03	04	05	06	**07**
Revenue	$ 91,230	$ 109,619	$ 139,496	$ 179,658	$ 227,114	$ 315,175	**$435,107**
% change	21.7%	20.2%	27.3%	28.8%	26.4%	38.8%	**38.1%**

Operating Income (Loss)


$(16,391)
$(8,340)
$(10,754)
$17,735
$46,480
$77,527
$117,254

($000 except per share amounts)	01	02	03	04	05	06	**07**
Operating income (loss)	$ (16,391)	$ (8,340)	$ (10,754)	$ 17,735	$ 46,480	$ 77,527	**$117,254**
% change	NMF	NMF	NMF	NMF	162.1%	66.8%	**51.2%**
Operating margin	NMF	NMF	NMF	9.9%	20.5%	24.6%	**26.9%**
Income (loss) before extraordinary gain and cumulative effect of accounting change	$ (9,295)	$ (2,638)	$ (11,897)	$ 8,809	$ 31,117	$ 51,503	**$ 73,922**
Net income (loss)	$ (9,295)	$ 446	$ (11,897)	$ 8,809	$ 31,117	$ 51,762	**$ 73,922**
Diluted income (loss) per share	$ (0.32)	$ (0.09)	$ (0.31)	$ 0.21	$ 0.70	$ 1.11	**$ 1.53**
Weighted average common shares outstanding—diluted	41,364	40,361	38,382	41,858	44,459	46,723	**48,165**

Free Cash Flow[1]



$(11,115)
$10,553
$21,098
$25,132
$40,994
$93,955
$101,022

($000)	01	02	03	04	05	06	**07**
Cash provided by (used for) operating activities	$ (5,183)	$ 16,542	$ 29,705	$ 32,862	$ 48,445	$ 98,677	**$ 112,368**
Capital expenditures	(5,932)	(5,989)	(8,607)	(7,730)	(7,451)	(4,722)	**(11,346)**
Free cash flow[1]	$ (11,115)	$ 10,553	$ 21,098	$ 25,132	$ 40,994	$ 93,955	**$ 101,022**
% change	NMF	NMF	99.9%	19.1%	63.1%	129.2%	**7.5%**

Cash, Cash Equivalents, and Investments



$47,650
$64,796
$76,158
$95,463
$153,190
$163,751
$258,588

Balance Sheet Data ($000 as of December 31)	01	02	03	04	05	06	**07**
Cash, cash equivalents, and investments	$ 47,650	$ 64,796	$ 76,158	$ 95,463	$ 153,190	$ 163,751	**$ 258,588**
Working capital (deficit)	1,165	10,005	(5,206)	16,902	90,374	70,021	**149,723**
Total assets	128,735	152,781	180,265	213,361	296,311	447,838	**649,307**
Deferred revenue	33,657	47,731	55,554	63,363	71,155	100,525	**129,302**
Long-term liabilities	26,315	21,243	25,486	30,128	6,756	10,952	**23,166**
Total shareholders' equity	35,970	48,132	44,821	64,381	173,714	269,423	**408,303**

(1) Free cash flow, which we define as cash provided by (used for) operating activities less capital expenditures, is considered a non-GAAP financial measure. This measure is not equivalent to any measure of performance required to be reported under U.S. generally accepted accounting principles (U.S. GAAP) and may not be comparable to similarly titled measures reported by other companies.

We provide extensive data on more than **265,000 investments** globally.


Canada 10,415
United States 138,789
Mexico 1,693
Chile 919
Europe 43,144
Middle East 91
South Africa 38
Asia/Pacific 16,615
Australia 12,190

Other global coverage


32,304 Offshore/cross border domiciles
7,722 Hedge funds and funds-of-hedge funds
1,421 Exchange-traded funds

We have continued to expand our **analyst coverage** on stocks and other investments.


84 Software companies covered
198 Hardware
70 Media
79 Telecommunication
238 Healthcare
198 Consumer services
223 Business services
385 Financial services
145 Consumer goods
255 Industrial materials
193 Energy
84 Utilities
Total 2,152

Revenue **outside of the United States** increased substantially in 2007.


$20,118
$25,410
$29,442
$44,276
$89,680
Non-U.S. Revenue ($000)
03
04
05
06
07
% of consolidated revenue
14.4%
14.1%
13.0%
14.0%
20.6%

We continued to post **strong retention and renewal rates** in 2007...


100–105%
95–100%
95–100%
60–65%
60–65%
65–70%
05
06
07
05
06
07
Renewal
(contract-based products)
Retention
(subscription-based products)

...and continued to drive combined **revenue for our three flagship Internet platforms:** Morningstar.com, Morningstar Advisor Workstation, and Morningstar Direct.


$29,657
$44,854
$61,632
$84,996
$108,508
($000)
03
04
05
06
07
% of consolidated revenue
21.3%
25.0%
27.1%
27.0%
24.9%

Revenue from acquisitions increased in 2007...


$2.1
$2.4
$2.4
$36.4
$44.2
($mil)
03
04
05
06
07

...but **organic revenue** has remained a major contributor to Morningstar's growth.


Acquisitions
Foreign currency
Organic revenue

Sources of revenue in 2007	$000	% of total
Organic revenue	$387,073	89.0%
Acquisitions	44,226	10.2%
Foreign currency	3,808	0.8%
Total	$435,107	100.0%

Morningstar's Four Growth Strategies

- Enhance our position in each of our three operating segments by focusing on our three major Internet-based platforms
- Become a global leader in funds-of-funds investment management
- Expand the range of services we offer investors, financial advisors, and institutional clients, focusing on:
  - Investment databases
  - Equity research
  - Hedge funds
  - Retirement income
  - Investment indexes
- Expand our international brand presence, products, and services

Key Initiatives in 2007

February	▸ Launched Select Stock Baskets, a series of customized stock portfolios based on Morningstar's proprietary indexes and research
March	▸ Acquired mutual fund data business from Standard & Poor's ▸ Ibbotson research paper received Graham and Dodd Scroll award from CFA Institute ▸ Introduced Asset Allocation and Presentations & Education modules for Principia
April	▸ Began analyst coverage of open-end investment companies and unit trusts in United Kingdom
July	▸ Launched Advisor Workstation Office Edition in United Kingdom ▸ Ibbotson received patent on portfolio creation technique using concept of human capital
August	▸ Launched Morningstar Site Builder to help investment firms integrate Morningstar tools and reports into their advisor Web sites
September	▸ Enhanced methodology for Stewardship Grade for Mutual Funds ▸ Introduced family of commodity indexes ▸ Created Options Center on Morningstar.com ▸ Held first European investment conference
October	▸ Revised methodology for rating and ranking group variable annuities ▸ Exchange-Traded Notes based on Morningstar's Wide Moat Focus Index began trading on NYSE
December	▸ Announced plans to acquire several Hemscott businesses

Major Products and Services

	Segment	Format	Markets	Databases
▲✲ **Morningstar.com** Destination site for independent analysis and timely data	Individual	Internet & Services		S MF HF ETF CE 529
Morningstar Equity Research Independent research and ratings on more than 2,000 stocks	Individual	Internet & Services, Print		S
Newsletters and Other Publications Newsletters, magazines, and books with investment ideas and information	Individual	Internet & Services, Print		S MF ETF
▲✲ **Morningstar Advisor Workstation** Web-based planning system for advisors	Advisor	Internet & Services		S MF HF SA VA ETF CE 529
✲ **Morningstar Principia** Research and planning software for advisors	Advisor	Software		S MF HF SA VA ETF CE
Morningstar Managed Portfolios Fee-based discretionary asset management service	Advisor	Internet & Services		S MF ETF
✲ **Investment Consulting** Customized consulting and advisory solutions	Institutional	Internet & Services		
✲ **Licensed Data** Data feeds and packages of proprietary statistics	Institutional	Internet & Services		S MF HF SA VA PL ETF CE 529 CM
Retirement Advice Advice and asset management for retirement plan participants	Institutional	Internet & Services, Print		S MF VA
▲ **Morningstar Direct** Web-based institutional research platform	Institutional	Internet & Services		S MF HF SA VA PL ETF CE 529 CM
Morningstar Workstation for institutions (Formerly S&P Micropal Workstation) Desktop resource for advanced analysis of fund performance	Institutional	Internet & Services		MF HF PL ETF
Licensed Tools and Content Online tools and editorial for use in Web sites and software	Institutional	Internet & Services		S MF SA VA ETF CE 529
Morningstar EnCorr Asset allocation software platform for institutional investors	Institutional	Internet & Services		S MF HF SA VA ETF CE CM

✲ One of our five largest products based on revenue in 2007
▲ One of our three major Internet platforms

Individual · Advisor · Institutional

Software · Internet & Services · Print

S Stocks
MF Mutual Funds
HF Hedge Funds
SA Separate Accounts
VA Variable Annuities
PL Pension & Life
ETF Exchange-Traded Funds
CE Closed-End Funds
529 529 Plans
CM Capital Markets (SBBI)

Global **mutual fund assets** now total more than $25 trillion...


$25,821*
$20,904
$17,771
$16,164
$14,048

($bil)	03	04	05	06	**07**
U.S.	$7,414	$8,107	$8,905	$10,414	**$11,919**
Non-U.S.	$6,634	$8,057	$8,866	$10,490	**$13,902**

*as of September 30, 2007

... with about half of the total in **regions outside North America.**


52%
34%
14%

As increasing **life expectancies** support the need for investment advice...


100
80
60
Japan
Australia
Canada
U.S.
Europe
World
1950 1960 1970 1980 1990 2000 2010 2020 2030 2040 2050

...**net inflows** into mutual funds and other investment types remained strong during most of 2007.


$223.1*
$30.1
$24.5
$195.0
$35.0
$150.7
Net inflows
MF
CE
VA
HF
SA
ETF

	MF	CE	VA	HF	SA	ETF
Assets ($bil)	$12,039.4	$328.1	$1,492.8	$1,870.0	$814.2	$608.4

*excludes money market funds

Sources for industry data: Investment Company Institute (mutual fund assets, closed-end funds, and exchange-traded funds), United Nations Population Division (life expectancies), NAVA and Morningstar (variable annuity data), Hedge Fund Research (hedge fund data), and Cerulli Associates (separate account data).

MF Mutual Funds, CE Closed-End Funds, VA Variable Annuities, HF Hedge Funds, SA Separate Accounts, ETF Exchange-Traded Funds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Understanding Our Company

Our mission is to create great products that help investors reach their financial goals. We offer an extensive line of Internet, software, and print-based products for individual investors, financial advisors, and institutional clients. We also offer asset management services for advisors, institutions, and retirement plan participants. Many of our products are sold through subscriptions or license agreements. As a result, we typically generate recurring revenue.

We emphasize a decentralized approach to running our business to empower our managers and to create a culture of responsibility and accountability. We operate our business in three global segments: Individual, Advisor, and Institutional. In all three of these segments, we believe our work helps individual investors make better investment decisions.

Historically, we have focused primarily on organic growth by introducing new products and services and expanding our marketing efforts for existing products. However, we have made and expect to continue making selective acquisitions that support our four key growth strategies, which are:

- Enhance our position in each of our three operating segments by focusing on our three major Internet-based platforms;
- Become a global leader in funds-of-funds investment management;
- Expand the range of services we offer investors, financial advisors, and institutional clients; and
- Expand our international brand presence, products, and services.

Key Business Characteristics

Revenue

We generate revenue by selling a variety of investment-related products and services. We sell many of our offerings, such as our newsletters, Principia software, and Premium service on Morningstar.com, via subscriptions. These subscriptions are mainly offered for a one-year term, although we also offer terms ranging from one month to three years. We also sell advertising on our Web sites throughout the world. Several of our other products are sold through license agreements, including Morningstar Advisor Workstation, Morningstar Equity Research, Morningstar Direct, Morningstar EnCorr, Retirement Advice, and Licensed Data. Our license agreements typically range from one to three years. For some of our other institutional services, mainly Investment Consulting, we generally base our fees on the scope of work and the level of service we provide and calculate them as a percentage of assets under management. We also earn fees relating to Morningstar Managed Portfolios and the managed retirement accounts offered through Morningstar Retirement Manager and Advice by Ibbotson that we calculate as a percentage of assets under management. Overall, revenue tied to asset-based fees accounted for about 16% of our consolidated revenue in 2007.

Deferred Revenue

We frequently invoice our clients and collect cash in advance of providing services or fulfilling subscriptions for our customers. As a result, we use some of this cash to fund our operations and invest in new product development. The businesses we acquired in 2007 and 2006 have similar business models, and as a result, we acquired their deferred revenue. The deferred revenue shown on our balance sheet totaled $129.3 million as of December 31, 2007 and $100.5 million as of December 31, 2006. Deferred revenue is the largest liability on our Consolidated Balance Sheets. We expect to recognize the deferred revenue in future periods as we fulfill our service obligations under our subscription, license, and service agreements.

The discussion included in this section, as well as other sections of this document, contains forward-looking statements as that term is used in the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations about future events or future financial performance. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, and often contain words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," or "continue." These statements involve known and unknown risks and uncertainties that may cause the events we discussed not to occur or to differ significantly from what we expected. For us, these risks and uncertainties include, among others, general industry conditions and competition; damage to our reputation resulting from claims made about possible conflicts of interest; liability for any losses that result from an actual or claimed breach of our fiduciary duties; legal, regulatory, or political issues related to our data center in China; the potential impact of market volatility on revenue from asset-based fees; a prolonged outage of our database and network facilities; challenges faced by our non-U.S. operations; and the availability of free or low-cost investment information.

A more complete description of these risks and uncertainties can be found in Item 1A – Risk Factors of our Annual Report on Form 10-K. If any of these risks and uncertainties materialize, our actual future results may vary significantly from what we projected. We do not undertake to update our forward-looking statements as a result of new information or future events.

Understanding Our Company

We leverage our 10 core investment databases by selling a wide variety of products in multiple media to three key investor segments around the world.



Fixed Investments:
Databases
Stocks
Mutual Funds
Hedge Funds
Separate Accounts
Variable Annuities
Pension and Life
Exchange-Traded Funds
Closed-End Funds
529 Plans
Capital Markets
Core Skills
Research
Technology
Design
Leveraged by:
Media
Print
Software
Internet and Services
Audience
Individuals
Advisors
Institutions
Geography
Canada
United States
France
Denmark*
Germany
Holland
Italy
Norway
Spain
Sweden*
Switzerland
United Kingdom
China
Korea*
India
Japan
Singapore
Taiwan
Thailand
Australia
New Zealand
*countries where we hold minority ownership positions

Significant Operating Leverage

Our business requires significant investments to create and maintain proprietary databases and content. We strive to leverage these costs by selling a wide variety of products and services to multiple investor segments, through multiple media, and in many geographic markets. We believe that while the fixed costs of the investments in our business are relatively high, the variable cost of adding customers is considerably lower, particularly as our products and services focus more on Internet-based platforms and assets under management. In the past, we have made investments in building our databases and content that have hurt our short-term operating results for certain periods. In the past several years, our profitability has improved because we've been able to increase revenue without increasing our cost base at the same rate. We look for this operating leverage to be evident in our operations over the long term.

Operating Expense

We classify our expenses into separate categories for cost of goods sold, development, sales and marketing, general and administrative, and depreciation and amortization, as described below. We include stock-based compensation expense, as appropriate, in each of these categories.

▹ Cost of goods sold.
This category includes the compensation expense for employees who produce the products we deliver to our customers. For example, this category covers the cost of production teams and analysts who write investment research reports. Cost of goods sold also includes other expenses such as postage, printing, and CD-ROM replication, as well as shareholder servicing fees for Morningstar Managed Portfolios.

▹ Development.
This category mainly includes compensation expense for programmers, designers, and other employees who develop new products and enhance existing products. In some cases, we capitalize the compensation costs associated with certain development projects. This reduces the expense that we would otherwise report in this category. We amortize these capitalized costs over the estimated economic life of the software, which is generally three years, and include this expense in depreciation and amortization.

▹ Sales and marketing.
This category includes compensation expense for our sales teams, product managers, and other marketing professionals. We also include the cost of advertising, direct mail campaigns, and other marketing programs to promote our products.

▹ General and administrative.
This category consists mainly of compensation expense for each segment's management team, as well as human resources, finance, and support employees for each segment. The category also includes compensation expense for senior management and corporate expenses, including corporate systems, accounting, legal, and facilities expense.

▹ Depreciation and amortization.
Our capital expenditures consist mainly of computers, leasehold improvements, and capitalized product development costs related to certain software development projects. We depreciate property and equipment primarily using the straight-line method based on the useful life of the asset, which ranges from three to seven years. We amortize leasehold improvements over the remaining lease term or their useful lives, whichever is shorter. We amortize capitalized product development costs over their estimated economic life, which is generally three years. We also include amortization related to intangible assets, which is mainly driven by acquisitions, in this category.

International Operations

We consolidate the results of our majority-owned operations outside the United States. We account for our minority-owned investments in Japan, Korea, Denmark, and Sweden using the equity method.

Our international operations continue to become a more important part of our business. Our non-U.S. revenue increased to 20.6% of consolidated revenue in 2007—6.6 percentage points higher than in 2006.

How We Evaluate Our Business

When our analysts evaluate a stock, they focus on assessing the company's estimated intrinsic value—the value of the company's future cash flows, discounted to their worth in today's dollars. Our approach to evaluating our own business works the same way. Our goal is to increase the intrinsic value of our business over time, which we believe is the best way to create value for our shareholders.

We do not make public financial forecasts for our business because they are, by their nature, subjective and could have an effect on our company's stock price. We want to avoid creating any incentives for people within our company to make speculative statements about our financial results that could influence the stock price, or to take actions that help us meet short-term forecasts but may not be in the long-term interest of building shareholder value.

We provide three specific measures that can help investors generate their own assessment of how our intrinsic value has changed over time:

- Revenue;
- Operating income (loss); and
- Free cash flow, which we define as cash provided by or used for operating activities less capital expenditures.

Free cash flow is considered a non-GAAP financial measure under Securities and Exchange Commission (SEC) regulations. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses free cash flow to evaluate the performance of our business. Free cash flow is not equivalent to any measure of performance required to be reported under U.S. generally accepted accounting principles (U.S. GAAP), and should not be considered an indicator of our overall financial performance or liquidity. Moreover, the free cash flow definition we use may not be comparable to similarly titled measures reported by other companies.

To evaluate how successful we've been in maintaining existing business for products and services that have renewable revenue, we calculate a retention rate. We use two different methods for calculating retention. For subscription-based products (including our print newsletters, Morningstar.com Premium Membership service, and Principia software), we track the number of subscriptions retained during the year. For products sold through contracts and licenses, we use the contract value method, which is based on tracking the dollar value of renewals compared with the total dollar value of contracts up for renewal during the period. We include changes in the contract value in the renewal amount, unless the change specifically results from adding a new product that we can identify. We also include variable contracts in this calculation and use the previous quarter's actual revenue as the base rate for calculating the renewal percentage. The retention rate excludes setup and customization fees, migrations to other Morningstar products, and contract renewals that were pending as of January 31, 2008.

The Year 2007 in Review

Industry Overview

We monitor developments in the economic and financial information industry on an ongoing basis. We use these insights to help inform our company strategy, product development plans, and marketing initiatives.

Investment Landscape, Research, and Data

Despite pronounced market volatility and a market downturn during the fourth quarter of 2007, the U.S. equity markets finished the year in positive territory. Morningstar's U.S. Market Index, a broad market benchmark, ended the year with a 5.9% total return, compared with 15.7% in 2006. Most markets outside of the United States finished the year with higher total returns versus the U.S. Market Index.

The crisis in subprime mortgages caused extreme disruption in the financial markets beginning in late 2007. We believe that the impact of these problems in the financial services sector to date has been the most severe in areas such as mortgage lending, commercial banking, and investment banking, with less direct impact on asset management firms. However, there could be a spillover effect on other areas as the financial services sector attempts to address issues relating to the subprime mortgage crisis, uncertain credit markets, and a slowing economy.

Total U.S. mutual fund assets increased to $12.0 trillion as of December 31, 2007 based on data from the Investment Company Institute (ICI), compared with $10.4 trillion as of December 31, 2006. Net new cash flows into hybrid funds and taxable bond funds increased over 2006 levels, but cash flows into equity funds were substantially lower. The number of mutual funds declined slightly to 8,000 during 2007, compared with about 8,100 the previous year.

The Investment Company Institute estimates that about 51 million households in the United States, or 44% of all households, own mutual funds. This total is down slightly from its peak in 2001, but consistent with the levels shown over the past several years.

We believe continued asset growth and widespread usage of mutual funds is significant because a relatively large portion of Morningstar's business has historically focused on this area. However, this percentage has been declining as we've expanded into equity research and other areas.

Interest in alternative asset classes, such as hedge funds, remained strong during most of 2007. Based on data from Hedge Fund Research, which tracks asset flows into hedge funds, hedge funds had about $195 billion in net inflows during 2007, compared with $127 billion in net inflows in 2006. Hedge Fund Research estimates that total hedge fund industry assets increased to $1.87 trillion as of December 2007, a 30% increase from year-end 2006.

Based on data from Cerulli Associates, assets invested in separate accounts reached $850 billion as of December 31, 2007, up from about $767 billion as of year-end 2006. Based on Morningstar's data, we estimate that total assets invested in variable annuities also totaled about $1.5 trillion as of December 31, 2007.

Assets in exchange-traded funds (ETFs) increased about 44% to reach about $608 billion as of December 2007, compared with $423 billion as of December 2006, based on data from the ICI. During 2007, the number of U.S.-based ETFs increased to more than 600, compared with about 350 previously. ETFs have gained share from mutual funds in some areas of the market and have also started being used in defined contribution plans, such as 401(k)s. To meet greater investor demand for information on ETFs, we have continued to increase analyst coverage in this area and now cover about 165 ETFs. We're also planning to create a new cover page for the ETF area of Morningstar.com and recently introduced a new report format for ETFs.

In 2007, we also saw significant investor interest and new product development in open-end mutual funds that pursue alternative investment strategies, such as 130/30 funds, which invest in traditional long-only securities but also sell short a portion of their assets and use the proceeds to build additional long exposure. We believe this trend signifies that the lines are blurring between traditional mutual funds registered under the Investment Company Act and alternative investment strategies often used by hedge funds. We believe we're well-positioned to meet the need for information and analysis on complex investment strategies, and that our broad investment coverage also gives us an advantage in meeting this market need.

Individual Investor Market

Based on research from Nielsen/NetRatings, total page views to retail investment Web sites decreased in the fourth quarter of 2007, with aggregate page views declining 2% from the same period in 2006. However, some sites showed large increases and others posted declines. Overall, the number of unique users to retail investment Web sites increased by about 17%. For Morningstar.com, both page views and unique users increased in the fourth quarter of 2007 from the same period in 2006. Morningstar.com continued to perform better than competing sites based on metrics such as time spent per visit and the number of pages viewed per visit.

Financial Advisor Market

In 2007, demand for financial advisory services continued to rise, as an increasing percentage of investors have been working with advisors to plan their financial futures. The independent advisor channel has had particularly strong growth over the past three years, based on research published by Financial Research Corporation. We believe this trend is important because our products are well-suited to meet the needs of independent financial advisors, and we have a strong market position in this growing area.

Larger advisory firms have been continuing to prepare for the pending termination of the "Merrill Lynch rule," which allowed brokerage firms to provide investment advice in exchange for an asset-based fee. We think this development is notable because we believe many broker-dealers may shift their clients out of fee-based brokerage accounts, which typically include various services, including investment advice, in exchange for an asset-based fee. We believe this highlights the ongoing regulatory complexity in the advisor segment. In addition, it may lead to additional business opportunities for the investment advisory services we offer.

Institutional Market

In the United States, there has been continuing debate about improving disclosure of fees and returns in 401(k) plans. In July 2007, the U.S. House Education and Labor Committee chairman submitted a bill that would require 401(k) plans to disclose more information to retirement plan participants each year, as well as provide for additional oversight by the Department of Labor. We believe this development is important because it highlights the need for transparency in the retirement market.

The Pension Protection Act of 2006 has led to more use of target-date funds and other qualified default investment alternatives. In addition, the Pension Protection Act has led to more opportunities for retirement advice programs offered at the employer level. We continue to expand our retirement advice offerings to meet this need, particularly in managed retirement accounts.

Merger and acquisition activity continued in the industry in 2007. In May 2007, Thomson Corporation and Reuters entered into an agreement to form a combined company, Thomson-Reuters. Pending regulatory approval, the two companies expect to complete the merger in the second quarter of 2008. We continue to monitor merger and acquisition activity in our industry because of its potential impact on our business.

As an industry-wide trend, we continued to see strong interest in retirement income in 2007. A large number of investors are currently approaching retirement and making the transition from accumulating assets to drawing down their portfolios. As a result, Financial Research Corporation estimates that total assets invested in retirement income-related products will total more than $7 trillion over the next 10 or 15 years. We have continued to develop products and services to meet this need, including target spending portfolios, annuitization programs, and retirement income planning tools.

Worldwide Markets

In Europe, many financial services companies have been preparing for the upcoming implementation date of the Market in Financial Instruments Directive (MiFID). The directive took effect in November 2007 and obligates companies to be more transparent with clients and make efforts to provide better-quality service to investors. We believe Morningstar is well-positioned to help companies meet the new requirements because our services and products are already largely in line with MiFID's objectives.

In Germany, the legislature recently passed a tax rule that involves taxing long-term capital gains of mutual funds starting in January 2009. Investors holding funds of funds, however, will have some tax protection until they sell the fund. In addition, insurance-wrapped funds will be subject to different taxation rules that are more favorable than direct fund investments. Because of this change, we expect continued asset growth and product launches in insurance-wrapped and funds-of-funds products.

In Canada, the traditional pension fund area continues to expand. We believe that pension funds have a need for more information on the various asset classes they invest in and see opportunities for Morningstar to add value in this area. In addition, Canadian regulators recently increased the age limits and annual contribution limits for several types of savings plans.

In New Zealand, the government introduced a new Kiwi Saver retirement savings initiative in July 2007 and established a number of incentives, including government and compulsory employer contributions, that will start in April 2008.

In Japan, regulators implemented a new Financial Products Law in September 2007. The new law entails more risk disclosure and suitability requirements, which we think is positive for the industry.

Emerging markets across Asia continued their strong growth in 2007, and we've continued to expand our presence to meet the need for investment information in markets such as China and India. We are expanding our operations in India and plan to launch a Web site for individual investors in 2008.

Performance Summary

The list below summarizes the key accomplishments and challenges that our management team has highlighted related to our 2007 performance:

▹ We significantly increased our global presence. We doubled our revenue outside the United States and expanded our global database to 265,000 investment vehicles. Part of this growth came from the fund data business acquired from Standard & Poor's, which strengthened our brand in several international markets. The integration was a big undertaking, and we accomplished it swiftly. In December 2007, we announced our plans to acquire several Hemscott businesses. We completed that acquisition on January 9, 2008.

▹ Our Investment Consulting businesses–both Ibbotson Associates and Morningstar Associates–had a banner year, contributing about 24% of our annual revenue growth. We now have $97.5 billion in assets under advisement. Revenue from asset-based fees now makes up approximately 16% of our consolidated revenue. Despite significant market volatility, we continued to see net inflows into the funds of funds on which we provide advisory services throughout most of 2007. However, our asset-based revenue could be affected by a decline in the equity market.

▹ We launched a host of new offerings, including Morningstar Site Builder, which allows investment firms to integrate our tools and content into their Web sites; Advisor Workstation Office Edition in the U.K.; *Morningstar Advisor* magazine; and a family of fixed-income and commodity futures indexes.

▹ We continued to invest in our analyst staff and now have 171 stock and fund analysts around the world. We began qualitative research coverage on open-end investment companies and unit trusts in the U.K. and initial public offerings in the United States.

▹ We strengthened our board with the addition of two new members, Frank Ptak, president and CEO of the Marmon Group, and William Lyons, former president and CEO of American Century Companies.

▹ We launched a Retirement Income Strategist tool for financial advisors in late 2006, but did not see strong demand in 2007. We believe there's a growing need for solutions that help investors manage their income during retirement, and we've also developed several services for institutional clients within our Investment Consulting areas. We expect our in-retirement solutions to gain greater adoption in 2008.

Consolidated Results

($000)	2007	2006	2005	2007 Change	2006 Change
Revenue	**$ 435,107**	$ 315,175	$ 227,114	**38.1%**	38.8%
Operating income	**117,254**	77,527	46,480	**51.2%**	66.8%
Operating margin	**26.9%**	24.6%	20.5%	**2.3pp**	4.1pp
Cash used for investing activities	**$ (102,838)**	$ (129,002)	$ (16,913)	**(20.3)%**	662.7%
Cash provided by financing activities	**52,465**	33,983	25,256	**54.4%**	34.6%
Cash provided by operating activities	**$ 112,368**	$ 98,677	$ 48,445	**13.9%**	103.7%
Capital expenditures	**(11,346)**	(4,722)	(7,451)	**140.3%**	(36.6)%
Free cash flow	**$ 101,022**	$ 93,955	$ 40,994	**7.5%**	129.2%

(NMF) not meaningful, (pp) percentage point(s)

As noted in How We Evaluate Our Business, we define free cash flow as cash provided by or used for operating activities less capital expenditures. We present free cash flow as a supplemental disclosure to help you better understand how much cash is available after we spend money to operate our business. Our management team uses free cash flow to evaluate the performance of our business. Free cash flow is not a measure of performance set forth under U.S. generally accepted accounting principles (GAAP). Also, the free cash flow definition we use may not be comparable to similarly titled measures used by other companies.

Because we've made several acquisitions in recent years, comparing our financial results from year to year is complex. To make it easier for investors to compare our results in different periods, we provide information on both organic revenue, which includes our underlying business excluding acquisitions, and revenue from acquisitions. We include an acquired operation as part of our revenue from acquisitions for 12 months after we complete the acquisition. After that, we include it as part of our organic revenue stream.

The table below shows the periods in 2006 and 2007 during which we included each acquired operation in revenue from acquisitions:

Acquisition	2006	2007
Ibbotson Associates, Inc.	March 1 through December 31, 2006	January 1 through February 28, 2007
Aspect Huntley Pty Limited	July 25 through December 31, 2006	January 1 through July 24, 2007
Hedge fund and separate account database division of InvestorForce, Inc.	August 1 through December 31, 2006	January 1 through July 31, 2007
Mutual fund data business from Standard & Poor's	—	March 16 through December 31, 2007

Consolidated Revenue

In 2007, our consolidated revenue increased 38.1% to $435.1 million. During 2007, we had strong organic growth as well as new revenue from acquisitions, the majority of which was from the mutual fund data business we acquired from Standard & Poor's in March 2007. As a whole, acquisitions contributed $44.2 million, or 14 percentage points, to our consolidated revenue growth in 2007—a slightly lower percentage compared with 2006.

Our consolidated revenue increased 38.8% to $315.2 million in 2006 from strong organic growth as well as new revenue from three key acquisitions: Ibbotson Associates, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. Adding these operations to our existing business contributed $36.4 million of revenue, the majority of which was from Ibbotson. These acquisitions represented 16 percentage points of our consolidated revenue growth in 2006.

To give investors more insight on our company's underlying growth rate, we provide information about our organic revenue growth, which excludes revenue from acquisitions and foreign currency translations. On this measure, we also performed well. Organic revenue growth was $71.9 million, or 22.8%, in 2007, which was in line with our performance in 2006.

Consolidated revenue excluding acquisitions and the impact of foreign currency translations (organic revenue) is considered a non-GAAP financial measure. The definition of organic revenue we use may not be the same as similarly titled measures used by other companies. Organic revenue should not be considered an alternative to any measure of performance as promulgated under GAAP.

The following tables reconcile consolidated revenue with revenue excluding acquisitions and the impact of foreign currency translations (organic revenue).

2007 vs. 2006 ($000)	2007	2006	Change
Consolidated revenue	**$435,107**	$ 315,175	38.1%
Less: acquisitions	**(44,226)**	—	NMF
Less: impact of foreign currency translations	**(3,808)**	—	NMF
Revenue excluding acquisitions and the impact of foreign currency translations	**$387,073**	$ 315,175	22.8%

2006 vs. 2005 ($000)	2006	2005	Change
Consolidated revenue	$ 315,175	$ 227,114	38.8%
Less: acquisitions	(36,434)	—	NMF
Less: impact of foreign currency translations	(793)	—	NMF
Revenue excluding acquisitions and the impact of foreign currency translations	$277,948	$ 227,114	22.4%

While organic revenue growth and acquisitions had the most significant impact on revenue in 2007 and 2006, we also enjoyed a benefit from foreign currency translations in each year because of continued weakness in the U.S. dollar.

In both 2007 and 2006, our growth was diversified by segment, with all three segments contributing to revenue growth. However, the Institutional segment, which now makes up more than half of our consolidated revenue, generated approximately 70% of our company-wide revenue increase in 2007. Acquisitions contributed $33.4 million to Institutional segment revenue in 2007. The Institutional segment was also the main contributor to the revenue increase in 2006, accounting for about 56% of Morningstar's total revenue increase before eliminating intersegment revenue. Acquisitions contributed $25.1 million to Institutional segment revenue in 2006.

Our two other segments also generated strong revenue growth. Advisor segment revenue rose $21.0 million, or 22.2%, in 2007, accounting for approximately 17% of the revenue increase before eliminating intersegment revenue. Acquisitions contributed $5.8 million to the Advisor segment revenue in 2007. Advisor segment revenue rose approximately 30.3% in 2006 compared with the full year of 2005, with acquisitions contributing $6.2 million of the revenue increase.

Individual segment revenue increased $16.6 million, or 20.6%, in 2007 and $17.3 million, or 27.2%, in 2006. Acquisitions contributed approximately $5.1 million to the Individual segment in 2007 and in 2006.

Consolidated Results


$435,107
$315,175
$227,114
Individual
Advisor
Institutional

Revenue by Segment ($000)	2005	2006	**2007**
Individual	$ 63,448	$ 80,706	**$ 97,299**
% of total	27.9%	25.6%	22.4%
Advisor	$ 72,689	$ 94,694	**$115,739**
% of total	32.0%	30.0%	26.6%
Institutional	$ 95,947	$ 146,085	**$230,329**
% of total	42.2%	46.4%	52.9%
Elimination of intersegment revenue	$ (4,970)	$ (6,310)	**$ (8,260)**
% of total	(2.1)%	(2.0)%	(1.9)%
Consolidated revenue	$ 227,114	$ 315,175	**$435,107**

On a product level, Investment Consulting was the largest driver behind our revenue increase in 2007 and 2006. Much of our business in this area focuses on asset allocation services that we provide for funds of funds, where we typically act as a portfolio consultant or portfolio construction manager. We continued to see significant growth in assets under advisement from existing clients in both years. Changes in the value of assets under advisement can come from two primary sources: gains or losses related to overall trends in market performance, and net inflows or outflows caused when investors add to or redeem shares from these portfolios. In both 2006 and 2007, both factors contributed to growth in assets under advisement, but increases in net inflows were the main driver behind the asset growth. In 2007, the majority of the revenue increase was driven by organic revenue growth, which came from both Morningstar Associates and Ibbotson Associates. In 2006, newly added revenue from Ibbotson's Investment Consulting business generated more than 40% of the revenue growth in this product, with the remaining amount from Morningstar's existing consulting business.

Advisor Workstation was the second-largest driver of the organic revenue increase in 2007 and 2006. Nearly 90% of the growth in this product was driven by the Enterprise Edition, which we offer to financial advisors affiliated with larger firms. Advisor Workstation Office Edition for independent financial advisors contributed the remainder. Total licenses for Advisor Workstation in the United States increased by about 14% in 2007. Part of this growth reflects changes in the scope of some contracts. In 2007, a few clients who previously held tools-only contracts converted to full-site licenses when they renewed their contracts. For full-site licenses, we include all affiliated advisors who have access to the site in our total license count. By contrast, for tools-only contracts, we include a smaller number of advisors in the total based on actual usage.

Licensed Data was the third-largest contributor to organic revenue growth in 2007. This growth was driven by both new clients and higher contract values for existing clients. Including the impact of acquisitions, Licensed Data was also a major contributor to revenue growth, as product revenue now includes newly incorporated revenue from the fund data business acquired from Standard & Poor's and Aspect Huntley's institutional database.

Revenue from international operations continues to become a more important part of our business. Because the fund data business acquired from Standard & Poor's has a strong presence in non-U.S. markets, this acquisition boosted our revenue outside the United States. Our non-U.S. revenue increased to 20.6% of consolidated revenue in 2007—6.6 percentage points higher than in 2006.

Revenue from international operations grew $45.4 million, or 102.5%, to $89.7 million in 2007. Approximately half of this revenue increase came from the fund data business acquired from Standard & Poor's. Revenue from non-U.S. operations increased $14.9 million, or 50.4%, to $44.3 million in 2006. Our acquisitions of Aspect Huntley and Ibbotson contributed $8.3 million of the increase. In January 2008, we completed our acquisition of several Hemscott businesses from Ipreo Holdings LLC. Because most of Hemscott's revenue is from markets outside the United States, we expect our non-U.S. business to continue increasing as a percentage of total revenue.

Foreign currency translations had a much smaller, but still favorable, impact on international revenue in both 2007 and 2006. Foreign currency translations contributed $3.8 million of the increase in non-U.S. revenue in 2007 and $0.8 million in 2006. Excluding acquisitions and the impact of foreign currency translations, our non-U.S. revenue increased 22.4% in 2007 and 19.6% in 2006.

The tables below present a reconciliation from international revenue to international revenue excluding acquisitions and the impact of foreign currency translations (international organic revenue):

2007 vs. 2006 ($000)	**2007**	2006	Change
International revenue	**$ 89,680**	$ 44,276	102.5%
Less: acquisitions	**(31,690)**	—	NMF
Less: impact of foreign currency translations	**(3,808)**	—	NMF
International revenue excluding acquisitions and the impact of foreign currency translations	**$ 54,182**	$ 44,276	22.4%

2006 vs. 2005 ($000)	2006	2005	Change
International revenue	$ 44,276	$ 29,442	50.4%
Less: acquisitions	(8,268)	—	NMF
Less: impact of foreign currency translations	(793)	—	NMF
International revenue excluding acquisitions and the impact of foreign currency translations	$ 35,215	$ 29,442	19.6%


$345,427
$270,899
$197,672
$154,248
$119,378
U.S.
Non-U.S.
$20,118
$25,410
$29,442
$44,276
$89,680

U.S. and International Revenue ($000)	2003	2004	2005	2006	**2007**
U.S. % change	24.7%	29.2%	28.2%	37.0%	**27.5%**
International % change	45.3%	26.3%	15.9%	50.4%	**102.5%**

Our five largest products based on revenue–Investment Consulting, Licensed Data, Morningstar Advisor Workstation, Morningstar.com, and Principia–made up about 60% of our consolidated revenue in each of the past three years. While the percentage of our revenue made up by our top five products has remained relatively consistent, the order of the products within the top five has changed each year. Investment Consulting became our largest product in 2006 and remained there in 2007. Because of organic growth as well as new revenue from Aspect Huntley and the mutual fund data business acquired from Standard & Poor's, Licensed Data moved up to become our second-largest product in 2007.

Top Five Products (Segment) 2007	**Revenue ($000)**	**% of Consolidated Revenue**
Investment Consulting (Institutional)	**$ 75,595**	**17.4%**
Licensed Data (Institutional)	**59,207**	**13.6**
Advisor Workstation (Advisor)	**54,980**	**12.6**
Morningstar.com (Individual)	**37,630**	**8.6**
Principia (Advisor)	**28,760**	**6.6**
Top Five Products (Segment) 2006		
Investment Consulting (Institutional)	$ 46,597	14.8%
Advisor Workstation (Advisor)	43,140	13.7
Licensed Data (Institutional)	37,730	12.0
Morningstar.com (Individual)	31,311	9.9
Principia (Advisor)	28,735	9.1
Top Five Products (Segment) 2005		
Licensed Data (Institutional)	$ 32,435	14.3%
Advisor Workstation (Advisor)	29,280	12.9
Principia (Advisor)	28,788	12.7
Morningstar.com (Individual)	25,502	11.2
Investment Consulting (Institutional)	21,904	9.6

As discussed in How We Evaluate Our Business, we calculate retention and renewal rates to help measure how successful we've been in maintaining existing business for products and services that have renewable revenue. The following graph illustrates these two metrics over the past three years:


100–105%
95–100%
95–100%
60–65%
60–65%
65–70%
2005
2006
2007
2005
2006
2007
Renewal
(contract-based products)
Retention
(subscription-based products)

In 2007, we estimate that our retention rate for subscription-based products, such as Principia, Premium Membership service, and print and online newsletters, averaged between 65% to 70%, slightly higher than the level shown in 2006. For contract-based products and services, we estimate that our weighted average renewal rate was between 95% and 100% in 2007, which was consistent with the level in 2006. The figure for contract-based products includes the impact of price changes and changes to the contract value upon renewal, as well as changes in the value of variable contracts.

The renewal rate for contract-based products and services declined in 2006 compared with 2005 for three main reasons: 1) the impact of outstanding renewals in our Data Services business; 2) our strategy of discontinuing some lower-margin contracts in our Retirement Advice business; and 3) a smaller increase in the number of incremental users added upon renewal in 2006 relative to 2005 for certain products, such as Morningstar Direct.

Consolidated Operating Expense

($000)	**2007**	2006	2005
Operating expense	**$ 317,853**	$ 237,648	$ 180,634
% change	**33.7%**	31.6%	11.6%
% of revenue	**73.1%**	75.4%	79.5%
Change	**(2.3)pp**	(4.1)pp	(10.6)pp

Our consolidated operating expense increased $80.3 million in 2007 compared with 2006. Two primary factors impacted all of our operating expense categories: compensation-related costs, including incentive compensation expenses, and recent acquisitions.

Compensation-related expense, excluding bonuses, rose $33.2 million because of an increase in headcount, as well as annual salary increases. We had approximately 1,720 employees worldwide as of December 31, 2007 compared with approximately 1,440 as of December 31, 2006. Approximately 30% of the increase in headcount was from acquisitions and approximately one-fourth of the increase was from continued hiring in our development center in China. Bonus expense was up $13.7 million because of improvement in our financial performance, as well as increased headcount. A majority of our bonus pool is based on growth in our operating income, which may or may not recur.

Excluding compensation-related expenses, general and administrative expense increased $10.7 million in 2007. We incurred additional costs in our operations from our acquisitions. Some of these incremental costs included transition costs, rent and facilities expense, and professional fees. We also incurred $0.9 million of expense related to settling our Australian litigation.

We also had higher amortization expense in 2007 because of our acquisitions. This additional amortization expense contributed $5.8 million to the operating expense increase in 2007. We expect that amortization of intangible assets will be an ongoing cost through the useful lives of these assets, which generally range from two to 25 years.

In 2006, our consolidated operating expense increased $57.0 million compared with the previous year. As in 2007, two key factors impacted all of our operating expense categories: compensation-related costs (including incentive compensation) and recent acquisitions.

Compensation-related expense, mainly including salaries, benefits, and sales commissions, increased $19.9 million in 2006 because of an increase in headcount, as well as annual salary increases. We had approximately 1,440 employees worldwide as of December 31, 2006, compared with approximately 1,130 as of December 31, 2005. About half of the increase in headcount was related to acquisitions, and a good portion of the remaining increase was from continued hiring in our development center in China. Bonus expense recorded in 2006 increased $15.8 million because of continued improvements in our financial performance, as well as increased headcount.

Lower stock-based compensation expense partially offset increases in all of our operating expense categories in 2006. Stock-based compensation expense decreased $2.3 million in 2006 because we are no longer required to record expense under the liability method. In the first quarter of 2005, we recorded $2.8 million of stock-based compensation expense under this method, which did not recur in 2006.

In addition to higher compensation-related expense, the increase in operating expense in 2006 included $6.2 million of amortization expense for the intangible assets acquired with Ibbotson, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce.

Cost of Goods Sold

($000)	**2007**	2006	2005
Cost of goods sold	**$113,777**	$ 86,975	$ 64,408
% change	**30.8%**	35.0%	17.7%
% of revenue	**26.1%**	27.6%	28.4%
Change	**(1.5)%**	(0.8)pp	(2.1)pp
Gross profit	**$321,330**	$228,200	$162,706
% change	**40.8%**	40.3%	30.2%
Gross margin	**73.9%**	72.4%	71.6%
Change	**1.5pp**	0.8pp	2.1pp

Cost of goods sold has generally been our largest category of operating expense, and that was the case again in 2007. Our business relies heavily on human capital, and cost of goods sold includes the compensation expense for employees who produce our products and services.

Cost of goods sold increased $26.8 million in 2007. Approximately two-thirds of the growth was due to higher compensation expense, including incentive compensation. These costs rose because of continued hiring as well as additional headcount from acquisitions. Acquisitions contributed the largest portion of the remaining growth in this category's operating expense. Outsourced product implementation expense associated with the Advice by Ibbotson service were $1.1 million lower in 2007 compared with 2006, offsetting the increases in other expenses in this category.

Cost of goods sold increased $22.6 million in 2006, which was mainly driven by higher bonus expense and other compensation-related expense from increased headcount, as well as the $2.8 million of outsourced product implementation expense associated with the Advice by Ibbotson service.

Over the past three years, our gross margin has increased to 73.9% in 2007 from 71.6% in 2005, as revenue growth has outpaced the increase in this expense category.

Development Expense

($000)	**2007**	2006	2005
Development expense	**$ 35,116**	$ 29,494	$ 19,654
% change	**19.1%**	50.1%	21.6%
% of revenue	**8.1%**	9.4%	8.7%
Change	**(1.3)pp**	0.7pp	(0.3)pp

Development expense increased $5.6 million in 2007. Although we continued to increase hiring for our programming and development staff in 2007, bonus costs included in this category increased at a lower rate than in 2006. During 2007, we added about 58 programmers and other technology staff, compared with 40 in 2006. Development expense as a percentage of revenue declined in 2007, reversing the increase shown in 2006.

Sales and Marketing Expense

($000)	**2007**	2006	2005
Sales and marketing expense	**$ 68,835**	$ 50,614	$ 39,071
% change	**36.0%**	29.5%	8.4%
% of revenue	**15.8%**	16.1%	17.2%
Change	**(0.3)pp**	(1.1)pp	(2.9)pp

Sales and marketing expense rose $18.2 million in 2007 and $11.5 million in 2006. Nearly 40% of the increase was driven by added compensation expense from hiring for sales and marketing staff, mainly in our Advisor and Institutional segments. Higher commission expense and marketing costs, and, to a lesser extent, incentive compensation, also drove the increase in this cost category. In 2007, we significantly expanded our direct mail campaigns to promote annual publications such as the *Morningstar Stocks 500, Morningstar Funds 500, Morningstar ETFs 150*, and the *Stocks, Bonds, Bills and Inflation Yearbook*, which are published in the first quarter. These direct mail campaigns contributed to growth in marketing expense in the first nine months of 2007. Incremental costs added by acquisitions also contributed to the growth in this category because of increases in headcount and the number of products and services sold.

As a percentage of revenue, sales and marketing expense declined slightly in 2007, but less so than in 2006 and 2005.

General and Administrative Expense

($000)	**2007**	2006	2005
General and administrative expense	**$ 78,868**	$ 55,590	$ 49,235
% change	**41.9%**	12.9%	5.2%
% of revenue	**18.1%**	17.6%	21.7%
Change	**0.5pp**	(4.1)pp	(4.3)pp

General and administrative expense (G&A) has generally been our second-largest category of operating expense following cost of goods sold. That pattern continued in 2007 and 2006, but G&A costs increased more dramatically in 2007.

In 2007, the $23.3 million increase in G&A was primarily driven by higher compensation and bonus expense. In addition, we incurred additional costs in our operations outside the U.S. primarily related to temporary transition costs associated with the fund data operations acquired from Standard & Poor's, mainly in Europe. Incremental costs from acquisitions in the United States, including rent and professional fees, also added to the increase in this category. An expense of $0.9 million related to settling our Australian litigation also contributed to the increase in G&A.

Because of these increases, G&A expense increased slightly as a percentage of revenue in 2007, after declining significantly in 2006 and 2005.

The increase in G&A expense in 2006 of $6.4 million was mainly driven by increases in incentive compensation and incremental expense added by acquisitions. This increase was partially offset by a $1.8 million decrease in stock-based compensation expense, which dropped because we did not record any stock-based compensation expense under the liability method in 2006. In addition, legal expense was essentially flat in 2006. Overall, most costs included in this category rose at a lower rate than revenue, and general and administrative expense as a percentage of revenue declined by about 4 percentage points in 2006.

We anticipate that G&A costs will increase in 2008 because of duplicate rent expense as we move into our new corporate headquarters in Chicago. We anticipate that we will record rent expense on both our existing lease and the new lease for a period of about one year, resulting in additional rent expense.

Depreciation and Amortization Expense

($000)	**2007**	2006	2005
Depreciation expense	**$ 8,488**	$ 7,971	$ 7,574
Amortization expense	**12,769**	7,004	692
Total depreciation and amortization expense	**$ 21,257**	$ 14,975	$ 8,266
% change	**41.9%**	81.2%	0.5%
% of revenue	**4.9%**	4.8%	3.6%
Change	**0.1pp**	1.2pp	(1.0)pp

Depreciation and amortization expense rose $6.3 million in 2007 and $6.7 million in 2006. The increase was almost entirely driven by amortization of intangible assets from the 2007 acquisition of the mutual fund data business from Standard & Poor's and the 2006 acquisitions of Ibbotson, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. As a percentage of revenue, this category of expense has increased in recent years primarily because amortization expense has become a higher fixed cost.

We expect that amortization of intangible assets will be an ongoing cost for the remaining life of the assets. Based on acquisitions completed through December 31, 2007, we estimate that aggregate amortization expense for intangible assets will be $13.6 million in 2008.

Stock-Based Compensation Expense

($000)	2007	2006	2005
Restricted stock units – equity method	**$ 4,503**	$ 1,406	$ —
Stock options – equity method	**6,475**	7,169	8,085
Stock options – liability method	**—**	—	2,810
Stock-based compensation expense	**$ 10,978**	$ 8,575	$ 10,895
% change	**28.0%**	(21.3)%	(34.9)%
% of revenue	**2.5%**	2.7%	4.8%
Change	**(0.2)pp**	(2.1)pp	(4.5)pp

We include stock-based compensation expense in each of our operating expense categories. Beginning in May 2006, we began granting restricted stock units. Prior to May 2006, we granted stock options. Our stock-based compensation expense is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), *Shared-Based Payment* (SFAS No. 123(R)), which we adopted on January 1, 2006. We record stock-based compensation expense only for those awards that ultimately vest. As a result, the stock-based compensation expense recorded since the beginning of 2006 reflects an estimate of an expected forfeiture rate.

Prior to adopting SFAS No. 123(R), we recorded stock-based compensation expense in our financial statements using the previously applicable accounting guidance. Up through the date of our initial public offering in May 2005, we used two different methods of accounting for employee stock options: the liability method, which involves recording a liability for vested options equal to the difference between the option exercise price and the fair value per share of the common stock, and the equity method, which is based on the Black-Scholes value of the option at the time of the grant and recorded over the vesting period of the option. Following our initial public offering in May 2005, we are no longer required to settle stock options in cash, and therefore are no longer required to record stock-based compensation expense under the liability method.

In 2007, we reduced the estimated forfeiture rate for awards that haven't yet vested. In addition, we make adjustments to stock-based compensation expense following the vesting date to reflect only those awards that ultimately vested. We made this adjustment in the second quarter, which is when most of our larger equity grants typically vest. These two factors accounted for $0.8 million of additional stock-based compensation expense in 2007, the majority of which was recorded in the second quarter.

Total stock-based compensation expense declined $2.3 million in 2006, largely because we did not record any stock-based compensation expense under the liability method. Stock-based compensation expense for stock options and restricted stock units recorded under the equity method increased, but by only a small amount. An increase in expense related to our annual equity grant in May 2006, which consisted of restricted stock units, was substantially offset by lower expense recorded for stock options granted in previous years, as certain options became fully vested and no longer require us to record additional expense.

Based on equity grants completed through December 31, 2007, we estimate that stock-based compensation expense will be $9.3 million in 2008.

Bonus Expense

($000)	2007	2006	2005
Bonus expense	**$ 52,014**	$ 38,341	$ 22,511
% change	**35.7%**	70.3%	7.0%
% of revenue	**12.0%**	12.2%	9.9%
Change	**(0.2)pp**	2.3pp	(1.8)pp

Bonus expense recorded in 2007 increased $13.7 million, which was slightly lower than the $15.8 million increase in 2006. The increase in both years was driven by improved financial performance versus the prior year and incremental bonus expense from acquisitions. We pay annual bonuses that are related to increases in our operating income and include bonus expense in each of our operating expense categories.

As a percentage of revenue, bonus expense decreased slightly in 2007 after increasing by about 2 percentage points in 2006 compared with 2005.

Consolidated Operating Income

($000)	2007	2006	2005
Operating income	**$117,254**	$77,527	$46,480
% change	**51.2%**	66.8%	162.1%
Operating margin	**26.9%**	24.6%	20.5%
Change	**2.3pp**	4.1pp	10.6pp

Consolidated operating income increased $39.8 million in 2007. Despite incremental costs added by acquisitions, such as amortization of intangible assets and increased compensation-related expense, our operating margin continued to improve because our revenue base expanded at a faster rate than operating expense. The lower rate of growth in cost of goods sold and development expense, in particular, allowed us to realize operating leverage in our consolidated results. We also realized operating leverage from revenue growth in products that have had slower-growing costs, such as Investment Consulting, Advisor Workstation, Licensed Data, and Morningstar.com.


$435,107
$315,175
$227,114
$179,658
$139,496
Consolidated revenue
Operating income (loss)

($000)	2003	2004	2005	2006	2007
Revenue % change	27.3%	28.8%	26.4%	38.8%	**38.1%**
Operating income % change	NMF	NMF	162.1%	66.8%	**51.2%**
Operating margin %	NMF	9.9%	20.5%	24.6%	**26.9%**
Change	NMF	NMF	10.6pp	4.1pp	**2.3pp**

Although our operating income continued rising in 2007, operating income as a percentage of revenue increased by a smaller amount compared with the two previous years because of the higher rate of growth in general and administrative costs as well as depreciation and amortization.

Consolidated Free Cash Flow

We generated free cash flow of $101.0 million in 2007, reflecting cash provided by operating activities of approximately $112.3 million offset in part by capital expenditures of $11.3 million.

Free cash flow increased by $7.1 million in 2007 compared with 2006, reflecting a $13.7 million increase in cash provided by operating activities partially offset by a $6.6 million increase in capital expenditures. The increase in cash provided by operating activities was the result of higher net income, adjusted for non-cash items and an increase in accrued compensation and income taxes payable, partially offset by higher payments for taxes and bonuses. We paid $18.2 million more for income taxes than we did in 2006. Our 2006 tax payments were reduced as a result of a $13.0 million cash tax benefit we received related to the Ibbotson acquisition, primarily related to the payments for the cancellation of Ibbotson's stock options. The tax benefit was fully used during 2006. In 2007, we paid $12.3 million more for bonuses than we did in 2006.

In 2007 capital expenditures mainly consisted of leasehold improvements for our new office space in Canada, Europe, and Australia; computer hardware to keep our operations up and running in the event of a disaster, and design and architectural fees related to the planned office space for our corporate headquarters and U.S. operations.

We generated free cash flow of $94.0 million in 2006, reflecting cash provided by operating activities of $98.7 million offset in part by capital expenditures of $4.7 million. Free cash flow more than doubled compared with 2005, primarily reflecting a $50.3 million increase in cash provided by operating activities. In addition, capital expenditures declined by approximately $2.7 million compared with 2005. We spent less on leasehold improvements in 2006 after completing major build-outs of our office space in London and China in 2005. The increase in cash provided by operating activities was primarily driven by higher net income, as well as a reduction in income tax payments and an increase in accrued compensation. In 2006, we paid $9.9 million less for income taxes than we did in 2005 because of the cash tax benefit we received from the Ibbotson acquisition.

Free cash flow as a percentage of revenue was 23.2% in 2007, 29.8% in 2006, and 18.0% in 2005.

($000)	2007	2006	2005	2007 Change	2006 Change
Net income	**$ 73,922**	$ 51,762	$ 31,117	**$ 22,160**	$ 20,645
Adjustments to reconcile net income to net cash flows from operating activities:					
Excess tax benefits in accordance with SFAS No. 123(R)	**(30,428)**	(13,734)	—	**(16,694)**	(13,734)
Depreciation and amortization expense	**21,257**	14,975	8,266	**6,282**	6,709
Stock-based compensation expense	**10,978**	8,575	10,895	**2,403**	(2,320)
All other non-cash items included in net income	**(3,214)**	(6,109)	1,486	**2,895**	(7,595)
Changes in operating assets and liabilities, net of effects of acquisitions:					
Cash paid for bonuses	**(35,269)**	(22,978)	(18,000)	**(12,291)**	(4,978)
Cash paid for income taxes	**(27,795)**	(9,649)	(19,527)	**(18,146)**	9,878
Reduction of Australian litigation reserve	**(2,091)**	—	—	**(2,091)**	—
Accounts receivable	**(11,723)**	(9,261)	(14,989)	**(2,462)**	5,728
Deferred revenue	**8,401**	10,967	7,364	**(2,566)**	3,603
Income taxes payable	**53,024**	36,345	17,089	**16,679**	19,256
Accrued compensation	**58,387**	39,404	24,997	**18,983**	14,407
Accounts payable and accrued liabilities	**2,729**	(563)	2,167	**3,292**	(2,730)
All other	**(5,810)**	(1,057)	(2,420)	**(4,753)**	1,363
Cash provided by operating activities	**$ 112,368**	$ 98,677	$ 48,445	**$ 13,691**	$ 50,232

To provide investors with additional insight into our financial results, in the above table we provide a comparison between the increase in net income with the change in cash flow provided by operating activities. The $13.7 million increase in cash provided by operating activities in 2007 was $8.5 million less than the $22.2 million increase in net income.

Non-cash items included in net income were a primary driver of the difference between net income and cash provided by operations in 2007. We had an additional $16.7 million of excess tax benefits primarily because of an increase in the number of stock options exercised and the higher stock price on the date of these exercises. SFAS No. 123(R), *Share-Based Payment*, requires that we classify excess tax benefits as a financing activity, which contributes to the difference between net income and cash from operations. In 2007, we classified $30.4 million of excess tax benefits as financing activities, compared with $13.7 million in 2006. (See the liquidity section for further discussion on these excess tax benefits). This $16.7 million was partially offset by an increase in depreciation and amortization expense of $6.3 million, an increase in deferred taxes of $2.8 million, and an increase in stock-based compensation of $2.4 million in 2007.

An increase in net operating assets and liabilities (working capital excluding cash) drove the remainder of the difference between net income and cash provided by operations. The primary contributors were higher cash paid for both income taxes and bonuses in 2007. The payment related to the Australian litigation also impacted cash flow from operations in 2007. Increases in accounts receivable and other assets combined with a reduction in the cash flow benefit from higher deferred revenue balances contributed to the lag between net income and cash from operations. These factors were partially offset by the favorable cash flow impact of increases in accrued compensation and income taxes payable.

The cash flow benefit associated with accrued compensation increased $19.0 million, reflecting the increase in the size of the bonus liability. This was partially offset by a $12.3 million increase in the amount of cash paid for bonuses in 2007 compared with 2006. We anticipate making bonus payments of approximately $50 million in the first quarter of 2008, compared with $35.3 million in the first quarter of 2007.

We paid $18.2 million more for income taxes in 2007 than we paid in 2006 primarily because of the cash tax benefit we received from the Ibbotson acquisition in 2006 and to a lesser extent for taxes paid for our operations outside the United States. This was partially offset by higher income taxes payable of $16.7 million because of the increase in taxable income in 2007.

The $50.3 million increase in cash provided by operating activities in 2006 outpaced the $20.7 million increase in net income. The increase in net income and a reduction in net operating assets and liabilities were the two main factors driving this trend. The $46.5 million reduction in working capital excluding cash was mainly caused by an increase in income taxes payable and accrued compensation. The increase in income taxes payable reflects the increase in taxable income, mainly in the United States, and a $9.9 million reduction in the amount of cash paid for income taxes in 2006, as we were able to reduce income tax payments because of the cash tax benefits related to the cancellation of Ibbotson's stock options. The growth in accrued compensation reflects the increase in the size of the bonus liability partially offset by a $5.0 million increase in the amount of cash paid for bonuses. A reduction in non-cash items included in net income partially off-set these positive factors. We made bonus payments of approximately $23.0 in 2006, compared with $18.0 million of bonus payments made in 2005.

Segment Results

Individual Segment

Our Individual segment focuses on products and services for individual investors. The largest product in this segment based on revenue is our U.S.-based Web site, Morningstar.com, which includes both paid Premium Membership service and sales of Internet advertising space. Our Individual segment also includes Morningstar Equity Research, which we distribute through several channels. Our equity research is distributed through six major investment banks to meet the requirements for independent research under the Global Analyst Research Settlement, as well as to several other companies that purchase our research for their own use or provide our research to their affiliated financial advisors or to individual investors. In addition, investors can access our equity research through our Premium Membership offering on Morningstar.com.

We also offer a variety of print publications about investing, including our monthly newsletters, *Morningstar FundInvestor* and *Morningstar StockInvestor*, and our twice-monthly publication, *Morningstar Mutual Funds*. We sell several annual reference guides, including the *Morningstar Funds 500*, the *Morningstar Stocks 500*, the *Morningstar ETFs 150*, and the *Stocks, Bonds, Bills, and Inflation Yearbook*. This segment also includes several newsletters and other publications for investors in Australia.

($000)	**2007**	2006	2005	**2007 Change**	2006 Change
Revenue					
Individual	**$ 97,299**	$ 80,706	$ 63,448	**20.6%**	27.2%
Advisor	**115,739**	94,694	72,689	**22.2%**	30.3%
Institutional	**230,329**	146,085	95,947	**57.7%**	52.3%
Elimination of intersegment revenue	**(8,260)**	(6,310)	(4,970)	**30.9%**	27.0%
Consolidated revenue	**$435,107**	$ 315,175	$ 227,114	**38.1%**	38.8%
Operating income					
Individual	**$ 23,738**	$ 22,921	$ 15,005	**3.6%**	52.8%
Advisor	**31,669**	26,734	14,617	**18.5%**	82.9%
Institutional	**76,656**	37,244	20,544	**105.8%**	81.3%
Corporate items and eliminations	**(14,809)**	(9,372)	(3,686)	**58.0%**	154.3%
Consolidated operating income	**$117,254**	$ 77,527	$ 46,480	**51.2%**	66.8%
Operating margin					
Individual	**24.4%**	28.4%	23.6%	**(4.0)pp**	4.8pp
Advisor	**27.4%**	28.2%	20.1%	**(0.8)pp**	8.1pp
Institutional	**33.3%**	25.5%	21.4%	**7.8pp**	4.1pp
Consolidated operating margin	**26.9%**	24.6%	20.5%	**2.3pp**	4.1pp

In 2007, 2006, and 2005 this segment represented, before intersegment eliminations, 22.4%, 25.6%, and 27.9%, respectively, of our consolidated revenue.



$97,299
$80,706
$63,448
Revenue
$15,005
$22,921
$23,738
Operating income

Individual Segment ($000)	2005	2006	**2007**
Revenue % change	35.0%	27.2%	**20.6%**
Operating income % change	476.5%	52.8%	**3.6%**
Operating margin %	23.6%	28.4%	**24.4%**
Change	18.1pp	4.8pp	**(4.0)pp**

In 2007, revenue for the Individual segment increased $16.6 million compared with 2006. Acquisitions contributed $5.1 million to the Individual segment revenue in 2007, primarily from Aspect Huntley. In 2006, revenue for the Individual segment increased $17.3 million compared with 2005. Our acquisitions of Aspect Huntley and Ibbotson contributed $5.1 million to 2006 revenue, with Aspect Huntley contributing about 70% of this incremental revenue.

Growth in Morningstar.com Premium Membership and Internet advertising sales drove about 55% of the segment's organic revenue increase in 2007 and 48% in 2006. The number of subscriptions for Morningstar.com Premium service has expanded steadily over the past three years to 180,366 as of December 31, 2007 from 165,957 as of December 31, 2006 and 147,010 as of December 31, 2005. In addition, consistent with the trend over the past few years, we moderately increased subscription prices for Premium Membership in both January 2007 and 2006. Internet advertising sales growth was also strong in both years, increasing about 28% in 2007 and 25% in 2006.

Morningstar Equity Research, which primarily includes revenue related to the Global Analyst Research Settlement, was the second-largest contributor to organic revenue growth for this segment in both 2007 and 2006. Our revenue in this area benefited in 2007 and 2006 because we've continued to increase the number of stocks we cover, leading to higher contract values for some of the agreements related to the settlement. Revenue related to the Global Analyst Research Settlement accounted for approximately one-fifth of the segment's 2007 revenue. The period covered by the Global Analyst Research Settlement will expire in July 2009. After the settlement period expires, the investment banks covered by it will no longer be required to provide independent investment research reports to their clients. For further discussion about this issue, see Item 1A – Risk Factors.

Newsletters also contributed to the organic growth in segment revenue in 2007, although to a lesser degree.

In 2007, operating income for the Individual segment increased $0.8 million compared with 2006; and in 2006 operating income for this segment increased $7.9 million compared with 2005. Operating expense increased $15.8 million and $9.4 million in 2007 and 2006, respectively, and includes the incremental operating expenses associated with the newly acquired Aspect Huntley and Ibbotson operations included in this segment.

Excluding the impact of acquisitions, the operating expense increase in both years was mainly driven by higher compensation-related expense, particularly in cost of goods sold and sales and marketing. Hiring for our equity analyst team, whose compensation costs we include in cost of goods sold, contributed to this increase. The team grew to 112 analysts worldwide as of December 31, 2007, compared with 100 as of December 31, 2006 and 87 as of December 31, 2005. An increase in bonus expense in 2007 and 2006, particularly in cost of goods sold, also contributed to operating expense growth in both years. Additional marketing expense, reflecting significantly expanded direct mail campaigns in the first quarter of 2007, also contributed to the increase in 2007. A decrease in stock-based compensation expense of $1.1 million in 2006 partially offset expense increases in 2006.

Despite the growth in operating income, the segment's margin declined by 4.0 percentage points in 2007 compared with the previous year reflecting growth in operating expenses that outpaced the growth in revenue. The margin decline was partially due to the lower margins associated with the Aspect Huntley operations. An increase in sales and marketing expense as a percentage of revenue, reflecting our significantly expanded direct mail campaigns in the first quarter of 2007 and the growth in sales staff, also contributed to the margin decline in 2007. The segment's margin improved by 4.8 percentage points in 2006 compared with 2005. The decrease in stock-based compensation expense in 2006 had a favorable impact on operating margin.

Advisor Segment

Our Advisor segment focuses on products and services for financial advisors. Key products in this segment based on revenue are Morningstar Advisor Workstation and Morningstar Principia. Advisor Workstation is a Web-based investment planning system that provides financial advisors with a comprehensive set of tools for conducting their core business, including investment research, planning, and presentations. Advisor Workstation is available in two editions: the Office Edition for independent financial advisors and the Enterprise Edition for financial advisors affiliated with larger firms. Principia is our CD-ROM-based investment research and planning software for financial advisors. In addition, we offer Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund, exchange-traded fund, and stock portfolios tailored to meet a range of investment time horizons and risk levels that financial advisors can use for their clients' taxable and tax-deferred accounts.

In 2007, 2006, and 2005, this segment represented, before intersegment eliminations, 26.6%, 30.0%, and 32.0%, respectively, of our consolidated revenue.


$115,739
$94,694
$72,689
Revenue
$14,617
$26,734
$31,669
Operating income

Advisor Segment ($000)	2005	2006	**2007**
Revenue % change	19.4%	30.3%	**22.2%**
Operating income % change	62.4%	82.9%	**18.5%**
Operating margin %	20.1%	28.2%	**27.4%**
Change	5.3pp	8.1pp	**(0.8)pp**

In 2007, revenue for the Advisor segment increased $21.0 million compared with 2006. Acquisitions contributed $5.8 million of revenue in 2007 from the fund data business acquired from Standard & Poor's and, to a lesser extent, from Ibbotson and Aspect Huntley. In 2006, revenue for the Advisor segment increased $22.0 million compared with 2005. Acquisitions contributed $6.2 million of revenue in 2006, primarily from sales of Financial Communications materials and advisor-focused Ibbotson software tools.

In both 2007 and 2006, the increase in organic revenue was primarily driven by Morningstar Advisor Workstation. We continued to see expansion in licenses of the Enterprise Edition of Morningstar Advisor Workstation. The number of U.S. licenses for Morningstar Advisor Workstation increased to 175,725 as of December 31, 2007, compared with 153,838 as of December 31, 2006 and 113,461 as of December 31, 2005. Part of this growth reflects expansions in the scope of some contracts to full-site licenses (where we include all eligible advisors in our total license count), from tools-only licenses (where we include a smaller number of advisors based on actual usage). The increase in users from the prior year was also driven by the growth of users at existing clients and new clients.

In addition, we also experienced strong renewals for the product during 2007 and 2006 and several contracts that were scheduled to expire renewed at significantly higher price points, reflecting both higher user counts and an increase in the amount of functionality licensed.

Morningstar Managed Portfolios also contributed to revenue growth in both 2007 and 2006, but to a lesser degree than Advisor Workstation. Assets under management for Morningstar Managed Portfolios rose to $2.2 billion as of December 31, 2007 compared with $1.8 billion as of December 31, 2006 and $1.4 billion as of December 31, 2005.

Principia revenue was flat in 2007 and 2006. The number of subscriptions for Principia was 48,900 as of December 31, 2007 up from 47,835 as of December 31, 2006 but down from 49,728 as of December 31, 2005. In March 2007, we introduced two new Principia modules, Presentation & Education and Asset Allocation, which contributed to the increase in the number of subscriptions.

In 2007, our operating income for this segment was $31.7 million, an increase of $5.0 million compared with 2006. In 2006, operating income increased $12.1 million compared with 2005. In both years, the increase in operating income reflects an increase in revenue partially offset by higher operating expense in all categories.

Operating expense increased $16.1 million, or 23.7%, in 2007 compared with 2006. Compensation-related expense including incentive compensation and commissions, accounted for approximately 42% of the increase in operating expense. The remainder of the operating expense increase was from an increase in G&A spending and higher expenses in cost of goods sold. Incremental costs added primarily from the mutual fund data business acquired from Standard & Poor's also accounted for a portion of the increase across all cost categories.

Operating expense increased $9.9 million in 2006 compared with 2005. An increase in cost of goods sold was the biggest driver, contributing almost half of the expense increase in 2006. Higher cost of goods sold partly reflects increased compensation costs from additional headcount. In 2006, an increase in bonus expense as well as incremental costs added by acquisitions were also major drivers behind the cost increase in this category. The remaining operating expense growth in 2006 primarily reflects an increase in sales and marketing expense, driven by compensation-related expense, including bonuses. Incremental costs added by acquisitions also contributed to expense growth in all categories. A $0.7 million decrease in stock-based compensation in 2006 lowered operating expense and contributed to the improvement in operating income.

Operating margin was 27.4% for 2007, a decline of 0.8 percentage points compared with 2006. In 2006, the operating income was positively impacted by $1.3 million of revenue from the elimination of a redundant license following the merger of two clients; no similar transaction occurred in 2007. This revenue added about 1 percentage point to the segment's operating margin in 2006. Without the favorable effect of this revenue in the previous year, the segment's operating margin would have increased slightly year over year.

Our operating margin improved by 8.1 percentage points in 2006, to 28.2%, reflecting the impact of higher revenue against a smaller rate of increase in operating expense. Operating margin growth was partly driven by Advisor Workstation Enterprise Edition; revenue for this product has grown at a more rapid pace than operating expense. A decrease in stock-based compensation in 2006 and the revenue from eliminating a redundant license following the merger of two clients also had a positive impact on the operating margin.

Institutional Segment

Our Institutional segment focuses on products and services for institutions, including banks, insurance companies, mutual fund companies, brokerage firms, media firms, and retirement plan providers and sponsors. Key products and services in this segment based on revenue are Investment Consulting, which focuses on investment monitoring and asset allocation for funds of funds, including mutual funds and variable annuities; Licensed Data, a set of investment data spanning 10 core databases, available through electronic data feeds; Retirement Advice, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; Morningstar Direct, a Web-based institutional research platform that provides advanced research and tools on the complete range of securities in Morningstar's global database; the institutional Workstation product acquired from Standard & Poor's; Licensed Tools and Content, a set of online tools and editorial content designed for institutions to use in their Web sites and software; and Morningstar EnCorr, an asset allocation software package.

The Institutional segment made up 52.9%, 46.4%, and 42.2% of our consolidated revenue before intersegment eliminations in 2007, 2006, and 2005, respectively. We expect that the Institutional segment will continue to account for the largest portion of our consolidated revenue for the foreseeable future.



$230,329
$146,085
$95,947
Revenue
$76,656
$37,244
$20,544
Operating income

Institutional Segment ($000)	2005	2006	**2007**
Revenue % change	22.4%	52.3%	**57.7%**
Operating income % change	188.0%	81.3%	**105.8%**
Operating margin %	21.4%	25.5%	**33.3%**
Change	12.3pp	4.1pp	**7.8pp**

In 2007, revenue for the Institutional segment increased $84.2 million compared with 2006. Acquisitions contributed $33.4 million of revenue to this segment in 2007, primarily from the fund data business acquired from Standard & Poor's, and to a lesser extent from Ibbotson, Aspect Huntley, and the hedge fund and separate account database division of InvestorForce. In 2006, revenue for the Institutional segment increased $50.2 million compared with 2005. Acquisitions contributed $25.1 million of revenue to this segment in 2006, mainly from Investment Consulting services and Morningstar EnCorr, both from the Ibbotson acquisition.

For the segment overall, on a product level, the increase in revenue in both 2007 and 2006 was driven by Investment Consulting, which contributed about 35% and 50% of the total increase in segment revenue in 2007 and 2006, respectively. In 2006, more than 40% of the increase in Investment Consulting revenue was contributed by newly incorporated revenue from Ibbotson. In both 2007 and 2006, revenue increased because of substantial growth in assets under advisement mainly among existing clients. We provided advisory services on approximately $97.5 billion in assets compared with $55.5 billion as of December 31, 2006 and approximately $22.1 billion in assets as of December 31, 2005.

Assets under advisement for Investment Consulting ($ billions) as of December 31	2007	2006	2005
Ibbotson Associates (1)	**$ 40.9**	$ 15.0	$ n/a
Morningstar Associates	**56.6**	40.5	22.1
Total	**$ 97.5**	$55.5	$ 22.1

(1) We acquired Ibbotson Associates in March 2006.

These totals include consulting relationships as well as agreements where we act as a portfolio construction manager for a mutual fund or variable annuity and receive a basis-point fee. In addition, we also provide Investment Consulting services for some assets under management for which we receive a flat fee.

Changes in the value of assets under advisement can come from two primary sources: gains or losses related to overall trends in market performance, and net inflows or outflows caused when investors add or redeem shares from these portfolios. In both 2006 and 2007, both factors contributed to growth in assets under advisement, but increases in net inflows were the main driver behind the asset growth.

Excluding revenue from acquisitions, Licensed Data and Morningstar Direct were the next largest contributors to revenue growth in both 2007 and 2006. Both products have benefited from expanded sales efforts in Europe and other markets outside the United States, as well as continued strength in the United States. The number of licenses for Morningstar Direct increased 65.4% to 2,229 worldwide as of December 31, 2007, compared with 1,348 as of December 31, 2006 and 985 as of December 31, 2005

Retirement Advice, EnCorr, and Licensed Tools and Content were also contributors to revenue growth during 2007, although to a lesser extent. The Ibbotson acquisition significantly expanded our asset base in managed retirement accounts, and we are now one of the largest providers in this area.

Assets under management in managed retirement accounts ($ billions) as of December 31	2007	2006	2005
Advice by Ibbotson	**$ 12.7**	$ 8.0	$ n/a
Morningstar Retirement Manager	**1.0**	0.6	0.3
Total	**$ 13.7**	$ 8.6	$ 0.3

The tables below show the breakdown of retirement plan participants who had access to the services offered through Morningstar Retirement Manager and Advice by Ibbotson, as well as the number of plan sponsors and plan providers that provide this access.

Plan Participants (millions) as of December 31	2007	2006	2005
Advice by Ibbotson	**6.6**	8.0	n/a
Morningstar Retirement Manager	**8.8**	9.0	9.0
Total	**15.4**	17.0	9.0

Plan Sponsors (approximate)			
Advice by Ibbotson	**60,000**	37,000	n/a
Morningstar Retirement Manager	**75,000**	71,000	69,000
Total	**135,000**	108,000	69,000

Plan Providers			
Advice by Ibbotson	**8**	7	n/a
Morningstar Retirement Manager	**22**	24	30
Total	**30**	31	30

In 2007, operating income for the Institutional segment increased $39.4 million, or 105.8%, compared with 2006; in 2006 the segment's operating income increased $16.7 million, or 81.3%, compared with 2005. The increase in operating income in both years was primarily driven by revenue growth in Investment Consulting and Licensed Data. Asset-based fees in Investment Consulting have increased while the cost base for this service has increased at a lower rate.

Operating expense increased approximately $44.8 million in 2007 and $33.4 million in 2006. Compensation-related expenses and incremental costs added by acquisitions were the main contributors to the increase in this expense category in 2007. Operating expenses associated with our acquired businesses contributed a significant portion of the operating expense increase in 2007. These additional expenses are included throughout the expense categories, but had the largest impact on compensation expense. Compensation and bonus expense, including compensation expense from our acquired businesses, made up about 62% of the increase in operating expense. The operating expense increase in 2007 was partially offset by a $1.1 million reduction in product implementation fees related to our Advice by Ibbotson service.

In 2006, the increase in expense was largely driven by cost of goods sold, which contributed about 40% of the expense increase in 2006. Incremental costs added by acquisitions contributed to the increase in this expense category. In addition, a large portion of incremental headcount from acquisitions was added to the Institutional segment, which contributed to higher compensation and bonus expense in this category. Compensation-related costs excluding acquisitions increased because of added headcount and higher bonus expense. The remaining increase in operating expense in 2006 were spread across the other expense categories and reflects higher compensation and bonus expense as well as incremental expense added from acquisitions. A decrease of $0.7 million in stock-based compensation expense partially offset these expense increases.

Our operating margin improved 7.8 percentage points in 2007 and 4.1 percentage points in 2006, reflecting the impact of revenue growth that exceeded the increase in operating expense, largely driven by continued growth in higher-margin services, such as Investment Consulting. Product implementation fees related to our Advice by Ibbotson service represented approximately 0.7% of revenue in 2007 compared with 1.9% of revenue in the previous year. In addition, some of our acquired operations had a positive effect on the operating margin in 2007.

Corporate and Eliminations

This category includes amortization expense related to intangible assets. These intangible assets are mainly recorded when we allocate the purchase price for acquisitions. In addition, this category includes capitalized internal product development costs (which result in a reduction of expense) and related amortization expense. The following table shows the components of corporate and eliminations expense that impacted our consolidated operating income:

($000)	2007	2006	2005
Amortization expense	**$ 12,769**	$ 7,004	$ 692
Depreciation expense	**1,905**	2,665	2,884
Other	**135**	(297)	110
Corporate items and eliminations	**$ 14,809**	$ 9,372	$ 3,686
% change	**58.0%**	154.3%	268.6%

In 2007 and 2006, corporate items and eliminations increased almost entirely because of additional amortization expense related to intangible assets from acquisitions. Amortization of intangible assets increased $5.8 million in 2007 and $6.3 million in 2006. We made four key acquisitions during the past two years. As part of these acquisitions, we assigned $105.7 million to intangible assets other than goodwill. We amortize these intangible assets over their estimated lives, ranging from two to 25 years. Based on acquisitions completed through December 31, 2007, we estimate that aggregate amortization expense for intangible assets will be $13.6 million in 2008.

Depreciation expense included in this category has declined over the past three years as computer equipment and internal product development costs, capitalized in previous years, are now fully depreciated.

Equity in Net Income of Unconsolidated Entities, Non-Operating Income, and Income Tax Expense

Equity in Net Income of Unconsolidated Entities

($000)	2007	2006	2005
Equity in net income of unconsolidated entities	**$1,694**	$2,787	$1,662

Equity in net income of unconsolidated entities primarily includes our portion of the net income (loss) of Morningstar Japan K.K. (MJKK), Morningstar Korea, Ltd., Morningstar Danmark A/S, and Morningstar Sweden AB. In both 2007 and 2006, equity in net income of unconsolidated entities was primarily from our equity earnings from MJKK. In 2006, MJKK recorded a gain related to the sale of shares in a subsidiary's initial public offering. Our share of the pre-tax gain was approximately $1.0 million. For more information about our investments in unconsolidated entities, refer to Note 8 of the Notes to our Consolidated Financial Statements.

Non-Operating Income

The following table presents the components of net non-operating income:

($000)	2007	2006	2005
Interest income, net	**$ 7,134**	$ 4,623	$ 3,078
Other income (expense), net	**(905)**	(459)	121
Non-operating income	**$ 6,229**	$ 4,164	$ 3,199

Net interest income primarily reflects interest from our investment portfolio. Net interest income increased $2.5 million and $1.5 million during 2007 and 2006, respectively. We generated more interest income because of higher balances for cash, cash equivalents, and investments in 2007 compared with 2006, as well as higher returns on these invested balances.

Other income (expense) mainly consists of foreign currency exchange gains and losses arising from the ordinary course of business related to our non-U.S. operations, unrealized and realized gains and losses from our investment portfolio, and royalty income from MJKK. The increase in other expense in 2007 and 2006 was primarily related to foreign currency exchange losses.

Income Tax Expense

The following table summarizes the components of our effective income tax rate:

($000)	2007	2006	2005
Income before income taxes and equity in net income of unconsolidated entities	**$123,483**	$ 81,691	$ 49,679
Equity in net income of unconsolidated entities	**1,694**	2,787	1,662
Total	**$125,177**	$ 84,478	$ 51,341
Income tax expense	**$ 51,255**	$ 32,975	$ 20,224
Effective income tax rate	**40.9%**	39.0%	39.4%

For a reconciliation of the U.S. federal tax rate to our effective income tax rate, refer to Note 15 of the Notes to our Consolidated Financial Statements.

In 2007, our effective income tax rate is influenced by three primary factors: U.S. state income taxes, the reported income or loss of our non-U.S. entities and our evaluation of the realizability of their net operating losses; and the impact of specific tax planning strategies. Incentive stock options also influenced our effective tax rate in 2007, but to a much lesser extent than in previous years.

In 2007, our effective income tax rate increased 1.9 percentage points compared with the previous year. Approximately half of the increase was because of an increase to our overall U.S. state tax rate and additional state income tax expense related to a change in state tax law enacted in 2007. As a result of this tax law change, we expect to realize a lower tax benefit when we use our net deferred tax assets in future periods. We therefore reduced the value of our deferred tax assets and recorded a corresponding increase to income tax expense as of the date of enactment. We expect the enacted tax law change will have a favorable impact on our effective income tax rate starting in 2008. The remainder of the increase in our effective tax rate was because of an increase in unrecognized tax benefits. On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, (FIN 48). Certain positions we have taken or intend to take on our U.S. and non-U.S. tax returns may be reviewed by tax authorities in the jurisdictions in which we operate.

In 2006, our effective income tax rate was 39.0%, which is comparable to our effective income tax rate in 2005. This rate, however, reflects three items related to our non-U.S. operations.

Our 2006 effective income tax rate includes additional income tax expense outside the United States recorded in the second quarter of 2006. This additional income tax expense increased our effective tax rate by 1.1 percentage points. In addition, in 2006 we paid withholding taxes in non-U.S. jurisdictions for which we do not anticipate receiving a credit for U.S. income tax purposes. These withholding taxes increased our effective rate by approximately half of a percentage point. These increases were mostly offset by the benefit we recorded as a result of reducing previously recorded deferred tax valuation allowances. Based on the evidence related to certain of our non-U.S. entities, we concluded it was more likely than not that we would be able to use the accumulated net operating losses.

We have net operating loss (NOL) carryforwards of $22.4 million related to our non-U.S. operations. We have recorded a valuation allowance against all but $7.1 million of these NOLs as of December 31, 2007. Because of the historical operating losses for certain non-U.S. operations, a valuation allowance is required because we do not believe that it is more likely than not that we will be able to use all of our non-U.S. NOLs.

We anticipate that our effective income tax rate may continue to fluctuate related to the creation or reversal of valuation allowances for our non-U.S. operations as well as to changes in unrecognized tax benefits.

Liquidity and Capital Resources

We believe that our available cash balances and investments, along with cash generated from operations, will be sufficient to meet our operating and cash needs for the foreseeable future. We invest our cash reserves in cash equivalents and investments, consisting primarily of fixed-income securities. We intend to use our cash, cash equivalents, and investments for general corporate purposes, including working capital, and for funding future growth.

Cash and Cash Equivalents

As of December 31, 2007, we had cash, cash equivalents, and investments of $258.6 million, an increase of $94.8 million compared with the balance as of December 31, 2006. During 2007, we were able to generate sufficient cash to more than offset payments related to acquisitions, bonuses, income taxes, and capital expenditures. We also had sufficient cash on hand as of December 31, 2007 to cover the costs of the acquisition of the Hemscott businesses from Ipreo Holdings LLC in early January 2008 and our annual bonus payments in February 2008.


$258,588
$163,751
$153,190
$95,483
$76,158
Cash, cash equivalents, and investments
($000) as of December 31
2003
2004
2005
2006
2007
% change
17.5%
25.3%
60.5%
6.9%
57.9%

Cash Provided by Operating Activities

Our main source of capital is cash generated from operating activities.

In 2007, cash provided by operating activities was $112.4 million. The increase of $13.7 million, or 13.9%, in operating cash flow was the result of higher net income, adjusted for non-cash items, and an increase in accrued compensation and income taxes payable, partially offset by higher tax payments and higher bonus payments. Although our net income (adjusted for non-cash items) increased by $17.0 million, changes in our net operating assets and liabilities slightly reduced the cash flow benefit from net income.


$112,368
$98,677
$48,445
$32,862
$29,705
Cash provided by operating activities
($000)
2003
2004
2005
2006
2007
% change
79.6%
10.6%
47.4%
103.7%
13.9%

The $6.7 million growth in accrued compensation reflects a $19.0 million increase in the size of the bonus liability partially offset by a $12.3 million increase in the amount of cash paid for bonuses. In February 2007, we made approximately $35.3 million of bonus payments that were accrued as of December 31, 2006. In 2006, we made bonus payments of $23.0 million. We anticipate making bonus payments of approximately $50 million in the first quarter of 2008 for bonuses accrued as of December 31, 2007.

The benefit to cash flow from operations related to income taxes was lower in 2007 compared with 2006. Payments for income taxes increased $18.2 million while income taxes payable increased by $16.7 million. In 2006, our tax payments were reduced primarily because of the cash tax benefit we received from the Ibbotson acquisition in 2006. This income tax benefit, primarily related to the payments for the cancellation of Ibbotson's stock options, was fully used during 2006, reducing the amount we paid for income taxes. As of December 31, 2007, we had a net income tax receivable of $9.0 million. Our estimated tax payments made during 2007 could not predict the volume of stock option exercises which occurred primarily in the fourth quarter of 2007 and the value of excess tax benefits related to these option exercises. In 2007, we generated $30.4 million of excess tax benefits, more than half of which were generated in the fourth quarter. We will use this tax receivable to offset the future income tax liabilities, primarily in the United States.

The payment related to the Australian litigation also reduced the cash flow from operations in 2007. We paid a cash settlement of Australian $4.0 million (U.S. $3.3 million). This amount was higher than the previously recorded reserve of Australian $2.5 million (approximately U.S. $2.1 million at the settlement date). Approximately $3.0 million of this payment reduced our cash flow from operations, with the remainder included in cash used for investing activities reflecting an adjustment to the goodwill we initially recorded when we acquired Morningstar Research Pty Ltd (Morningstar Australia) in 2001.

In 2006, cash provided by operating activities was $98.7 million. The increase of $50.3 million, or 103.7%, in operating cash flows mainly reflects increases in net income, income taxes payable, and accrued compensation. In 2006, we made $9.6 million of income tax payments, compared with $19.5 million in 2005. As part of the Ibbotson purchase price allocation, we recorded a reduction to income taxes payable of $13.0 million. This cash income tax benefit did not impact our income tax expense or net income in 2006, but lowered the cash paid for income taxes in 2006. Accrued compensation increased primarily because of an increase in accrued bonuses.

Cash Used for Investing Activities

Cash used for investing activities consists primarily of cash used for acquisitions; purchases of investments, net of proceeds from the sale of investments; and capital expenditures. The level of investing activities can vary from period to period depending on the level of activity in these three categories.

In 2007, cash used for investing activities decreased $26.2 million, compared with 2006, primarily reflecting a decrease in cash used for acquisitions, partially offset by an increase in net purchases of investments and a greater amount of spending on capital expenditures. In 2006, cash used for investing activities increased $112.1 million compared with 2005, primarily reflecting an increase in cash used for acquisitions.

Cash used for acquisitions, net of cash acquired, was $60.5 million in 2007. Cash used for acquisitions also includes transaction costs directly related to the acquisitions. The majority of the cash used for acquisitions in 2007 relates to our acquisition of the fund data business acquired from Standard & Poor's. In 2007 we also paid cash to acquire the remaining 2% share ownership in Morningstar Europe NV and made the final payment related to the Aspect Huntley acquisition.

Cash used for acquisitions in 2006, net of cash acquired, was $117.3 million. This total includes cash used to purchase Ibbotson in March 2006, Aspect Huntley in July 2006, and the hedge fund and separate account database division of InvestorForce in August 2006.

In 2005, cash used for acquisitions was $8.2 million, related to our January 2005 acquisition of the Variable Annuity Research and Data Service from Finetre Corporation.

Purchases of investments, net of proceeds from the sale of investments, were $31.0 million, $6.6 million, and $1.3 million in 2007, 2006, and 2005, respectively. As of December 31, 2007 and 2006, we had investments, consisting primarily of fixed-income securities, of $99.0 and $67.6 million, respectively. As of both December 31, 2007 and 2006, our investments represented approximately 40% of our total cash, cash equivalents, and investments.

Capital expenditures were $11.3 million, $4.7 million, and $7.5 million in 2007, 2006, and 2005, respectively. Capital expenditures are primarily for leasehold improvements, computer hardware, and computer software. We anticipate that in 2008, our capital expenditures will be significantly higher than in previous years primarily because of the build-out of our new office space in

Chicago for our U.S.-based operations. We expect to make capital expenditures of approximately $55 million in 2008, including approximately $40 million for the build-out of the new office space. A portion of the capital expenditures will be offset by tenant improvement allowances which will reduce the total amount of cash we will need to pay for the build-out.

Cash Provided by Financing Activities

Cash provided by financing activities consists primarily of proceeds from stock option exercises and excess tax benefits related to stock option exercises and vesting of restricted stock units. Excess tax benefits occur at the time a stock option is exercised when the intrinsic value of the option (the difference between the exercise price of the option and the fair value of our stock on the date of exercise) is greater than the fair value of the option at the time of grant. Similarly, excess tax benefits are generated upon vesting of restricted stock units when the market value of our common stock on the vesting date exceeds the grant price of the restricted stock units. These excess tax benefits reduce the cash we pay for income taxes in the year they are recognized. It is not possible to predict the timing of stock option exercises nor the intrinsic value which will be achieved at the time options are exercised or upon vesting of restricted stock units. As a result, cash flow from financing activities is expected to vary over time. Note 11 in the Notes to our Consolidated Financial Statements includes additional information concerning stock options and restricted stock units outstanding as of December 31, 2007.

In 2007, cash provided by financing activities was $52.5 million. We received proceeds of $22.0 million from stock option exercises. We also recorded $30.4 million for excess tax benefits related to stock option exercises and vesting of restricted stock units. In 2007, cash provided by financing activities increased by $18.5 million, or 54.4%, compared with 2006, driven almost entirely by an additional $16.7 million of excess tax benefits. The increase was due to a larger number of stock options exercised and the stock price on the date of these exercises. In 2007, employees exercised approximately 2.5 million stock options compared with 2.1 million options exercised in 2006. The total intrinsic value (difference between the market value of our stock on the date of exercise and the exercise price of the option) of options exercised during 2007 and 2006 was $133.5 million and $66.7 million, respectively.

In 2006, cash provided by financing activities of $34.0 million increased $8.7 million, or 34.6%, and primarily reflected an increase of $13.0 million in proceeds from stock option exercises. Stock option exercises continued to increase in 2006, our first full year as a public company. We also recognized $13.7 million of excess tax benefits from stock option exercises in 2006. In 2005, cash provided by financing activities included $18.1 million of net proceeds from our initial public offering in May 2005.

Acquisitions

Mutual fund data business acquired from Standard & Poor's

In March 2007, we acquired the mutual fund data business from Standard & Poor's for $57.8 million in cash including post-closing adjustments and transaction costs directly related to the acquisition, less cash acquired. This business consists of data and products covering approximately 135,000 managed investment vehicles, including mutual funds, ETFs, hedge funds, and offshore funds. Approximately 80% of the mutual fund data business acquired from Standard & Poor's is outside the United States. We began including the results of this acquisition in our Consolidated Financial Statements on March 16, 2007.

Institutional Hedge Fund and Separate Account Database Division of InvestorForce, Inc.

In August 2006, we acquired the institutional hedge fund and separate account database division of Investor Force, Inc., a financial software and data integration company based in Wayne, Pennsylvania, for $10.1 million in cash, including transaction-related costs. We began including the results of the hedge fund and separate account database division of InvestorForce's operations in our Consolidated Financial Statements on August 1, 2006.

Aspect Huntley Pty Limited

In July 2006, we acquired Aspect Huntley Pty Limited, a leading provider of equity information, research, and financial trade publishing in Australia, for $22.5 million in cash, including transaction costs directly related to the acquisition and post-closing adjustments, less acquired cash. We began including the results of Aspect Huntley's operations in our Consolidated Financial Statements on July 25, 2006.

Ibbotson Associates, Inc.

In March 2006, we acquired Ibbotson Associates, Inc., a privately held firm specializing in asset allocation research and services, for $86.1 million in cash, including transaction costs directly related to the acquisition and post-closing adjustments, less cash acquired. We began including the results of Ibbotson's operations in our Consolidated Financial Statements on March 1, 2006.

Variable Annuity Research and Data Service (VARDS)

In January 2005, we acquired the VARDS unit, which provides research and data on variable annuities, from Finetre Corporation for $8.2 million in cash. We began including the results of VARDS' operations in our Consolidated Financial Statements on January 1, 2005.

Initial Public Offering

In May 2005, we completed our initial public offering of 7,612,500 shares of our common stock. These shares began trading on May 3, 2005 on the Nasdaq National Market under the symbol "MORN" and now trade on the Nasdaq Global Select Market. All of these shares were sold by affiliates of SOFTBANK Finance Corporation, a wholly owned subsidiary of SOFTBANK Corp. We did not receive any proceeds from the sale of these shares.

We granted the underwriters the right to purchase up to an additional 1,141,875 shares at the initial public offering price to cover over-allotments. In May 2005, the underwriters exercised their over-allotment option in full. The net proceeds to us from the exercise of the underwriters' over-allotment option were $18.1 million, based on our initial public offering price of $18.50 per share, after deducting the underwriting discounts and commissions and $2.6 million of offering expenses.

Subsequent Event

In January 2008, we acquired the Hemscott data, media, and investor relations Web site businesses from Ipreo Holdings, LLC for $51.6 million in cash, subject to working capital adjustments. The acquisition includes Hemscott Data, which has more than 20 years of comprehensive fundamental data on virtually all publicly listed companies in the United States, Canada, the United Kingdom, and Ireland; Hemscott Guru, a leading online research tool that contains financial data and directors' biographies on more than 2,500 U.K.-quoted companies and 400,000 private companies; Hemscott Adviser Rankings Guide, a comprehensive listing of more than 1,800 leading providers of professional services to all U.K.- and Irish-registered companies listed on the London Stock Exchange; Hemscott India, which operates a state-of-the-art data collection center in New Delhi, India; Hemscott.com, a free investment research Web site in the United Kingdom; Hemscott Premium and Premium Plus, subscription-based investment research and data services for executives and high net-worth investors; and Hemscott IR, a pioneer in best-practice online investor relations and corporate communications services in the United Kingdom.

This acquisition fits with our strategies of building a premier global equity database and expanding our presence outside the United States.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. Our significant accounting policies are discussed in Note 2 of the Notes to our Consolidated Financial Statements. The preparation of financial statements in accordance with U.S. GAAP requires our management team to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense, and related disclosures included in our Consolidated Financial Statements.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Based on these assumptions and estimates, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could vary from these estimates and assumptions. If actual amounts are different from previous estimates, we include revisions in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Revenue Recognition

Much of our revenue comes from the sale of subscriptions or licenses for print publications, software, and Internet-based products and services. We recognize this revenue in equal amounts over the term of the subscription or license, which generally ranges from one to three years. We also provide analysis, consulting, retirement advice, and other services. We recognize this revenue when the service is provided or during the service obligation period defined in the contract.

We make significant judgments related to revenue recognition, including whether fees are fixed or determinable and whether the collection of payment is probable. For contracts that combine multiple products and services, we make judgments regarding the fair value of each element in the arrangement based on selling prices of the items when sold separately. Delivery of our products and services is a prerequisite to the recognition of revenue. If arrangements include an acceptance provision, we recognize revenue upon the receipt of written customer acceptance.

Deferred revenue is the amount invoiced or collected in advance for subscriptions, licenses, or services that has not yet been recognized as revenue. As of December 31, 2007, our deferred revenue was $129.3 million. We expect to recognize this deferred revenue in future periods as we fulfill our service obligations. The amount of deferred revenue may increase or decrease primarily based on the mix of contracted products and services and the volume of new and renewal subscriptions. The timing of future revenue recognition may change depending on the terms of the license agreements and the timing of fulfilling of our service obligations. We believe that the estimate related to revenue recognition is a critical accounting estimate, and to the extent that there are material differences between our determination of deferred revenue and actual results, our financial condition or results of operations may be affected.

Purchase Price Allocation

Over the past several years, we have acquired companies that complement our business operations. In 2007, we acquired the mutual fund data business from Standard & Poor's. In 2006, we acquired Ibbotson Associates, Aspect Huntley, and the database division of InvestorForce. In 2005, we acquired VARDS. Over the past three years, the total cash paid for acquisitions, net of cash acquired, was approximately $186.0 million.

For each acquisition, the purchase price was allocated to the assets acquired, liabilities assumed, and goodwill, in accordance with SFAS No. 141, *Business Combinations*. We recognized the assets and liabilities acquired related to these acquisitions at their estimated fair values and as of December 31, 2007 had allocated $116.8 million of value to intangible assets such as customer lists, intellectual property, technology, non-competition agreements, and supplier lists. For these intangible assets, the estimated useful lives range from two to 25 years. As of December 31, 2007, we also have recorded $128.1 million of goodwill arising from acquisitions.

Management judgment is required in allocating the purchase price to the acquired assets and liabilities. We use judgment to:

- identify the acquired assets,
- estimate the fair value of these assets,
- estimate the useful life of the assets, and
- assess the appropriate method for recognizing depreciation or amortization expense over the asset's useful life.

We believe that the accounting estimates related to purchase price allocations are critical accounting estimates because the assumptions impact the amounts and classifications of assets and liabilities presented in our Consolidated Balance Sheets, the amount of amortization and depreciation expense, if any, recorded in our Consolidated Statements of Income, and the impairment testing performed in subsequent periods.

Goodwill

Goodwill recorded on our Consolidated Balance Sheet as of December 31, 2007 was $128.1 million. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we do not amortize goodwill. Instead, it is subject to at least an annual test for impairment, or whenever indicators of impairment exist, based on a discounted cash-flow model. An impairment would occur if the carrying amount of a reporting unit, including goodwill, exceeded the fair value of that reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units, we make estimates and judgments about the future cash flows of the reporting unit. These estimates include assumptions about future market growth and trends, forecasted revenue and costs, capital investments, appropriate discount rates, and other variables that can significantly affect the value of the reporting unit.

Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we use to manage the underlying business, there is significant judgment in determining the cash flows attributable to these businesses over a long-term horizon. We update these assumptions and cash flow estimates annually, at a minimum.

We believe that the accounting estimate related to goodwill impairment is a critical accounting estimate because the assumptions used are highly susceptible to changes in the operating results and cash flows of the reporting units included in our segments. If actual results differ from our estimates, future tests may indicate an impairment of goodwill. This would result in a non-cash charge, adversely affecting our results of operations.

Impairment of Long-Lived Assets

Our Consolidated Balance Sheet as of December 31, 2007 includes property, equipment, and capitalized software of $19.1 million and intangible assets of $95.8 million. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we review our property, equipment, capitalized software, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such events or changes may include a deterioration in the business climate for a specific product or service. If the total of projected future undiscounted cash flows is less than the carrying amount of an asset, we may need to record an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Estimates of future cash flows and the estimated useful lives associated with these assets are critical to the assessment of recoverability and fair values. They are susceptible to change from period to period because of the requirement to make assumptions about future cash flows generated over extended periods of time. Changes in these estimates could result in a determination of asset impairment, which would result in a reduction to the carrying value and could adversely affect our operating results in the related period.

Stock-Based Compensation

We adopted SFAS No. 123(R), *Share-Based Payment*, as of January 1, 2006. Under SFAS No. 123(R), stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award's vesting period. In 2006, we granted both stock options and restricted stock units to employees. In 2007, our equity grants were almost exclusively in the form of restricted stock units. We measure the fair value of our restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. We measure the fair value of our stock options on the date of grant using a Black-Scholes option-pricing model.

Under SFAS No. 123(R), we are required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

Because our largest annual equity grants typically have vesting dates in the second quarter of the year, we adjust the stock-based compensation expense at that time to reflect those awards that ultimately vested. In addition, we update our estimate of the forfeiture rate that will be applied to awards not yet vested. In 2007, we recorded approximately $0.8 million of additional stock-based compensation expense related to these changes in estimates.

We believe that the estimates related to stock-based compensation expense are critical accounting estimates because the assumptions used could significantly impact the timing and amount of stock-based compensation expense recorded in our Consolidated Financial Statements.

Income Taxes

Our annual effective income tax rate is based on the mix of income and losses in our U.S. and non-U.S. entities which are part of our Consolidated Financial Statements, statutory tax rates, and tax-planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in evaluating our tax positions.

Tax law requires items to be included in the tax return at different times from when these items are reflected in our Consolidated Income Statement. As a result, the effective tax rate reflected in our Consolidated Financial Statements is different from the tax rate reported on our tax return (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities. In addition, excess tax benefits associated with stock option exercises and vesting of restricted stock units also create a difference between our cash tax rate and the effective tax rate in our Consolidated Income Statement.

As of December 31, 2007, we had $0.6 million of net current deferred tax liabilities and $15.7 million of net long-term deferred tax assets. The deferred tax assets include amounts related to net operating loss (NOL) carryforwards. As of December 31, 2007, we have NOLs of $22.4 million related to our non-U.S. operations. Because of the historical operating losses of certain of the non-U.S. operations that generated these NOLs, we have recorded a valuation allowance against all but approximately $7.1 million of the NOLs, reflecting the likelihood that the benefit of the NOLs will not be realized. In assessing the realizability of our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In assessing the need for a valuation allowance, we consider both positive and negative evidence, including tax-planning strategies, projected future taxable income, and recent financial performance. If after future assessments of the realizability of the deferred tax assets we determine a lesser allowance is required, we would record a reduction to the income tax expense and to the valuation allowance in the period this determination was made. This would cause our income tax expense, effective tax rate, and net income to fluctuate.

We assess uncertain tax positions in accordance with FIN 48, *Accounting for Uncertainty in Income Taxes*. We use judgment to identify, recognize, and measure the amounts to be recorded in the financial statements related to tax positions taken or expected to be taken in a tax return. A liability is recognized to represent the potential future obligation to the taxing authority for the benefit taken in the tax return. We adjust these liabilities, including any impact of the related interest and penalties, in light of changing facts and circumstances such as the progress of a tax audit. A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

We use judgment in classifying unrecognized tax benefits as either current or noncurrent liabilities in our Consolidated Balance Sheets. Settlement of any particular issue would usually require the use of cash. A liability associated with unrecognized tax benefits will generally be classified as a noncurrent liability because there will usually be a period of several years between the filing of the tax return and the final resolution of an uncertain tax position with the taxing authority. Favorable resolutions of tax matters for which we have previously established reserves are recognized as a reduction to our income tax expense when the amounts involved become known.

Assessing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns requires judgment. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

Contingencies

We are subject to various claims and contingencies related to legal proceedings and investigations. Refer to Note 16 of the Notes to our Consolidated Financial Statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties, and government actions. Judgment is required as we assess the probability of loss for such contingencies and either accrue a liability or disclose the relevant circumstances, as appropriate. If actual results differ from our assessments, our financial position, results of operations, or cash flows would be impacted.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) modifies the financial accounting and reporting of business combinations. SFAS No. 141(R) requires the acquirer to recognize and measure the fair value of the acquired operation as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquired operation or how the acquisition was achieved. SFAS No. 141(R) is effective for business combination transactions with acquisition dates on or after the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) is required to be adopted concurrently with SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 141(R) requires prospective application and prohibits earlier application. We are in the process of determining the effect the adoption of SFAS No. 141(R) will have on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No.160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 160 amends the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and is effective for the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. We are in the process of determining the effect the adoption of SFAS No. 160 will have on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, (including an amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities)*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The amendment to SFAS No. 115 applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years; therefore, we will adopt SFAS No. 159 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 159 will have on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years; therefore, we will adopt SFAS No. 157 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 157 will have on our Consolidated Financial Statements.

Contractual Obligations

The following table presents our known contractual obligations as of December 31, 2007 and the expected timing of cash payments related to these contractual obligations:

($000)	2008	2009	2010	2011	2012	Thereafter	Total
Minimum commitments on non-cancelable operating lease obligations (1)	$7,427	$7,533	$13,013	$12,302	$10,454	$90,540	$141,269
Unrecognized tax benefits (2)	1,492	—	—	—	—	—	1,492
Deferred compensation agreement (3)	585	—	—	—	—	—	585
Asset retirement obligation (4)	—	98	—	—	—	—	98
Total	$9,504	$7,631	$13,013	$12,302	$10,454	$90,540	$143,444

(1) The non-cancelable operating lease obligations relate primarily to lease commitments for office space and include the lease payments for approximately 235,000 square feet of new office space in Chicago, Illinois for our U.S.-based operations. Although the lease begins in 2008, the minimum lease payments will begin in the second half of 2009. This lease has a term of 15 years.

(2) Represents unrecognized tax benefits (including penalties and interest, less the impact of any associated tax benefits) recorded in accordance with FIN 48. The amount included in the above table represents amounts we anticipate may be paid in 2008. The above table excludes approximately $5.6 million of unrecognized tax benefits, included as other long-term liabilities in our Consolidated Balance Sheet as of December 31, 2007, for which we cannot make a reasonably reliable estimate of the period of payment.

(3) We have an obligation to pay up to approximately $0.6 million under a deferred compensation agreement with Don Phillips, one of our managing directors, as discussed in Note 12 of the Notes to our Consolidated Financial Statements. We are required to make these payments as Don exercises certain stock options granted to him under the 1999 Stock Option Plan. As of December 31, 2007, there were 217,286 stock options remaining to be exercised. If all of these options are exercised in 2008, we would make payments to him of approximately $0.6 million in accordance with the deferred compensation agreement.

(4) The asset retirement obligation relates to costs that will be incurred to return office space modified by leasehold improvements to its original condition in accordance with the lease agreement.

There are no purchase commitments as of December 31, 2007 that we believe would have a significant impact on our Consolidated Balance Sheet or Consolidated Statement of Cash Flows.

Financial Statements and Notes

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that evaluation, our management concluded that, our internal control over financial reporting was effective as of December 31, 2007. Ernst & Young LLP, our independent registered public accounting firm, has issued their report on the effectiveness of our internal control over financial reporting, which is included in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Morningstar, Inc.

We have audited the accompanying consolidated balance sheets of Morningstar, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morningstar, Inc. and subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain tax positions to conform with Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* In addition, effective January 1, 2007, the Company changed its method of accounting for sabbatical leave to conform with Emerging Issues Task Force (EITF) No. 06-02, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, "Accounting for Compensated Absences."* Effective January 1, 2006, the Company changed its method of accounting for share-based payments to conform with FASB Statement No. 123(R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Morningstar, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
March 5, 2008

To the Board of Directors and Shareholders
Morningstar, Inc.

We have audited Morningstar, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Morningstar, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Morningstar, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Morningstar, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2007, and our report dated March 5, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
March 5, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Morningstar, Inc.
Chicago, Illinois

We have audited the consolidated statements of income, shareholders' equity and comprehensive income, and cash flows of Morningstar, Inc. and subsidiaries (the Company) for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as of December 31, 2005. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations of Morningstar, Inc. and subsidiaries and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois
March 3, 2006

Consolidated Statements of Income

Year ended December 31 (in thousands except per share amounts)	2007	2006	2005
Revenue	**$ 435,107**	$ 315,175	$ 227,114
Operating expenses (1):			
Cost of goods sold	**113,777**	86,975	64,408
Development	**35,116**	29,494	19,654
Sales and marketing	**68,835**	50,614	39,071
General and administrative	**78,868**	55,590	49,235
Depreciation and amortization	**21,257**	14,975	8,266
Total operating expense	**317,853**	237,648	180,634
Operating income	**117,254**	77,527	46,480
Non-operating income (expense):			
Interest income, net	**7,134**	4,623	3,078
Other income (expense), net	**(905)**	(459)	121
Non-operating income, net	**6,229**	4,164	3,199
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	**123,483**	81,691	49,679
Income tax expense	**51,255**	32,975	20,224
Equity in net income of unconsolidated entities	**1,694**	2,787	1,662
Income before cumulative effect of accounting change	**73,922**	51,503	31,117
Cumulative effect of accounting change, net of income tax expense of $171	**—**	259	—
Net income	**$ 73,922**	$ 51,762	$ 31,117
Basic income per share:			
Basic income per share before cumulative effect of accounting change	**$ 1.71**	$ 1.25	$ 0.79
Cumulative per share effect of accounting change	**—**	0.01	—
Basic net income per share	**$ 1.71**	$ 1.26	$ 0.79
Diluted income per share:			
Diluted income per share before cumulative effect of accounting change	**$ 1.53**	$ 1.10	$ 0.70
Cumulative per share effect of accounting change	**—**	0.01	—
Diluted net income per share	**$ 1.53**	$ 1.11	$ 0.70
Weighted average shares outstanding:			
Basic	**43,216**	41,176	39,392
Diluted	**48,165**	46,723	44,459
(1) Includes stock-based compensation expense of:			
Cost of goods sold	**$ 1,706**	$ 1,172	$ 1,473
Development	**1,256**	532	603
Sales and marketing	**1,397**	571	710
General and administrative	**6,619**	6,300	8,109
Total stock-based compensation expense	**$ 10,978**	$ 8,575	$ 10,895

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

As of December 31 (in thousands except share amounts)	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 159,576**	$ 96,140
Investments	**99,012**	67,611
Accounts receivable, less allowance of $161 and $225, respectively	**86,812**	65,176
Income tax receivable	**8,998**	—
Other	**13,163**	8,557
Total current assets	**367,561**	237,484
Property, equipment, and capitalized software, net	**19,108**	15,869
Investments in unconsolidated entities	**19,855**	18,659
Goodwill	**128,141**	86,680
Intangible assets, net	**95,767**	72,841
Deferred tax asset, net	**15,658**	13,789
Other assets	**3,217**	2,516
Total assets	**$ 649,307**	$ 447,838
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 22,325**	$ 21,014
Accrued compensation	**64,709**	40,856
Deferred revenue	**129,302**	100,525
Income tax payable	—	1,620
Deferred tax liability, net	**557**	1,266
Other	**945**	2,182
Total current liabilities	**217,838**	167,463
Accrued compensation	**13,913**	7,591
Other long-term liabilities	**9,253**	3,361
Total liabilities	**241,004**	178,415
Shareholders' equity:		
Common stock, no par value, 200,000,000 shares authorized, of which 44,843,166 and 42,228,418 shares were outstanding as of December 31, 2007 and 2006, respectively	**4**	4
Treasury stock at cost, 233,332 shares as of December 31, 2007 and 2006	**(3,280)**	(3,280)
Additional paid-in capital	**332,164**	268,721
Retained earnings	**71,757**	1,154
Accumulated other comprehensive income:		
Currency translation adjustment	**7,606**	2,871
Unrealized gain (loss) on available-for-sale securities	**52**	(47)
Total accumulated other comprehensive income	**7,658**	2,824
Total shareholders' equity	**408,303**	269,423
Total liabilities and shareholders' equity	**$ 649,307**	$ 447,838

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands except share amounts)	Common Stock Shares Outstanding	Common Stock Par Value	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2005	38,446,614	$ 4	$ (3,280)	$ 148,144	$ (81,725)	$ 1,238	$ 64,381
Comprehensive income:							
Net income		—	—	—	31,117	—	31,117
Reclassification adjustment for realized gains included in net income		—	—	—	—	(3)	(3)
Unrealized loss on investments, net of tax of $16		—	—	—	—	(20)	(20)
Foreign currency translation adjustment		—	—	—	—	(210)	(210)
Total comprehensive income		—	—	—	31,117	(233)	30,884
Issuance of common stock related to initial public offering, net of related costs	1,141,875	—	—	18,108	—	—	18,108
Issuance of common stock related to stock option exercises, net	696,024	—	—	8,221	—	—	8,221
Reclassification of stock-based compensation liabilities		—	—	41,589	—	—	41,589
Stock-based compensation		—	—	8,085	—	—	8,085
Tax benefit derived from stock option exercises		—	—	2,446	—	—	2,446
Balance at December 31, 2005	40,284,513	4	(3,280)	226,593	(50,608)	1,005	173,714
Comprehensive income:							
Net income		—	—	—	51,762	—	51,762
Unrealized gains on investments, net of income tax of $52		—	—	—	—	78	78
Foreign currency translation adjustment		—	—	—	—	1,741	1,741
Total comprehensive income		—	—	—	51,762	1,819	53,581
Issuance of common stock related to stock option exercises, net	1,943,905	—	—	20,249	—	—	20,249
Stock-based compensation		—	—	8,575	—	—	8,575
Cumulative effect of accounting change related to the adoption of SFAS No. 123(R)		—	—	(430)	—	—	(430)
Tax benefit derived from stock option exercises		—	—	13,734	—	—	13,734
Balance at December 31, 2006	42,228,418	4	(3,280)	268,721	1,154	2,824	269,423
Cumulative effect of accounting change related to the adoption of EITF No. 06-2		—	—	—	(3,319)	—	(3,319)
Balance at January 1, 2007	42,228,418	4	(3,280)	268,721	(2,165)	2,824	266,104
Comprehensive income:							
Net income		—	—	—	73,922	—	73,922
Unrealized gains on investments, net of income tax of $67		—	—	—	—	99	99
Foreign currency translation adjustment		—	—	—	—	4,735	4,735
Total comprehensive income		—	—	—	73,922	4,834	78,756
Issuance of common stock related to stock option exercises and vesting of restricted stock units, net	2,614,748	—	—	22,037	—	—	22,037
Stock-based compensation		—	—	10,978	—	—	10,978
Tax benefit derived from stock option exercises and vesting of restricted stock units		—	—	30,428	—	—	30,428
Balance at December 31, 2007	**44,843,166**	**$ 4**	**$ (3,280)**	**$ 332,164**	**$ 71,757**	**$ 7,658**	**$408,303**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Year ended December 31 (in thousands)	2007	2006	2005
Operating activities			
Net income	**$ 73,922**	$ 51,762	$ 31,117
Adjustments to reconcile net income to net cash flows from operating activities:			
Cumulative effect of accounting change, net of tax	**—**	(259)	—
Depreciation and amortization	**21,257**	14,975	8,266
Deferred income tax expense (benefit)	**(1,048)**	(3,856)	583
Stock-based compensation	**10,978**	8,575	10,895
Provision for (recovery of) bad debt	**(54)**	159	223
Equity in net income of unconsolidated entities	**(1,694)**	(2,787)	(1,662)
Foreign exchange loss	**28**	880	146
Loss on disposal of fixed assets	**151**	165	19
Excess tax benefits from stock option exercises and vesting of restricted stock units	**(30,428)**	(13,734)	2,446
Other, net	**(597)**	(411)	(269)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	**(11,723)**	(9,261)	(14,989)
Other assets	**(3,536)**	(1,217)	(1,076)
Accounts payable and accrued liabilities	**638**	(563)	2,167
Accrued compensation	**23,118**	16,426	6,997
Deferred revenue	**8,401**	10,967	7,364
Income taxes payable	**25,229**	26,696	(2,438)
Other liabilities	**(2,274)**	160	(1,344)
Cash provided by operating activities	**112,368**	98,677	48,445
Investing activities			
Purchases of investments	**(159,693)**	(81,265)	(78,798)
Proceeds from sale of investments	**128,713**	74,679	77,510
Capital expenditures	**(11,346)**	(4,722)	(7,451)
Acquisitions, net of cash acquired	**(60,508)**	(117,331)	(8,192)
Other, net	**(4)**	(363)	18
Cash used for investing activities	**(102,838)**	(129,002)	(16,913)
Financing activities			
Proceeds from sale of common stock, primarily stock option exercises	**22,037**	20,249	7,166
Excess tax benefits from stock option exercises and vesting of restricted stock units	**30,428**	13,734	—
Proceeds from initial public offering, net	**—**	—	18,108
Payments of long-term debt and capital lease obligations	**—**	—	(18)
Cash provided by financing activities	**52,465**	33,983	25,256
Effect of exchange rate changes on cash and cash equivalents	**1,441**	115	(328)
Net increase in cash and cash equivalents	**63,436**	3,773	56,460
Cash and cash equivalents—Beginning of year	**96,140**	92,367	35,907
Cash and cash equivalents—End of year	**$ 159,576**	$ 96,140	$ 92,367
Supplemental disclosures of cash flow information			
Cash paid for interest	**$ —**	$ —	$ 29
Cash paid for income taxes	**$ 27,795**	$ 9,649	$ 19,527
Supplemental information of non-cash investing and financing activities			
Unrealized gain (loss) on available-for-sale investments	**$ 142**	$ 148	$ (36)

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Description of Business

Morningstar, Inc. and its subsidiaries (Morningstar, we, our), is a provider of independent investment research in the United States and in major international markets. We offer an extensive line of Internet, software, and print-based products for individual investors, financial advisors, and institutional clients and provide data on investment offerings worldwide. We also offer asset management services for advisors, institutions, and retirement plan participants.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Morningstar, Inc. and our subsidiaries. The assets, liabilities, and results of operations of subsidiaries in which we have a controlling interest have been consolidated. We account for investments in entities in which we exercise significant influence, but do not control, using the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results may differ from these estimates.

Reclassifications

Certain amounts reported in 2006 have been reclassified to conform to the 2007 presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less. We state them at cost, which approximates fair market value.

Investments

We classify certain investments, consisting of certificates of deposit, as held-to-maturity securities, based on our intent and ability to hold these securities to maturity. We record held-to-maturity investments at amortized cost in our Consolidated Balance Sheets. We classify certain other investments, consisting primarily of equity securities, as trading securities, based on our intent to hold the securities for a short period of time and generate profits on short-term differences in price, as well as to satisfy the requirements of one of our wholly owned subsidiaries, which is a registered broker-dealer. We include realized and unrealized gains and losses associated with these investments in "Other income (expense), net" in the Consolidated Statements of Income. Investments not considered as held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities primarily consist of fixed-income securities. We report unrealized gains and losses for available-for-sale securities as other comprehensive income (loss), net of related income taxes. We record both trading and available-for-sale securities at their fair value in our Consolidated Balance Sheets.

Concentration of Credit Risk

No single customer is large enough to pose a significant credit risk to our operations or financial condition. For the years ended December 31, 2007, 2006, and 2005, no single customer represented 10% or more of our consolidated revenue. If receivables from our customers become delinquent, we begin a collections process. We maintain an allowance for doubtful accounts based on our estimate of the probable losses of accounts receivable.

Property, Equipment, and Depreciation

We state property and equipment at historical cost, net of accumulated depreciation. We depreciate property and equipment primarily using the straight-line method based on the useful life of the asset, which ranges from three to seven years. We amortize leasehold improvements over the remaining lease term or their useful lives, whichever is shorter.

Computer Software and Internal Product Development Costs

We capitalize certain costs in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*, and Emerging Issues Task Force (EITF) 00-2, *Accounting for Web Site Development Costs*. Internal product development costs mainly consist of personnel costs relating to the development of new Web-based products and certain major enhancements of existing products. We amortize these costs on a straight-line basis over the estimated economic life, which is generally three years.

Goodwill

During the years ended December 31, 2007, 2006, and 2005, changes in the carrying amount of our recorded goodwill were primarily the result of business acquisitions. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized; instead, goodwill is subject to at least an annual test for impairment, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. Our reporting units are components of our reportable segments. We performed annual impairment reviews in the fourth quarter of 2007, 2006, and 2005 and did not record any impairment losses in these years.

Intangible Assets

We amortize intangible assets using the straight-line method over their estimated economic useful lives, which range from two to 25 years. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset, we record an impairment loss based on the excess of the carrying amount over the fair value of the asset. No impairment losses were recorded in 2007, 2006, or 2005.

Revenue Recognition

We earn revenue by selling a variety of investment-related products and services. We sell many of our offerings, such as our newsletters, Principia software, and Premium service on Morningstar.com, via subscriptions. These subscriptions are mainly offered for a one-year term, although we also offer terms ranging from one month to three years. We also sell advertising on our Web sites throughout the world.

Several of our other products are sold through license agreements, including Morningstar Advisor Workstation, Morningstar Equity Research, Morningstar Direct, Morningstar EnCorr, Retirement Advice, and Licensed Data. Our license agreements typically range from one to three years.

For some of our other institutional services, mainly Investment Consulting, we generally base our fees on the scope of work and the level of service we provide and earn fees as a percentage of assets under management. We also earn fees relating to Morningstar Managed Portfolios and the managed retirement accounts offered through Morningstar Retirement Manager and Advice by Ibbotson as a percentage of assets under management.

Deferred revenue represents the portion of subscriptions billed or collected in advance which we expect to recognize in future periods.

We follow the standards established in Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements*, as amended by SAB No. 104, Revenue Recognition; EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables*; and Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*.

We recognize revenue from subscription sales in equal installments over the term of the subscription. Revenue from consulting, retirement advice, and other non-subscription products and services is recognized when the product or service is delivered or, when applicable, over the service obligation period defined by the terms of the contract. We recognize asset-based fees once the fees are fixed and determinable assuming all other revenue recognition criteria are met. For contracts that combine multiple products and services, we assign the fair value of each element in the arrangement based on selling prices of the items when sold separately. Delivery of our products and services is a prerequisite to the recognition of revenue. If arrangements include an acceptance provision, we recognize revenue upon the receipt of written customer acceptance.

We record taxes imposed on revenue-producing transactions (such as sales, use, value added, and some excise taxes) on a net basis; therefore, such taxes are excluded from revenue in our Consolidated Statements of Income.

Advertising Costs

Advertising costs include expenses incurred for various print and Internet ads, search engine fees, and direct mail campaigns. We expense advertising costs as incurred. Advertising expense for the years ended December 31, 2007, 2006, and 2005 totaled $8,987,000, $6,450,000, and $5,862,000, respectively.

Stock-Based Compensation Expense

Effective January 1, 2006, we adopted SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123(R)), using the modified prospective transition method. Under this method, the provisions of SFAS No. 123(R) apply to all awards granted after the date of adoption and to any unrecognized expense of awards unvested at the date of adoption based on the fair value as of the date of grant. Prior to this date, we accounted for our stock options in accordance with the fair value provisions of SFAS No. 123, *Stock-Based Compensation*. Under SFAS No. 123, we accounted for forfeitures of stock options as they occurred. SFAS No. 123(R) requires us to estimate expected forfeitures at the grant date and recognize compensation cost only for those awards expected to vest. Accordingly, in the first quarter of 2006, we recorded a cumulative effect of accounting change, net of tax, of $259,000 to reverse the impact of stock-based compensation expense recorded in prior years related to outstanding stock options that we estimate will not vest. Because we previously recognized stock-based compensation expense in accordance with SFAS No. 123, the adoption of SFAS No. 123(R) did not have any other impact on our financial position or results of operations.

Prior to our adoption of SFAS No. 123(R), we classified tax benefits arising from the exercise of stock options as operating cash flows. SFAS No. 123(R) requires that we classify the cash flows resulting from the tax benefit that arises when the tax deduction exceeds the compensation cost recognized for options and restricted stock units (excess tax benefits) as financing cash flows. These excess tax benefits were $30,428,000 in 2007 and $13,734,000 in 2006.

Liability for Sabbatical Leave

In certain of our operations, we offer employees a sabbatical leave. Although the sabbatical policy varies by region, in general, Morningstar's full-time employees are eligible for six weeks of paid time off after four years of continuous service. On January 1, 2007, we adopted EITF No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, "Accounting for Compensated Absences,"* which requires that we record a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. Accordingly, on January 1, 2007, we recorded a cumulative-effect adjustment to retained earnings of $3,319,000, net of tax, to reflect the portion of employee sabbatical leave that had been earned at that date. Besides recording this cumulative effect of an accounting change, the adoption of EITF No. 06-2 did not have a significant impact on our financial position, results of operations, or cash flows.

Income Taxes

We record deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes in accordance with SFAS No. 109, *Accounting for Income Taxes*.

On January 1, 2007, we adopted Financial Accounting Standard Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48), which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions.

The adoption of FIN 48 did not result in a material adjustment in the liability for unrecognized tax benefits, and as a result, we did not record a cumulative effect adjustment to retained earnings as of January 1, 2007. As of January 1, 2007, we had approximately

$2,691,000 of gross unrecognized tax benefits, of which $2,291,000, if recognized, would result in a reduction of our effective income tax expense rate.

We recognize interest and penalties related to our unrecognized tax benefits as a component of income tax expense in our Consolidated Statements of Income. Interest and penalties were not material as of the date of adoption.

Liabilities related to unrecognized tax benefits are classified as a current liability to the extent that we expect to make a payment within a year. Liabilities expected to be resolved without a payment or which are not expected to be paid within a year are included as "Other long-term liabilities" in our Consolidated Balance Sheets as of December 31, 2007.

Income Per Share

We compute and present income per share in accordance with SFAS No. 128, *Earnings per Share*. The difference between weighted average shares outstanding and diluted shares outstanding reflects the dilutive effect of employee stock options in all periods presented, and beginning in 2006, the dilutive effect of restricted stock units.

Foreign Currency

We translate the financial statements of non-U.S. subsidiaries to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for revenue and expenses. We use the local currency as the functional currency for all of our non-U.S. subsidiaries. We record translation adjustments for non-U.S. subsidiaries as a component of "Accumulated other comprehensive income (loss)" in our Consolidated Statements of Shareholders' Equity and Comprehensive Income. We include exchange gains and losses arising from transactions denominated in currencies other than the functional currency in "Other income (expense), net" in our Consolidated Statements of Income.

3. Initial Public Offering

In May 2005, we completed our initial public offering of 7,612,500 shares of our common stock. These shares began trading on May 3, 2005 on the Nasdaq National Market under the symbol "MORN" and now trade on the Nasdaq Global Select Market. All of these shares were sold by affiliates of SOFTBANK Finance Corporation, a wholly owned subsidiary of SOFTBANK Corp. We did not receive any proceeds from the sale of these shares. In addition, we granted the underwriters the right to purchase up to an additional 1,141,875 shares at the initial public offering price to cover over-allotments. In May 2005, the underwriters exercised their over-allotment option in full. We received net proceeds of $18,108,000 based on our initial public offering price of $18.50 per share, after deducting the underwriting discounts and commissions and $2,594,000 of offering expenses.

4. Income Per Share

The numerator for both basic and diluted income per share is net income. The denominator for basic income per share is the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options and restricted stock units is reflected in the denominator for diluted income per share using the treasury stock method.

The following table reconciles our net income and the number of shares used in computing basic and diluted income per share:

(in thousands, except per share amounts)	**2007**	2006	2005
Basic income per share:			
Income before cumulative effect of accounting change	**$ 73,922**	$ 51,503	$ 31,117
Cumulative effect of accounting change, net of tax	**—**	259	—
Net income	**$ 73,922**	$ 51,762	$ 31,117
Weighted average common shares outstanding	**43,216**	41,176	39,392
Basic income per share before cumulative effect of accounting change	**$ 1.71**	$ 1.25	$ 0.79
Cumulative per share effect of accounting change	**—**	0.01	—
Basic net income per share	**$ 1.71**	$ 1.26	$ 0.79

(in thousands, except per share amounts)	2007	2006	2005
Diluted income per share:			
Income before cumulative effect of accounting change	**$ 73,922**	$ 51,503	$ 31,117
Cumulative effect of accounting change	—	259	—
Net income	**$ 73,922**	$ 51,762	$ 31,117
Weighted average common shares outstanding	**43,216**	41,176	39,392
Net effect of dilutive stock options and restricted stock units	**4,949**	5,547	5,067
Weighted average common shares outstanding for computing diluted income per share	**48,165**	46,723	44,459
Diluted income per share before cumulative effect of accounting change	**$ 1.53**	$ 1.10	$ 0.70
Cumulative per share effect of accounting change	—	0.01	—
Diluted net income per share	**$ 1.53**	$ 1.11	$ 0.70

5. Segment and Geographical Area Information

We organize our operations based on products and services sold in three primary business segments: Individual, Advisor, and Institutional.

Individual segment

Our Individual segment focuses on products and services for individual investors. The largest product in this segment based on revenue is our U.S.-based Web site, Morningstar.com, which includes both paid Premium Membership service and sales of Internet advertising space. Our Individual segment also includes Morningstar Equity Research, which we distribute through several channels. Our equity research is distributed through six major investment banks to meet the requirements for independent research under the Global Analyst Research Settlement, as well as to several other companies that purchase our research for their own use or provide our research to their affiliated financial advisors or to individual investors. In addition, investors can access our equity research through our Premium Membership offering on Morningstar.com. We also offer a variety of print publications about investing, including our monthly newsletters, *Morningstar FundInvestor* and *Morningstar StockInvestor*, and our twice-monthly publication, *Morningstar Mutual Funds*. We sell several annual reference guides, including the *Morningstar Funds 500*, the *Morningstar Stocks 500*, the *Morningstar ETFs 150*, and the *Stocks, Bonds, Bills, and Inflation Yearbook*. This segment also includes several newsletters and other publications for investors in Australia.

Advisor segment

Our Advisor segment focuses on products and services for financial advisors. Key products in this segment based on revenue are Morningstar Advisor Workstation and Morningstar Principia. Advisor Workstation is a Web-based investment planning system that provides financial advisors with a comprehensive set of tools for conducting their core business, including investment research, planning, and presentations. Advisor Workstation is available in two editions: the Office Edition for independent financial advisors and the Enterprise Edition for financial advisors affiliated with larger firms. Principia is our CD-ROM-based investment research and planning software for financial advisors. In addition, we offer Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund, exchange-traded fund, and stock portfolios tailored to meet a range of investment time horizons and risk levels that financial advisors can use for their clients' taxable and tax-deferred accounts.

Institutional segment

Our Institutional segment focuses on products and services for institutions, including banks, insurance companies, mutual fund companies, brokerage firms, media firms, and retirement plan providers and sponsors. Key products and services in this segment based on revenue are Investment Consulting, which focuses on investment monitoring and asset allocation for funds of funds, including mutual funds and variable annuities; Licensed Data, a set of investment data spanning 10 core databases, available through electronic data feeds; Retirement Advice, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; Morningstar Direct, a Web-based institutional research platform that provides advanced research and tools on the complete range of securities in Morningstar's global database; the institutional Workstation product acquired from Standard & Poor's; Licensed Tools and Content, a set of online tools and editorial content designed for institutions to use in their Web sites and software; and Morningstar EnCorr, an asset allocation software package.

The tables on the following page show selected segment data for the years ended December 31, 2007, 2006, and 2005:

($000)	Individual	Advisor	Institutional	Corporate Items & Eliminations	Total
2007 Segment Data					
Revenue:					
External customers	$ 92,902	$ 115,508	$ 226,697	$ —	$ 435,107
Intersegment	4,397	231	3,632	(8,260)	—
Total revenue	97,299	115,739	230,329	(8,260)	435,107
Operating expense, excluding depreciation and amortization	69,847	78,815	145,081	(8,125)	285,618
Stock-based compensation	2,167	3,349	5,462	—	10,978
Depreciation and amortization	1,547	1,906	3,130	14,674	21,257
Operating income (loss)	$ 23,738	$ 31,669	$ 76,656	$ (14,809)	$ 117,254
Capital expenditures	$ 704	$ 2,806	$ 4,041	$ 3,795	$ 11,346
U.S. revenue					$ 345,427
Non-U.S. revenue					$ 89,680
U.S. long-lived assets as of Dec. 31, 2007					$ 9,560
Non-U.S. long-lived assets as of Dec. 31, 2007					$ 9,548
2006 Segment Data					
Revenue:					
External customers	$ 77,171	$ 94,635	$ 143,369	$ —	$ 315,175
Intersegment	3,535	59	2,716	(6,310)	—
Total revenue	80,706	94,694	146,085	(6,310)	315,175
Operating expense, excluding depreciation and amortization	54,254	63,620	102,831	(6,607)	214,098
Stock-based compensation	2,306	2,645	3,624	—	8,575
Depreciation and amortization	1,225	1,695	2,386	9,669	14,975
Operating income (loss)	$ 22,921	$ 26,734	$ 37,244	$ (9,372)	$ 77,527
Capital expenditures	$ 313	$ 453	$ 1,255	$ 2,701	$ 4,722
U.S. revenue					$ 270,899
Non-U.S. revenue					$ 44,276
U.S. long-lived assets as of Dec. 31, 2006					$ 11,777
Non-U.S. long-lived assets as of Dec. 31, 2006					$ 4,092
2005 Segment Data					
Revenue:					
External customers	$ 60,643	$ 72,683	$ 93,788	$ —	$ 227,114
Intersegment	2,805	6	2,159	(4,970)	—
Total revenue	63,448	72,689	95,947	(4,970)	227,114
Operating expense, excluding depreciation and amortization	43,903	53,290	69,140	(4,860)	161,473
Stock-based compensation	3,368	3,275	4,252	—	10,895
Depreciation and amortization	1,172	1,507	2,011	3,576	8,266
Operating income (loss)	$ 15,005	$ 14,617	$ 20,544	$ (3,686)	$ 46,480
Capital expenditures	$ 305	$ 709	$ 1,939	$ 4,498	$ 7,451
U.S. revenue					$ 197,672
Non-U.S. revenue					$ 29,442
U.S. long-lived assets as of Dec. 31, 2005					$ 13,894
Non-U.S. long-lived assets as of Dec. 31, 2005					$ 3,461

We measure the operating results of these segments based on operating income (loss), including an allocation of corporate costs. We include intersegment revenue and expenses in segment information. We sell services and products between segments at predetermined rates primarily based on cost. The recovery of intersegment cost is shown as "Intersegment revenue."

Our segment accounting policies are the same as those described in Note 2, except for the capitalization and amortization of internal product development costs and amortization of intangible assets. We exclude these items from our operating segment results to provide our chief operating decision maker with a better indication of each segment's ability to generate cash flow. This information is one of the criteria used by our chief operating decision maker in determining how to allocate resources to each segment. We include the capitalization and amortization of internal product development costs, the amortization of intangible assets, and the elimination of intersegment revenue and expense in the Corporate Items and Eliminations category to arrive at the consolidated financial information. Our segment disclosures include the business segment information provided to our chief operating decision maker on a recurring basis, and, therefore, we do not present balance sheet information, including goodwill or other intangibles, by segment.

6. Investments

We classify our investment portfolio, which is primarily invested in fixed-income securities, as follows:

($000)	**Dec. 31, 2007**	Dec. 31, 2006
Available-for-sale	**$ 91,546**	$ 63,122
Held-to-maturity	**3,428**	2,339
Trading securities	**4,038**	2,150
Total	**$ 99,012**	$ 67,611

The following table shows the cost, unrealized gains (losses), and fair values related to investments classified as available-for-sale and held-to-maturity:

($000)	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Dec. 31, 2007				
Available-for-sale:				
Corporate bonds	**$ 13,855**	**$ 1**	**$ (56)**	**$ 13,800**
Government obligations	**76,347**	**150**	**(7)**	**76,490**
Certificates of deposit	**1,257**	**—**	**(1)**	**1,256**
Total	**$ 91,459**	**$ 151**	**$ (64)**	**$ 91,546**
Held-to-maturity:				
Certificates of deposit	**$ 3,428**	**$ —**	**$ —**	**$ 3,428**
Dec. 31, 2006				
Available-for-sale:				
Corporate bonds	$ 31,006	$ 10	$ (9)	$ 31,007
Government obligations	31,587	4	(59)	31,532
Commercial paper	583	—	—	583
Total	$ 63,176	$ 14	$ (68)	$ 63,122
Held-to-maturity:				
Certificates of deposit	$ 2,339	$ —	$ —	$ 2,339

As of December 31, 2007 and 2006, investments with unrealized losses for greater than a 12-month period were not material to the Consolidated Balance Sheets and were not deemed to have other than temporary declines in value.

The table below shows the cost and estimated fair value of investments classified as available-for-sale and held-to-maturity based on their contractual maturities. The expected maturities of certain fixed-income securities may differ from their contractual maturities because some of these holdings have call features that allow the issuers the right to prepay obligations without penalties.

($000)	Cost	Fair Value
Dec. 31, 2007		
Available-for-sale:		
Due in one year or less	**$ 60,471**	**$ 60,468**
Due in one to three years	**30,988**	**31,078**
Total	**$ 91,459**	**$ 91,546**
Held-to-maturity:		
Due in one year or less	**$ 3,428**	**$ 3,428**
Dec. 31, 2006		
Available-for-sale:		
Due in one year or less	$ 35,817	$ 35,768
Due in one to three years	27,359	27,354
Total	$ 63,176	$ 63,122
Held-to-maturity:		
Due in one year or less	$ 2,339	$ 2,339

Held-to-maturity investments include a $2,500,000 certificate of deposit held as collateral against two bank guarantees for our office space lease in Australia.

Net unrealized gains (losses) on trading securities included in our Consolidated Statements of Income were ($85,000), $176,000, and $18,000 in 2007, 2006, and 2005, respectively.

The following table shows the net realized gains (losses) arising from sales of our investments recorded in our Consolidated Statements of Income:

($000)	**2007**	2006	2005
Realized gains	**$ 183**	$ 25	$ 36
Realized losses	**(92)**	(2)	(4)
Realized gains, net	**$ 91**	$ 23	$ 32

7. Acquisitions, Goodwill, and Other Intangible Assets

Acquisition of the minority interest of Morningstar Europe NV

Morningstar Europe NV is the holding company for Morningstar's European subsidiaries. Morningstar, Inc., the U.S. parent company, owned 98% of the shares of Morningstar Europe NV. Stadsporten Citygate AB (Citygate) owned the remaining 2% of the shares. In April 2007, Morningstar acquired the remaining 2% share ownership from Citygate for $1,000,000 in cash. As a majority-owned subsidiary, the financial results of Morningstar Europe NV have been included in our Consolidated Financial Statements for all periods presented. We assigned the purchase price of $1,000,000 to goodwill.

Acquisition of the mutual fund data business from Standard & Poor's

In March 2007, we acquired the mutual fund data business from Standard & Poor's for $57,767,000 in cash including post-closing adjustments and transaction costs directly related to the acquisition, less acquired cash. Approximately 80% of this business is generated outside the United States. We began including the financial results of this acquisition in our Consolidated Financial Statements on March 16, 2007.

The following table summarizes our preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	($000)
Cash	$ 2,974
Accounts receivable	7,529
Other current assets	1,029
Fixed assets	126
Intangible assets	34,080
Goodwill	37,180
Deferred revenue	(16,450)
Accrued liabilities	(3,924)
Deferred tax liabilities	(1,673)
Other non-current liabilities	(130)
Total purchase price	$ 60,741

The preliminary allocation includes $34,080,000 of acquired intangible assets. These assets include customer-related assets of $13,040,000 that will be amortized over a weighted average period of 10 years; technology-based assets, including software and a database covering managed investment vehicles, including mutual funds, exchange-traded funds, hedge funds, and offshore funds, of $20,580,000 that will be amortized over a weighted average period of nine years; and a non-compete agreement of $460,000 that will be amortized over five years.

The deferred tax liability of $1,673,000 results primarily because the amortization expense related to certain of these intangible assets is not deductible for income tax purposes.

Based on the preliminary purchase price allocation, we recorded $37,180,000 of goodwill. The goodwill we recorded is not considered deductible for income tax purposes. SFAS No. 109, *Accounting for Income Taxes*, prohibits recognition of a deferred tax asset or liability for goodwill temporary differences if goodwill is not amortizable and deductible for tax purposes.

The preliminary purchase price allocation includes a liability of $1,685,000 for severance and lease termination costs. Substantially all of these liabilities were paid as of December 31, 2007.

If this acquisition had occurred as of January 1, 2006 and 2007, our results of operations would not have been significantly different from the amounts reported in 2006 and 2007, respectively.

Institutional Hedge Fund and Separate Accounts Database Division of InvestorForce, Inc.

In August 2006, we acquired the institutional hedge fund and separate account database division of InvestorForce, Inc. (InvestorForce), a financial software and data integration company based in Wayne, Pennsylvania, for $10,051,000 in cash, including expenses directly related to the acquisition. We began including the financial results of this acquisition in our Consolidated Financial Statements on August 1, 2006.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Accounts receivable	$ 343
Intangible assets	5,290
Goodwill	6,032
Deferred revenue	(1,614)
Total purchase price	$10,051

The purchase price allocation includes $5,290,000 of acquired intangible assets. These assets include technology-based assets of $2,500,000 that will be amortized over a weighted average period of five years; customer-based assets of $2,350,000 that will be amortized over a weighted average period of five years; trade names of $390,000 that will be amortized over a weighted average period of four years; and a non-compete agreement of $50,000 that will be amortized over three years.

The value assigned to goodwill and intangibles of $11,322,000 is deductible for U.S. income tax purposes over a period of 15 years.

If the acquisition of the database division of InvestorForce had occurred as of January 1, 2005 and 2006, our results of operations would not have been significantly different from the amounts reported in 2005 and 2006, respectively.

Aspect Huntley Pty Limited

In July 2006, we acquired Aspect Huntley Pty Limited (Aspect Huntley), a leading provider of equity information, research, and financial trade publishing in Australia. The purchase price of $22,452,000 represents Australian $30,000,000 in cash, and includes transaction costs directly related to the acquisition and post-closing adjustments, less cash acquired. The cash paid for Aspect Huntley, including transaction costs and post-closing adjustments, less acquired cash, was $20,914,000 in 2006. The remainder of the purchase price was paid in 2007. We began including the results of Aspect Huntley's operations in our Consolidated Financial Statements on July 25, 2006.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Cash	$ 922
Accounts receivable	671
Other current assets	324
Fixed assets	273
Deferred tax asset	359
Intangible assets	11,019
Goodwill	16,905
Deferred revenue	(5,141)
Other current liabilities	(1,850)
Income taxes payable	(108)
Total purchase price	$ 23,374

The purchase price allocation includes $11,019,000 of acquired intangible assets. These assets include trade names of $6,622,000 that will be amortized over a weighted average period of 10 years; technology-based assets (primarily including a database) of $2,593,000 that will be amortized over a weighted average period of 18 years; and customer-related assets of $1,804,000 that will be amortized over 10 years.

The goodwill we recorded of $16,905,000 is not deductible for U.S. or Australian income tax purposes.

If the acquisition of Aspect Huntley had occurred as of January 1, 2005 and 2006, our results of operations would not have been significantly different from the amounts reported in 2005 and 2006, respectively.

Ibbotson Associates, Inc.

In March 2006, we acquired Ibbotson Associates, Inc. (Ibbotson), a firm specializing in asset allocation research and services, for $86,367,000 in cash, including transaction costs directly related to the acquisition and post-closing adjustments, less cash acquired. In 2007 we received a payment of $301,000 representing a post-closing adjustment. This post-closing adjustment reduced the total purchase price paid and the goodwill previously reported. We began including the results of Ibbotson's operations in our Consolidated Financial Statements on March 1, 2006.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Cash	$ 103
Accounts receivable	6,770
Income tax benefits, net	13,047
Other current assets	1,398
Fixed assets	1,407
Other assets	156
Intangible assets	55,280
Goodwill	45,920
Deferred revenue	(10,772)
Accrued liabilities	(4,882)
Deferred tax liability, net	(21,497)
Other non-current liabilities	(761)
Total purchase price	$ 86,169

As part of the purchase price allocation, we recorded an asset of $13,047,000, primarily for the income tax benefit related to payment for the cancellation of Ibbotson's stock options. This cash income tax benefit reduced the amount of cash we paid for income taxes in 2006. This cash income tax benefit did not impact our income tax expense or net income in 2006.

The purchase price allocation also includes $55,280,000 of acquired intangible assets. These assets include customer-related assets of $34,200,000 that will be amortized over a weighted average period of nine years; intellectual property (including patents and trade names) of $17,710,000 that will be amortized over a weighted average period of 10 years; technology-based assets of $3,070,000 that will be amortized over a weighted average period of five years; and a non-compete agreement of $300,000 that will be amortized over five years. The deferred tax liability of $21,497,000 results primarily because the amortization expense for these intangible assets is not deductible for U.S. income tax purposes.

Based on the purchase price allocation, we recorded $45,920,000 of goodwill. The goodwill we recorded is not deductible for U.S. income tax purposes. SFAS No. 109, *Accounting for Income Taxes*, prohibits recognition of a deferred tax asset or liability for goodwill temporary differences if goodwill is not amortizable and deductible for tax purposes.

Based on plans in place at the time of acquisition, we recorded a liability of $596,000 for severance and $761,000 for lease termination costs, net of estimated sub-lease income. As of December 31, 2007, we have made all of the related severance payments. We expect to begin paying the lease termination costs in 2008, which is when we plan to vacate Ibbotson's office space.

The unaudited pro forma information on the following page presents a summary of our Consolidated Statements of Income for the 12 months ended December 31, 2005 and 2006 as if we had acquired Ibbotson as of January 1, 2005 and 2006, respectively. In calculating the pro forma information below, we made an adjustment to eliminate stock-based compensation expense previously recorded by Ibbotson based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. We also made an adjustment to record stock-based compensation expense for an estimated value of stock options assumed to be granted to Ibbotson employees. This adjustment assumes the stock option awards were made in May 2005, consistent with the timing of our annual equity grant, and vest over a four-year period. In 2005, we recorded stock-based compensation expense based on the recognition and measurement principles of SFAS No. 123, *Accounting for Stock-Based Compensation.*

Year Ended December 31 ($000)	2006	2005
Revenue	$322,566	$266,621
Operating income	77,868	42,035
Income before cumulative effect of accounting change	51,478	27,007
Net income	51,737	27,007
Basic income per share:		
Basic income per share before cumulative effect of accounting change	$ 1.25	$ 0.69
Basic net income per share	$ 1.26	$ 0.69
Diluted income per share:		
Diluted income per share before cumulative effect of accounting change	$ 1.10	$ 0.61
Diluted net income per share	$ 1.11	$ 0.61

Variable Annuity Research and Data Service

In January 2005, we acquired Variable Annuity Research and Data Service (VARDS) from Finetre Corporation for $8,192,000 in cash, including costs directly related to the acquisition. The results of the VARDS operations have been included in our Consolidated Financial Statements beginning in January 2005.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

	($000)
Accounts receivable	$ 639
Other assets	57
Intangible assets	6,370
Goodwill	3,084
Liabilities, primarily deferred revenue	(1,958)
Total purchase price	$ 8,192

The acquired intangible assets include $5,700,000 of customer-related assets, consisting primarily of acquired customer contracts; $430,000 for technology-based assets, consisting of a database and developed software; and $240,000 related to supplier relationships. Both the acquired intangible assets and the acquired goodwill are deductible for U.S. income tax purposes.

Goodwill

The following table shows the changes in our goodwill balances recorded in 2007 and 2006:

($000)	2007	2006	Total
Acquisition of the mutual fund data business acquired from Standard & Poor's	**$ 37,180**	$ —	$ 37,180
Acquisition of the minority interest in Morningstar Europe NV	**1,000**	—	1,000
Ibbotson acquisition	**(301)**	46,221	45,920
Aspect Huntley acquisition	**(369)**	17,274	16,905
Acquisition of the database division of InvestorForce	**12**	6,020	6,032
Reversal of valuation allowances related to non-U.S. deferred tax assets, primarily for net operating losses	—	(1,200)	(1,200)
Adjustment to Morningstar Australia goodwill upon settlement of litigation	**299**	—	299
Other, primarily currency translations	**3,640**	865	4,505
Net increase to goodwill	**$ 41,461**	$ 69,180	$ 110,641
Goodwill—beginning of year	**86,680**	17,500	
Goodwill—end of year	**$128,141**	$ 86,680	

In August 2007, we settled the litigation related to Morningstar Research Pty Ltd. (Morningstar Australia) and paid Australian $4,000,000 (approximately U.S. $3,300,000). In the third quarter of 2007, we recorded $299,000 of this settlement payment as an adjustment to the goodwill initially recorded when we acquired Morningstar Australia in 2001.

At the date of acquisition of certain of our non-U.S. operations, we recorded a valuation allowance against the deferred tax assets related to the acquired entities' deductible temporary differences and net operating losses. In 2006, we reversed these valuation allowances as we considered that it is more likely than not that these tax benefits will be realized. In accordance with SFAS No. 109, *Accounting for Income Taxes*, tax benefits recognized after the acquisition date (by eliminating the valuation allowance) are applied first to reduce any goodwill related to the acquisition. We therefore recorded a reduction to goodwill in the amount of $1,200,000 related to the reduction of these valuation allowances.

We did not record any goodwill impairment losses in 2007, 2006, or 2005, respectively.

Intangible Assets

The following table summarizes our intangible assets:

($000)	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)
Dec. 31, 2007				
Intellectual property	**$ 26,956**	**$ (5,542)**	**$ 21,414**	**10**
Customer-related assets	**58,721**	**(10,354)**	**48,367**	**10**
Supplier relationships	**240**	**(36)**	**204**	**20**
Technology-based assets	**30,059**	**(4,881)**	**25,178**	**9**
Non-competition agreement	**810**	**(206)**	**604**	**5**
Total intangible assets	**$ 116,786**	**$ (21,019)**	**$ 95,767**	**10**
Dec. 31, 2006				
Intellectual property	$ 26,185	$ (2,455)	$ 23,730	10
Customer-related assets	45,015	(4,410)	40,605	10
Supplier relationships	240	(24)	216	20
Technology-based assets	9,177	(1,180)	7,997	9
Non-competition agreement	350	(57)	293	5
Total intangible assets	$ 80,967	$ (8,126)	$ 72,841	10

We amortize intangible assets using the straight-line method over their expected economic useful lives. Amortization expense for the years ended December 31, 2007, 2006, and 2005 was $12,769,000, $7,004,000, and $692,000, respectively.

As of December 31, 2007, we estimate that aggregate amortization expense for intangible assets will be $13,592,000 in 2008; $13,230,000 in 2009; $11,725,000 in 2010; $10,573,000 in 2011; and $9,911,000 in 2012.

8. Investments in Unconsolidated Entities

Our investments in unconsolidated entities consist primarily of the following:

Morningstar Japan K.K.

Morningstar Japan K.K. (MJKK) develops and markets products and services customized for the Japanese market. MJKK's shares are traded on the Osaka Stock Exchange, "Hercules Market," using the ticker 4765. As of December 31, 2007 and 2006, we owned approximately 35% of MJKK. We account for our investment in MJKK using the equity method. The book value of our investment in MJKK totaled $17,522,000 and $16,693,000 as of December 31, 2007 and 2006, respectively. The market value of our investment in MJKK was approximately Japanese Yen 5.4 billion (approximately U.S. $48,007,000) as of December 31, 2007 and Japanese Yen 10.2 billion (approximately U.S. $85,482,000) as of December 31, 2006.

Morningstar Korea, Ltd.

Morningstar Korea provides financial information and services for investors in South Korea. Our ownership interest and profit and loss sharing interest in Morningstar Korea was 40% as of December 31, 2007 and December 31, 2006. We account for this investment using the equity method. Our investment totaled $1,512,000 and $1,415,000 as of December 31, 2007 and 2006, respectively.

Other Investments in Unconsolidated Entities

As of December 31, 2007 and 2006, the book value of our other investments in unconsolidated entities totaled $821,000 and $551,000, respectively, and consist primarily of our investments in Morningstar Danmark A/S (Morningstar Denmark) and Morningstar Sweden AB (Morningstar Sweden). Morningstar Denmark and Morningstar Sweden develop and market products and services customized for their respective markets. Our ownership interest in both Morningstar Denmark and Morningstar Sweden was approximately 25% as of December 31, 2007 and 2006. We account for our investments in Morningstar Denmark and Morningstar Sweden using the equity method.

The following table shows condensed combined financial information, a portion of which is unaudited, for our investments in unconsolidated entities.

($000)	2007	2006	2005
Revenue	**$ 49,028**	$ 18,894	$ 15,069
Operating income	**7,352**	4,985	2,940
Net income	**4,540**	6,979	3,178

($000)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Current assets	**$ 72,207**	$ 57,323	$ 49,538
Total assets	**80,620**	64,059	55,235
Current liabilities	**10,338**	3,781	2,792
Total liabilities	**11,292**	4,122	3,071

9. Property, Equipment, and Capitalized Software

The following table shows our property, equipment, and capitalized software summarized by major category:

($000)	Dec. 31, 2007	Dec. 31, 2006
Computer equipment	**$ 27,573**	$ 22,833
Capitalized software	**21,989**	21,612
Furniture and fixtures	**6,301**	4,461
Leasehold improvements	**16,655**	13,034
Telephone equipment	**1,517**	1,423
Construction in progress	**2,377**	762
Property, equipment, and capitalized software, at cost	**76,412**	64,125
Less accumulated depreciation	**(57,304)**	(48,256)
Property, equipment, and capitalized software, net	**$ 19,108**	$ 15,869

The construction in progress balance consists of spending related to the build-out of new office space in Chicago, Illinois for our U.S.-based operations. These assets will be placed into service in 2008 when we move into this new office space.

Depreciation and leasehold amortization expense totaled $8,488,000, $7,971,000, and $7,574,000 in 2007, 2006, and 2005, respectively.

10. Operating Leases

The following table shows our minimum future rental commitments due in each of the next five years and thereafter for all non-cancelable operating leases, consisting primarily of leases for office space:

Minimum Future Rental Commitments	($000)
2008	$ 7,427
2009	7,533
2010	13,013
2011	12,302
2012	10,454
Thereafter	90,540
Total	$ 141,269

The minimum future lease payments presented in the table above include the lease payments for approximately 235,000 square feet of new office space in Chicago, Illinois for our U.S.-based operations. Although the lease begins in 2008, the minimum lease payments will begin in the second-half of 2009. This lease has a term of 15 years.

Rent expense for 2007, 2006, and 2005 was $11,113,000, $6,818,000, and $5,234,000, respectively, including taxes, insurance, and other operating costs.

Deferred rent in the amount of $1,557,000 and $1,143,000 as of December 31, 2007 and 2006, respectively, relates to build-out and rent abatement allowances received, which are amortized on a straight-line basis over the remaining portion of the original term of the lease. Deferred rent is included, as appropriate, in "Other current liabilities" and "Other long-term liabilities" on our Consolidated Balance Sheets.

11. Stock-Based Compensation

Stock-Based Compensation Plans

In November 2004, we adopted the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan provides for grants of options, stock appreciation rights, restricted stock units, and performance shares. All of our employees and our non-employee directors are eligible for awards under the 2004 Stock Incentive Plan. Joe Mansueto, our chairman and chief executive officer, does not participate in the 2004 Stock Incentive Plan or prior plans.

Since the adoption of the 2004 Stock Incentive Plan, we have granted stock options and, beginning in 2006, restricted stock units. Stock options granted under the 2004 Stock Incentive Plan generally vest ratably over a four-year period and expire 10 years after the date of grant. Almost all of the options granted under the 2004 Stock Incentive Plan have a premium feature in which the exercise price increases over the term of the option at a rate equal to the 10-year Treasury bond yield as of the date of grant. Restricted stock units represent the right to receive a share of Morningstar common stock when that unit vests. Restricted stock units granted under the 2004 Stock Incentive Plan generally vest ratably over a four-year period. At the time of grant, employees may elect to defer receipt of the Morningstar common stock issued upon vesting of the restricted stock unit. As of December 31, 2007, we had 2,657,982 shares available for future grants under our 2004 Stock Incentive Plan compared with 2,827,006 as of December 31, 2006.

Prior to November 2004, we granted stock options under various plans, including the 1993 Stock Option Plan (the 1993 Plan), the 2000 Morningstar Stock Option Plan (the 2000 Plan), and the 2001 Morningstar Stock Option Plan (the 2001 Plan). Options granted under the 1993 Plan, the 2000 Plan, and the 2001 Plan generally vested over a four-year period and as a result are substantially all vested at December 31, 2007; however, because the options under all three plans expire 10 years after the date of grant, some options granted under these plans remain outstanding as of December 31, 2007. The 2004 Stock Incentive Plan amends and restates the 1993 Plan, the 2000 Plan, and the 2001 Plan (collectively, the Prior Plans). Under the 2004 Stock Incentive Plan, we will not grant any additional options under any of the Prior Plans, and any shares subject to an award under any of the Prior Plans that are forfeited, canceled, settled, or otherwise terminated without a distribution of shares, or withheld by us in connection with the exercise of options or in payment of any required income tax withholding, will not be available for awards under the 2004 Stock Incentive Plan.

In February 1999, we entered into an Incentive Stock Option Agreement and a Nonqualified Stock Option Agreement under the 1999 Incentive Stock Option Plan (the 1999 Plan) with Don Phillips, an officer of Morningstar. Under these agreements, we granted Don options to purchase 1,500,000 shares of common stock at an exercise price of $2.77 per share, equal to the fair value at the grant date. These options are fully vested and expire in February 2009. On the date of grant, 1,138,560 options were fully exercisable and an additional 36,144 shares became and continue to become exercisable each year from 1999 through 2008. As of December 31, 2007, there were 217,286 options remaining to be exercised, compared with 710,174 as of December 31, 2006.

Accounting for Stock-Based Compensation Awards

In accordance with SFAS No. 123(R), we estimate forfeitures of all employee stock-based awards and recognize compensation cost only for those awards expected to vest. Because our largest annual equity grants typically have vesting dates in the second quarter, we adjusted the stock-based compensation expense to reflect those awards that ultimately vested. In addition, we reduced our estimate of the forfeiture rate that will be applied to awards not yet vested. These two factors accounted for approximately $800,000 of additional stock-based compensation expense in 2007, the majority of which was recorded in the second quarter.

The following table summarizes our stock-based compensation expense:

($000)	**2007**	2006	2005
Stock-based compensation expense	**$ 10,978**	$ 8,575	$ 10,895

The tax benefit related to the stock-based compensation expense above was $3,968,000, $3,030,000, and $2,933,000 in 2007, 2006, and 2005, respectively.

Restricted Stock Units

We measure the fair value of our restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. We amortize that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period. We granted restricted stock units for the first time in May 2006. As of December 31, 2007, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $16,193,000. We expect to recognize this expense over an average period of approximately 37 months.

The following table summarizes restricted stock unit activity in 2006 and 2007:

Restricted Stock Units	Unvested	Vested but Deferred	Total	Weighted Average Grant Date Fair Value
RSUs outstanding—January 1, 2006	—	—	—	$ —
Granted	280,263	—	280,263	43.90
Forfeited	(19,801)	—	(19,801)	42.41
RSUs outstanding—December 31, 2006	**260,462**	**—**	**260,462**	**44.01**
Granted	**248,584**	**—**	**248,584**	**51.72**
Vested	**(64,792)**	**—**	**(64,792)**	**47.21**
Vested but deferred	**(6,621)**	**6,621**	**—**	**—**
Forfeited	**(23,351)**	**—**	**(23,351)**	**46.78**
RSUs outstanding—December 31, 2007	**414,282**	**6,621**	**420,903**	**48.41**

Stock Option Fair Value

We estimate the fair value of our stock options on the date of grant using a Black-Scholes option-pricing model and amortize that value to stock-based compensation expense ratably over the options' vesting period. The weighted average fair value of options granted during 2007, 2006, and 2005 using this model was $34.15 per share, $14.16 per share, and $9.62 per share, respectively. We estimated the fair value of these options on the date of grant using the following weighted average assumptions:

	2007	2006	2005
Expected life (years)	**2.0**	6.25	7.0
Expected volatility (%)	**43.0%**	43.0%	50.0%
Dividend yield (%)	**—**	—	—
Interest rate (%)	**4.95%**	4.33%	4.04%
Expected exercise price	**$ 14.70**	$ 45.31	$ 26.20

Expected life
The expected life represents the period over which the stock options are expected to be outstanding. Because we have limited historical information regarding stock option exercises since becoming a public company in May 2005, in 2006 we determined the expected life using the "shortcut method" described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term.

Expected volatility
The volatility factor used in our assumptions is based on an average of the historical stock prices of a group of our peers over the most recent period commensurate with the expected term of the stock option award. Because we are a recently public company with limited historical data on the price of our stock, we do not base our volatility assumption on our own stock price.

Dividend yield
We do not intend to pay dividends on our common stock for the foreseeable future. Accordingly, we used a dividend yield of zero in our assumptions.

Interest rate
We based the risk-free interest rate used in our assumptions on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term that approximates the stock option award's expected term.

Expected exercise price
Options granted in 2006 and 2005 have initial exercise prices that increase over the term of the options at a rate equal to the 10 year Treasury bond rate as of the date of grant. The expected exercise price included in the option pricing models for these options was calculated using the applicable estimated life 10 year Treasury bond rate.

Stock Option Activity

The tables below summarize stock option activity for our various stock option grants. The first table includes activity for options granted at an exercise price below the fair value per share of our common stock on the grant date; the second table includes activity for all other option grants.

	2007		2006		2005	
Stock Option Activity	**Underlying Shares**	**Weighted Average Exercise Price**	Underlying Shares	Weighted Average Exercise Price	Underlying Shares	Weighted Average Exercise Price
Options Granted At an Exercise Price Below the Fair Value Per Share on the Grant Date						
Options outstanding—beginning of year	**2,871,310**	**$ 11.11**	3,338,959	$ 10.50	3,557,683	$ 10.39
Granted	**569**	**14.70**	—	—	—	—
Canceled	**(22,683)**	**16.36**	(73,999)	15.70	(42,658)	14.84
Exercised	**(780,606)**	**7.44**	(393,650)	7.41	(176,066)	13.03
Options outstanding—end of year	**2,068,590**	**12.84**	2,871,310	11.11	3,338,959	10.50
Options exercisable	**1,719,184**	**$ 12.34**	2,113,535	$ 9.81	2,102,247	$ 8.31
All Other Option Grants, Excluding Activity Shown Above						
Options outstanding—beginning of year	**6,098,594**	**$ 12.55**	7,795,848	$ 11.96	7,394,248	$ 10.67
Granted	—	—	46,551	34.63	1,077,084	19.64
Canceled	**(39,216)**	**20.12**	(85,697)	21.77	(98,451)	13.79
Exercised	**(1,682,289)**	**10.07**	(1,658,108)	10.46	(577,033)	10.24
Options outstanding—end of year	**4,377,089**	**13.61**	6,098,594	12.55	7,795,848	11.96
Options exercisable	**3,890,824**	**$ 12.49**	5,142,327	$ 11.33	6,193,670	$ 10.79

Stock Options Outstanding and Exercisable	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)	Exercisable Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)
$2.00–$2.77	673,477	0.73	$ 2.56	$ 50,638	636,713	0.71	$ 2.55	$ 47,881
$8.57–$14.70	3,992,872	2.93	12.57	260,246	3,991,767	2.93	12.57	260,171
$16.74–$37.78	1,779,330	7.12	19.21	104,157	981,528	7.05	18.35	58,304
$2.00–$37.78	6,445,679	3.86	13.36	$ 415,041	5,610,008	3.40	12.45	$ 366,356
Vested or Expected to Vest:								
$2.00–$37.78	**6,347,587**	**3.84**	**$ 13.34**	**$ 408,825**				

The total intrinsic value (difference between the market value of our stock on the date of exercise and the exercise price of the option) of options exercised during 2007, 2006, and 2005 was $133,509,000, $66,655,000, and $13,095,000, respectively.

The table above shows additional information for options outstanding and options exercisable as of December 31, 2007.

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value, based on our closing stock price of $77.75 on December 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2007, the total amount of unrecognized stock-based compensation expense related to stock options was approximately $4,710,000, which is expected to be recognized over a weighted average period of approximately 13 months.

12. Related Party Transactions

In 1989, under our 1989 Nonqualified Stock Option Plan (the 1989 Plan), we granted options to purchase 1,500,000 shares of common stock at an exercise price of $0.075 per share, equal to the fair value at date of issue, to Don Phillips, an officer of Morningstar. These options were not exercised and expired in February 1999. In February 1999, in conjunction with the expiration of options granted under the 1989 Plan, we entered into a Deferred Compensation Agreement (the Agreement) with Don. Under the terms of the Agreement, on any date that Don exercises the right to purchase shares under the 1999 Plan, we shall pay to him $2.69 per share in the form of cash or, at our election, shares of common stock. If on the date of purchase the fair value of Morningstar's stock is below $2.77 per share, the amount paid per share will be reduced based on the terms of the Agreement. Our obligation to pay deferred compensation will not be increased by any imputed interest or earnings amount.

In May 2006, Don Phillips entered into a Rule 10b5-1 plan contemplating the sale of shares to be acquired through stock option exercises. Upon exercise of certain stock options, we will make payments to him, as prescribed by the Agreement. In 2007, Don exercised 492,888 options, of which 439,600 were sold under his 10b5-1 plan. As of December 31, 2007 and December 31, 2006, our Consolidated Balance Sheets include a liability of $585,000 and $1,963,000, respectively, for the Agreement. The liability is classified as "Other current liabilities" at December 31, 2007. The reduction in the liability since December 31, 2006 reflects amounts paid to Don in 2007 in accordance with the Agreement.

13. Defined Contribution Plan

We sponsor a defined contribution 401(k) plan, which allows our U.S.-based employees to voluntarily contribute pre-tax dollars up to a maximum amount allowable by the U.S. Internal Revenue Service. We contribute an amount equal to the employee's contributions, up to 7% of the employee's salary. Our matching contributions were $5,840,000, $4,839,000, and $3,717,000, for the years ended December 31, 2007, 2006, and 2005, respectively.

14. Non-Operating Income

The following table presents the components of net non-operating income:

($000)	**2007**	2006	2005
Interest income, net	**$ 7,134**	$ 4,623	$ 3,078
Other income (expense), net	**(905)**	(459)	121
Non-operating income, net	**$ 6,229**	$ 4,164	$ 3,199

Interest income primarily reflects interest from our investment portfolio. Other income (expense) primarily represents foreign currency exchange gains and losses arising from the ordinary course of business related to our non-U.S. operations, unrealized and realized gains and losses from our investment portfolio, and royalty income from MJKK.

15. Income Taxes

Effective Income Tax Rate

The following table shows our effective income tax rate:

($000)	2007	2006	2005
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	**$123,483**	$ 81,691	$49,679
Equity in net income of unconsolidated entities	**1,694**	2,787	1,662
Total	**$125,177**	$84,478	$ 51,341
Income tax expense	**$ 51,255**	$32,975	$20,224
Effective income tax rate	**40.9%**	39.0%	39.4%

Our effective income tax rate in 2007 is influenced by three primary factors: U.S. state income taxes, the reported income or loss of our non-U.S. entities and our evaluation of the realizability of their net operating losses; and the impact of specific tax planning strategies. Incentive stock options also influenced our effective tax rate in 2007, but to a much lesser extent than in previous years.

The table below reconciles our income tax expense at the U.S. federal income tax rate of 35% to income tax expense as recorded.

In 2007, our effective income tax rate increased 1.9 percentage points compared with the prior year. The increase reflects a higher overall U.S. state tax rate and additional state income tax expense related to a change in state tax law enacted in 2007. As a result of this tax law change, we expect to realize a lower tax benefit when we use our net deferred tax assets in future periods. We therefore reduced the value of our deferred tax assets and recorded a corresponding increase to income tax expense as of the date of enactment. Our effective tax rate was also impacted due to an increase is unrecognized tax benefits.

Our effective income tax rate reflects the fact that we are not recording an income tax benefit related to losses recorded by certain of our non-U.S. operations. The net operating losses (NOLs) may become deductible in certain non-U.S. tax jurisdictions to the extent these non-U.S. operations become profitable. In the year certain non-U.S. entities record a loss, we do not record a corresponding tax benefit, thus increasing our effective tax rate. For each of our operations, we evaluate whether it is more likely than not that the tax benefits related to NOLs will be realized. As part of this evaluation, we consider evidence such as tax planning strategies, historical operating results, forecasted taxable income, and recent financial performance. Upon determining that it is more likely than not that the NOLs will be realized, we reduce the tax valuation allowances related to these NOLs, which results in a reduction to our income tax expense and our effective income tax rate in the period. In 2007 and 2006, based on our evaluations, we recorded a net reduction of the valuation allowances related to the NOLs for certain of our non-U.S. operations, reducing our effective tax rate in each of these years.

($000, except percentages)	2007		2006		2005	
Income tax expense at U.S. federal rate	**$ 43,800**	**35.0%**	$ 29,567	35.0%	$ 17,969	35.0%
State income taxes, net of federal income tax benefit	**6,252**	**5.0**	3,722	4.4	2,419	4.7
State income taxes, impact of enacted law change on deferred tax assets	**761**	**0.6**	—	—	—	—
Impact of equity in net income of unconsolidated entities	**(436)**	**(0.3)**	(839)	(1.0)	(494)	(0.9)
Stock option activity	**432**	**0.3**	333	0.4	1,716	3.3
Disqualifying dispositions on incentive stock options	**(241)**	**(0.2)**	(483)	(0.6)	(441)	(0.9)
Non-U.S. withholding taxes, net of federal income tax effect	**311**	**0.2**	456	0.5	—	—
Net change in valuation allowance related to non-U.S. deferred tax assets, primarily net operating losses	**(1,921)**	**(1.5)**	(1,013)	(1.2)	—	—
Difference between U.S. federal statutory and foreign tax rates	**(810)**	**(0.6)**	(191)	(0.2)	115	0.2
Research and development costs	**—**	**—**	—	—	(588)	(1.1)
Change in unrecognized tax benefits	**2,711**	**2.2**	947	1.1	—	—
Other—net	**396**	**0.2**	476	0.6	(472)	(0.9)
Total income tax expense	**$ 51,255**	**40.9%**	$ 32,975	39.0%	$ 20,224	39.4%

Incentive stock options impact our effective tax rate once a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option. We receive a tax benefit when a disqualifying disposition occurs. A disqualifying disposition reduces our effective income tax rate.

Income tax expense consists of the following:

($000)	2007	2006	2005
Current:			
U.S.			
Federal	**$ 36,425**	$ 27,163	$ 15,625
State	**9,697**	5,832	3,515
Non-U.S.	**3,544**	1,904	501
	49,666	34,899	19,641
Deferred:			
U.S.			
Federal	**187**	(1,147)	411
State	**1,352**	(200)	92
Non-U.S.	**50**	(577)	80
	1,589	(1,924)	583
Income tax expense	**$ 51,255**	$ 32,975	$ 20,224

The following table provides our income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change, generated by our U.S. and non-U.S. operations:

($000)	2007	2006	2005
U.S.	**$107,774**	$ 79,391	$ 48,580
Non-U.S.	**15,709**	2,300	1,099
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	**$123,483**	$ 81,691	$ 49,679

Deferred Tax Assets and Liabilities

We recognize deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and their tax basis. The tax effects of the temporary differences that give rise to the deferred income tax assets and liabilities are shown in the table below.

Deferred Tax Assets (Liabilities) ($000)	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets:		
Stock-based compensation expense	**$ 15,562**	$ 21,415
Accrued liabilities	**10,572**	4,256
Property, equipment, and capitalized software	**4,498**	2,845
Net operating loss carryforwards – U.S.	**1,323**	1,402
Net operating loss carryforwards – Non-U.S.	**6,379**	8,591
Research and development	**628**	668
Deferred royalty revenue	**532**	562
Allowance for doubtful accounts	**354**	389
Deferred rent	**313**	338
Other	**180**	1,149
Total deferred tax assets	**40,341**	41,615
Deferred tax liabilities:		
Acquired intangible assets	**(17,655)**	(19,844)
Prepaid expenses	**(2,149)**	(2,025)
Other	**(827)**	(54)
Total deferred tax liabilities	**(20,631)**	(21,923)
Net deferred tax assets before valuation allowance	**19,710**	19,692
Valuation allowance	**(4,609)**	(7,169)
Net deferred tax assets	**$ 15,101**	$ 12,523

The deferred tax assets and liabilities are included in our Consolidated Balance Sheets as follows:

Deferred Tax Assets (Liabilities) ($000)	**Dec. 31, 2007**	Dec.31, 2006
Deferred tax liability, net—current	**$ (557)**	$ (1,266)
Deferred tax asset, net—non-current	**15,658**	13,789
Net deferred tax assets	**$ 15,101**	$ 12,523

As of December 31, 2007, we have a U.S. net operating loss (NOL) carryforward of $3,486,000 which will expire in 2022. Because of limitations on the use of the NOL imposed by the U.S. Internal Revenue Code, our use of the NOL is limited to approximately $224,000 per year. We have NOL carryforwards of $22,385,000 related to our non-U.S. operations as of December 31, 2007. Of these NOLs, approximately $4,635,000 will begin to expire beginning in 2013 through 2020 and $17,750,000 have no expiration date. We have recorded a valuation allowance against all but approximately $7,104,000 of these NOLs. Further, we do not expect significant changes to our liability for uncertain tax positions in 2008 due to lapses of statutes of limitations.

As of December 31, 2006 we had NOL carryforwards of approximately $28,400,000 related to our non-U.S. operations and had recorded a valuation allowance against all but approximately $6,000,000 of these NOLs.

Federal and state income taxes have not been provided on accumulated undistributed earnings of certain foreign subsidiaries aggregating approximately $4,500,000 at December 31, 2007, as such earnings have been permanently reinvested. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

Accounting for Uncertainty in Tax Positions

We conduct business globally and as a result, we file income tax returns in U.S. Federal, state, local, and foreign jurisdictions. In the normal course of business we are subject to examination by tax authorities throughout the world. During 2007, the statute of limitations lapsed on our 2003 U.S. Federal tax return. In addition, the audit of our 2004 U.S. Federal tax return was closed during the year without change to the 2004 tax liability. The open tax years for our U.S. Federal tax return include the years 2004 to the present. Most of our state tax returns have open tax years from 2004 to the present. In non-U.S. jurisdictions, the statute of limitations generally extends to years prior to 2003. There were no significant changes to uncertain tax positions in 2007 due to lapses of statutes of limitation or audit activity. Further, we do not expect significant changes to our liability for uncertain tax positions in 2008 due to lapses of statutes of limitations.

We are currently under audit by various state and local tax authorities in the United States. We are also under audit by the tax authorities in certain non-U.S. jurisdictions. It is likely that the examination phase of some of these state, local, and non-U.S. audits will conclude in 2008. It is not possible to estimate the impact of current audits on previously recorded unrecognized tax benefits.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

Gross Unrecognized Tax Benefits	**($000)**
Gross unrecognized tax benefits as of January 1, 2007	**$ 2,691**
Increases as a result of tax positions taken during a prior-year period	**1,520**
Increases as a result of tax positions taken during the current period	**2,984**
Decreases relating to settlements with tax authorities	—
Reductions as a result of lapse of the applicable statute of limitations	—
Gross unrecognized tax benefits as of December 31, 2007	**$ 7,195**

As of December 31, 2007 we had approximately $7,195,000 of gross unrecognized tax benefits, of which, $4,741,000, if recognized, would result in a reduction of our effective income tax rate. The increase in the unrecognized tax benefits recorded in 2007 includes $2,383,000 of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of the deduction. In recording this unrecognized tax benefits we also increased our deferred tax assets. Because of the impact of deferred tax accounting, other than interest and penalties, this liability did not affect our 2007 effective tax rate. The remaining increase in the gross unrecognized tax benefits was recorded, net of any tax benefits, to income tax expense in our Consolidated Statement of Income for the year ended December 31, 2007.

As of December 31, 2007, and 2006, we had gross liabilities for interest and penalties of approximately $869,000 and $99,000, respectively. The increase in the liability was recorded, net of any tax benefits, to income tax expense in our Consolidated Statement of Income in 2007.

16. Contingencies

Morningstar Australia

In 2001, Mr. Graham Rich, the then managing director and chief executive officer of Morningstar Research Pty Limited (Morningstar Australia), and one of two companies controlled by Mr. Rich, filed a suit in the Supreme Court of New South Wales, Australia against Morningstar and certain of its officers and nominee directors on the board of Morningstar Australia. Mr. Rich was also a beneficial owner of shares in Morningstar Australia. Mr. Rich and his company originally sought an injunction which, if granted, would have precluded Morningstar Australia from terminating the services of Mr. Rich and from issuing additional shares to Morningstar in exchange for the provision of further funding by Morningstar to Morningstar Australia. Further, Mr. Rich and his company sought an order that a provisional liquidator be appointed for Morningstar Australia. The court rejected this injunction application. The application for the appointment of a provisional liquidator also failed. The services of Mr. Rich were terminated in November 2001.

Mr. Rich and the two companies controlled by Mr. Rich thereafter filed additional claims, alleging among other things, breaches by Morningstar of contracts and statutory and general law duties, misleading, deceptive, and unconscionable conduct by Morningstar, oppression by Morningstar and its nominee directors, claims under the Industrial Relations Act of New South Wales, breaches of directors' duties by Morningstar's nominee directors, and conflict of interest. The claims sought various forms of relief, including monetary damages in the amount of Australian $25,000,000, the setting aside of transactions which resulted in Morningstar obtaining control of Morningstar Australia, and an order either setting aside Morningstar's acquisition of the shares formerly beneficially owned by Mr. Rich and his companies or determining a different price for this acquisition. In the alternative, Mr. Rich and his companies sought an order that they be entitled to purchase the shares in Morningstar Australia at a price to be determined by the court or book value (as defined in the Morningstar Australia shareholders agreement). Morningstar denied the claims and filed counter-claims against Mr. Rich and certain of his companies, alleging breaches of statutory, general law, and contractual duties.

In May 2005, Mr. Rich obtained conditional leave of the court to begin a proceeding in the name of Morningstar Australia against Morningstar and its nominee directors.

In the fourth quarter of 2003, Morningstar offered to settle all claims for Australian $1,250,000, which then approximated U.S. $942,000, and, in accordance with SFAS No. 5, *Accounting for Contingencies*, Morningstar recorded a reserve in this amount. In December 2005, Morningstar increased its offer to settle all claims to approximately Australian $2,500,000 (which then approximated U.S. $1,800,000) and in accordance with SFAS No. 5, Morningstar had a reserve recorded in this amount.

In August 2007, the parties agreed to a settlement pursuant to which the parties dismissed and released all claims in the proceedings and Morningstar paid Australian $4,000,000 (approximately U.S. $3,300,000) at the date of settlement. This amount was higher than the previously recorded reserve of Australian $2,500,000 (approximately U.S. $2,100,000 at the settlement date). We recorded about $900,000 of the difference as legal expense. We accounted for the remainder as an adjustment to the goodwill we initially recorded when we acquired Morningstar Australia in 2001.

Morningstar Associates, LLC Subpoenas from Securities and Exchange Commission, New York Attorney General's Office, and the Department of Labor

Securities and Exchange Commission

In February 2005, Morningstar Associates, LLC, a wholly owned subsidiary of Morningstar, Inc., received a request from the SEC for the voluntary production of documents relating to the investment consulting services the company offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. In July 2005, the SEC issued a subpoena to Morningstar Associates that was virtually identical to its February 2005 request.

Subsequently, the SEC focused on disclosure relating to an optional service offered to retirement plan sponsors (employers) that select 401(k) plan services from ING, one of Morningstar Associates' clients. In response to the SEC investigation, ING and Morningstar Associates revised certain documents for plan sponsors to further clarify the roles of ING and Morningstar Associates in providing that service. The revisions also help reinforce that Morningstar Associates makes its selections only from funds available within ING's various retirement products.

In January 2007, the SEC notified Morningstar Associates that it ended its investigation, with no enforcement action, fines, or penalties.

New York Attorney General's Office

In December 2004, Morningstar Associates received a subpoena from the New York Attorney General's office seeking information and documents related to an investigation the New York Attorney General's office is conducting. The request is similar in scope to the SEC subpoena described above. Morningstar Associates has provided the requested information and documents.

In January 2007, Morningstar Associates received a Notice of Proposed Litigation from the New York Attorney General's office. The Notice centers on the same issues that became the focus of the SEC investigation described above. The Notice gave Morningstar Associates the opportunity to explain why the New York Attorney General's office should not institute proceedings. Morningstar Associates promptly submitted its explanation and has cooperated fully with the New York Attorney General's office.

We cannot predict the scope, timing, or outcome of this matter, which may include the institution of administrative, civil, injunctive, or criminal proceedings, the imposition of fines and penalties, and other remedies and sanctions, any of which could lead to an adverse impact on our stock price, the inability to attract or retain key employees, and the loss of customers. We also cannot predict what impact, if any, this matter may have on our business, operating results, or financial condition.

United States Department of Labor

In May 2005, Morningstar Associates received a subpoena from the United States Department of Labor, seeking information and documents related to an investigation the Department of Labor is conducting. The Department of Labor subpoena is substantially similar in scope to the SEC and New York Attorney General subpoenas.

In January 2007, the Department of Labor issued a request for additional documents pursuant to the May 2005 subpoena, including documents and information regarding Morningstar Associates' retirement advice products for plan participants. Morningstar Associates continues to cooperate fully with the Department of Labor.

We cannot predict the scope, timing, or outcome of this matter, which may include the institution of administrative, civil, injunctive, or criminal proceedings, the imposition of fines and penalties, and other remedies and sanctions, any of which could lead to an adverse impact on our stock price, the inability to attract or retain key employees, and the loss of customers. We also cannot predict what impact, if any, these matters may have on our business, operating results, or financial condition.

In addition to these proceedings, we are involved in legal proceedings and litigation that have arisen in the normal course of our business. Although the outcome of a particular proceeding can never be predicted, we do not believe that the result of any of these matters will have a material adverse effect on our business, operating results, or financial condition.

17. Subsequent Event

In January 2008, we acquired the Hemscott data, media, and investor relations Web site businesses from Ipreo Holdings, LLC for $51.6 million in cash, subject to working capital adjustments. The acquisition includes Hemscott Data, which has more than 20 years of comprehensive fundamental data on virtually all publicly listed companies in the United States, Canada, the United Kingdom, and Ireland; Hemscott Guru, a leading online research tool that contains financial data and directors' biographies on more than 2,500 U.K.-quoted companies and 400,000 private companies; Hemscott Adviser Rankings Guide, a comprehensive listing of more than 1,800 leading providers of professional services to all U.K.- and Irish-registered companies listed on the London Stock Exchange; Hemscott India, which operates a state-of-the-art data collection center in New Delhi, India; Hemscott.com, a free investment research Web site in the United Kingdom, Hemscott Premium and Premium Plus, subscription-based investment research and data services for executives and high net-worth investors; and Hemscott IR, a pioneer in best-practice online investor relations and corporate communications services in the United Kingdom.

This acquisition fits with our strategies of building a premier global equity database and expanding our presence outside the United States.

18. Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) modifies the financial accounting and reporting of business combinations. SFAS No. 141(R) requires the acquirer to recognize and measure the fair value of the acquired operation as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquired operation or how the acquisition was achieved. SFAS No. 141(R) is effective for business combination transactions with acquisition dates on or after the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) is required to be adopted concurrently with SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 141(R) requires prospective application and prohibits earlier application. We are in the process of determining the effect the adoption of SFAS No. 141(R) will have on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 160 amends the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and is effective for the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. We are in the process of determining the effect the adoption of SFAS No. 160 will have on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, (including an amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities)*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The amendment to SFAS No. 115 applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years; therefore, we will adopt SFAS No. 159 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 159 will have on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years; therefore, we will adopt SFAS No. 157 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 157 will have on our Consolidated Financial Statements.

Additional Information

Selected Quarterly Financial Data

(in thousands except per share amounts)	2006 Q1	2006 Q2	2006 Q3	2006 Q4	2007 Q1	2007 Q2	2007 Q3	2007 Q4
Revenue	$ 70,060	$ 76,257	$ 81,821	$ 87,037	**$ 95,447**	**$ 109,685**	**$ 111,859**	**$ 118,116**
Operating expense (1):								
Cost of goods sold	18,673	22,052	22,389	23,861	**25,855**	**29,020**	**28,674**	**30,228**
Development	6,091	7,306	7,876	8,221	**8,055**	**9,134**	**9,010**	**8,917**
Sales and marketing	11,660	11,880	12,971	14,103	**16,729**	**16,471**	**17,132**	**18,503**
General and administrative	12,032	13,793	13,781	15,984	**16,086**	**21,128**	**19,936**	**21,718**
Depreciation and amortization	2,406	3,767	4,267	4,535	**4,695**	**5,486**	**5,662**	**5,414**
Total operating expense	50,862	58,798	61,284	66,704	**71,420**	**81,239**	**80,414**	**84,780**
Operating income	19,198	17,459	20,537	20,333	**24,027**	**28,446**	**31,445**	**33,336**
Non-operating income:								
Interest income, net	1,059	858	1,169	1,537	**1,749**	**1,437**	**1,812**	**2,136**
Other income (expense), net	(126)	(186)	(31)	(116)	**(236)**	**(69)**	**408**	**(1,008)**
Non-operating income, net	933	672	1,138	1,421	**1,513**	**1,368**	**2,220**	**1,128**
Income before income taxes, equity in net income of unconsolidated entities, and cumulative effect of accounting change	20,131	18,131	21,675	21,754	**25,540**	**29,814**	**33,665**	**34,464**
Income tax expense	7,598	7,624	9,228	8,525	**10,291**	**11,996**	**14,229**	**14,739**
Equity in net income of unconsolidated entities	647	658	1,100	382	**537**	**455**	**417**	**285**
Income before cumulative effect of accounting change	13,180	11,165	13,547	13,611	**15,786**	**18,273**	**19,853**	**20,010**
Cumulative effect of accounting change, net of income tax expense of $171	259	—	—	—	**—**	**—**	**—**	**—**
Net income	$ 13,439	$ 11,165	$ 13,547	$ 13,611	**$ 15,786**	**$ 18,273**	**$ 19,853**	**$ 20,010**
Basic income per share:								
Basic income per share before cumulative effect of accounting change	$ 0.33	$ 0.27	$ 0.33	$ 0.32	**$ 0.37**	**$ 0.43**	**$ 0.46**	**$ 0.45**
Basic net income per share	$ 0.33	$ 0.27	$ 0.33	$ 0.32	**$ 0.37**	**$ 0.43**	**$ 0.46**	**$ 0.45**
Weighted average common shares outstanding—basic	40,355	40,925	41,448	41,957	**42,401**	**42,852**	**43,393**	**44,188**
Diluted income per share:								
Diluted income per share before cumulative effect of accounting change	$ 0.28	$ 0.24	$ 0.29	$ 0.29	**$ 0.33**	**$ 0.38**	**$ 0.41**	**$ 0.41**
Diluted net income per share	$ 0.29	$ 0.24	$ 0.29	$ 0.29	**$ 0.33**	**$ 0.38**	**$ 0.41**	**$ 0.41**
Weighted average common shares outstanding—diluted	46,424	46,684	46,578	47,100	**47,381**	**47,868**	**48,232**	**48,757**
(1) Includes stock-based compensation expense of:								
Cost of goods sold	$ 272	$ 285	$ 302	$ 313	**$ 338**	**$ 513**	**$ 408**	**$ 447**
Development	114	131	141	146	**253**	**371**	**302**	**330**
Sales and marketing	126	137	152	156	**299**	**412**	**327**	**359**
General and administrative	1,422	1,526	1,663	1,689	**1,444**	**1,907**	**1,560**	**1,708**
Total stock-based compensation expense	$ 1,934	$ 2,079	$ 2,258	$ 2,304	**$ 2,334**	**$ 3,203**	**$ 2,597**	**$ 2,844**

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolio is actively managed and may suffer losses from fluctuating interest rates, market prices, or adverse security selection. Our investment portfolio is mainly invested in high-quality fixed-income securities. We do not have any direct exposure to sub-prime mortgages. As of December 31, 2007, our cash, cash equivalents, and investments balance was $258.6 million. Based on our estimates, a 100 basis-point change in interest rates would have increased or decreased the fair value of our investment portfolio by approximately $0.5 million.

As our non-U.S. revenue increases as a percentage of our consolidated revenue, fluctuations in foreign currencies present a greater potential risk. To date, we have not engaged in currency hedging, and we do not currently have any positions in derivative instruments to hedge our currency risk. Our results could suffer if certain foreign currencies decline relative to the U.S. dollar. In addition, because we use the local currency of our subsidiaries as the functional currency, we are affected by the translation of foreign currencies into U.S. dollars.

Stock Price Performance Graph

The graph below shows a comparison from May 3, 2005 (the date our common stock began trading on the Nasdaq National Market) through December 31, 2007 of cumulative total return for our common stock, the Morningstar U.S. Market Index, and a group of peer companies, which are listed below the graph. The returns shown are based on historical results and are not intended to suggest future performance. Data for the Morningstar U.S. Market Index and our peer group assume reinvestment of dividends. We did not pay any dividends on our common stock during the period covered by the graph and have no present plans to do so.

Price Range of Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol MORN.

The following table shows the high and low price per share of our common stock as quoted on the Nasdaq Global Select Market.

	2007		2006	
	High	**Low**	High	Low
First Quarter	**$ 54.57**	**$ 44.60**	$ 46.37	$ 33.79
Second Quarter	**54.72**	**46.10**	47.56	35.66
Third Quarter	**67.16**	**46.48**	42.76	32.99
Fourth Quarter	**85.50**	**61.50**	47.36	36.32

Shareholders of Record

As of February 29, 2008, there were approximately 775 shareholders of record of our common stock. This total reflects shareholders who hold shares that are registered directly with our transfer agent. We estimate that there were approximately 20,000 beneficial owners, or shareholders who hold shares through a stock brokerage account, as of the same date.



Morningstar
$400
300
200
Morningstar
U.S. Market Index
100
Peer Group

	2005				2006				2007			
	May 3	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	**Mar. 31**	**June 30**	**Sept. 30**	**Dec. 31**
—	$100.00	$139.30	$159.60	$172.77	$223.29	$206.88	$184.04	$224.69	**$257.56**	**$234.54**	**$306.23**	**$387.78**
•••	100.00	104.06	108.25	110.67	116.45	114.34	119.63	128.04	**129.82**	**137.85**	**140.22**	**135.63**
--	100.00	102.80	107.09	118.21	127.20	113.57	129.65	144.81	**139.90**	**152.51**	**135.03**	**120.96**

(1) Our peer group consists of the following companies: Advent Software, Inc., FactSet Research Systems Inc., Interactive Data Corporation, The McGraw-Hill Companies, Inc., Moody's Corporation, Reuters Group PLC., SEI Investments Company, The Thomson Corporation, and Value Line, Inc.

Corporate Headquarters
Morningstar, Inc., 225 West Wacker Drive, Chicago, Illinois 60606
+1 312 696-6000

Morningstar 2007 Annual Report
This report is a summary and does not provide complete information. We encourage investors to read our Annual Report on Form 10-K for the year ended December 31, 2007. This 10-K report is available without charge on Morningstar's corporate Web site at global.morningstar.com.

Transfer Agent and Registrar
Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, +1 866 303-0659 (toll free)

Ethics Hotline
Morningstar has established a confidential Ethics Hotline that anyone may use to report complaints or concerns about ethics violations, including accounting irregularities, financial misstatements, problems with internal accounting controls, or non-compliance with external rules and regulations.

The Morningstar Ethics Hotline is operated by MySafeWorkplace, an independent company that is not affiliated with Morningstar. The hotline is available 24 hours a day, seven days a week.

Anyone may make a confidential, anonymous report by calling the hotline toll free at: +1 800 461-9330 (in the United States) or +00 800 1777 9999 (outside the United States)

Annual Meeting
Morningstar's annual meeting of shareholders will be held at 9 a.m. on Tuesday, May 20, 2008 at The University of Chicago Gleacher Center, 450 North Cityfront Plaza, Chicago, Illinois 60611.

Investor Questions
We encourage all interested parties—including securities analysts, potential shareholders, and others—to submit questions to us in writing. We publish responses to these questions on the first Friday of every month on our Web site and in Form 8-Ks furnished to the SEC. If you have a question about our business, please send it to *investors@morningstar.com*.

Board of Directors

• ■ Cheryl Francis
Vice Chairman, Corporate Leadership Center

• ■ Steve Kaplan
Neubauer Family Professor of Entrepreneurship and Finance, University of Chicago Graduate School of Business

• William Lyons
Former President and Chief Executive Officer, American Century Companies, Inc.

Joe Mansueto
Chairman and Chief Executive Officer, Morningstar, Inc.

■ ▲ Jack Noonan
Chairman, President and Chief Executive Officer, SPSS Inc.

Don Phillips
Managing Director, Morningstar, Inc.

▲ Frank Ptak
President and Chief Executive Officer, The Marmon Group

• ▲ Paul Sturm
Private Investor

• Member of audit committee
■ Member of compensation committee
▲ Member of nominating/governance committee

Executive Officers

Chris Boruff
President, Advisor Business

Peng Chen
President and Chief Investment Officer, Ibbotson Associates

Scott Cooley
Chief Financial Officer

Bevin Desmond
President, International Business

Catherine Gillis Odelbo
President, Individual Business

Tao Huang
Chief Operating Officer

Elizabeth Kirscher
President, Data Services Business

Joe Mansueto
Chairman and Chief Executive Officer

Don Phillips
Managing Director, Corporate Strategy, Research, and Communications

Patrick Reinkemeyer
President, Morningstar Associates, LLC

John Rekenthaler
Vice President, Research and New Product Development

Richard E. Robbins
General Counsel and Corporate Secretary

David W. Williams
Managing Director, Design

MORNINGSTAR®

END